We ARE Investment Grade

12026099

ALEXANDRIA®

"Alexandria's Baa2 issuer rating reflects the REIT's high-quality nationally diversified portfolio of life science assets clustered around such key life science markets as Boston, San Francisco, San Diego, and Washington, D.C., among others. Alexandria benefits from a diverse and highly rated tenant profile with multinational pharmaceutical, biotech and university tenants largely insensitive to the business cycle as seen during the most recent recession."

MOODY'S / JULY 13, 2011

"Our rating on Alexandria reflects the company's satisfactory business risk profile evidenced by the portfolio's well-located assets in key life science markets, which have exhibited stability and positive same-store performance through the recent downturn, a strong tenant roster and favorable lease terms that should support core cash flow stability."

STANDARD & POOR'S / JULY 21, 2011

IN JULY 2011, ALEXANDRIA received investment grade ratings from two rating agencies. This milestone is a testament to the key strengths of Alexandria's credit profile and business, including:

- Solid Balance Sheet;
- Key Cluster Locations;
- High-Credit & Diverse Client Tenants; and
- Stable & Consistent Operations.

Receipt of these investment grade ratings is a seminal moment for the Company. We acknowledge this significant accomplishment in our 2011 Annual Report.

SEC
Mail Processing
Section
APR 3 0 2012
Washington, DC
121

To Fellow Alexandria Real Estate Equities, Inc. Stakeholders

IT IS WITH GREAT PRIDE AND APPRECIATION that I reflect on the important achievements of the Alexandria team in 2011. From a global macroeconomic perspective, 2011 was an incredibly difficult year. Despite a steady improvement in the business climate, political dysfunction undermined business and investor confidence. In the United States, this manifested itself with the federal debt ceiling debate and the historic downgrade of the United States government credit rating. Abroad, significant concerns about the viability of the Eurozone followed from credit issues in Greece, Portugal, Spain, and Italy. Even in Asia, robust growing economies faced the prospect of a hard landing.

Despite this challenging backdrop, the Alexandria team demonstrated an unwavering commitment toward improving our credit profile, simplifying our thesis, and continuing to deliver world-class products and services to our high-credit client tenants in the broad, diverse, and impactful life science industry.



JOEL S. MARCUS
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, AND FOUNDER

In July 2011, our team's critical efforts culminated in one of the most important moments in Alexandria's history – the receipt of investment grade ratings from two major rating agencies, Moody's and Standard & Poor's. We believe the ratings reflect Alexandria's leadership of our life science real estate niche, which we created; the strength of our credit profile and business; the size and quality of our real estate holdings; our consistent operating and leasing performance; our unmatched life science and real estate experience and expertise; the importance of our key cluster locations; stable net operating income from our high-credit client tenants; and our continuing focus on maintaining a conservative balance sheet.

We were also very pleased to report 2011 as the highest leasing year in the history of the Company. We leased more than 1.1 million square feet in the fourth quarter alone, and approximately 3.4 million square feet during the year, including almost 1 million square feet related to our development and redevelopment projects. This record performance affirms our leading franchise in the life science industry.

We continue to manage Alexandria in an integrated manner with a focus on creating value for long-term investors. Since our initial public offering in May 1997, to December 31, 2011, Alexandria has generated a total return of 527%, assuming reinvestment of all dividends. We are proud of this outstanding accomplishment achieved during challenging and varying business cycles.

Our primary objective continues to be a consistent focus on the long-term ownership of high-quality assets and cost-effective sustainable operations in the top life science cluster locations, adjacent to world-class academic and medical institutions that drive innovation. Our cluster locations are characterized by high barriers to entry and exit as well as a limited supply of available space. Our strategy also includes drawing upon our deep and broad life science and real estate relationships in order to capture and retain leading life science client tenants and value-added real estate opportunities. Most importantly, our locations foster collaboration and accelerate the translation of discoveries into medical breakthroughs that benefit humankind and relieve the economic burden of disease on society.

Investment Grade Credit Profile

Beginning in 2010, we took diligent steps to achieve our investment grade ratings. Keys to this accomplishment included the delivery of operating cash flows from select development and redevelopment projects; the sales of non-income-producing land parcels in Mission Bay, San Francisco; the deleveraging of our balance sheet; and the substantial reduction and refinancing of debt maturing in 2012.

Controlling the best land parcels for future ground-up development – particularly for the life science industry, in which proximity to centers of innovation is a paramount determinant for success – is crucial. However, one of the lessons learned from the Great Recession was that having a substantial amount of capital committed to non-income-producing assets can weigh heavily on a company's performance. Thus, we have been intently focused on reducing the non-income-producing component of our gross investment in real estate. Monetization of these assets can take two forms. One is the delivery of operating cash flows from development and redevelopment projects. The other is the sale of non-income-producing assets.

For the former, our single most significant achievement was the successful completion and delivery of the Alexandria Center™ for Life Science – New York City in September 2010. Not only is this a flagship asset for Alexandria, but this project also represented a material amount of operating cash flows for 2011.

With respect to the sale of non-income-producing assets, the standout achievement was the sales of land parcels to salesforce.com, inc. in Mission Bay, San Francisco, for approximately $278 million, at a significant gain of approximately $59.4 million. These sales were an important step toward strengthening our credit profile through the reduction of outstanding debt and improvement of fixed charges.

Another step we undertook to achieve our investment grade rating was the deleveraging of our balance sheet, which included raising equity capital. In September 2010 and May 2011, we completed common stock offerings aggregating $794 million in net proceeds. This capital was primarily used to fund unique and strategic investments in San Diego and Mission Bay, San Francisco. Proceeds were also used for our development and redevelopment investments, which will contribute meaningful net operating income in 2012 and thereafter. Although admittedly the incremental dilution was not something we would have wanted for our shareholders, the dual benefits of investing in strategic projects as well as lowering our leverage proved to be compelling. Without these crucial steps, our access to the investment grade unsecured bond market – which most would agree provides us with a very attractive source and cost of capital – might not have been achievable.

Refinancing a significant portion of our outstanding debt maturing in 2012 was our last major step prior to engaging in discussions with two major rating agencies. In the second quarter of 2011, we closed a $750 million unsecured bank term loan, which provided capital to extend a significant portion of our near-term debt maturities.

The culmination of these steps was the achievement of our investment grade ratings in July 2011.

This important milestone unfortunately was followed by significant volatility in the capital markets due to the debt ceiling impasse in the United States and the Eurozone financial crisis. In the interim, we utilized our outstanding relationships with financial institutions and executed an additional $600 million unsecured bank term loan. A very attractive aspect of these unsecured bank term loans is that they may be prepaid prior to maturity without a prepayment penalty. This feature, combined with final maturity dates on our $750 million and $600 million unsecured bank term loans in 2016 and 2017, respectively, provides us with significant liquidity and flexibility to transition unsecured bank debt to long-term fixed rate unsecured notes over the coming years.

Looking forward, we intend to transition outstanding debt on our balance sheet from medium-term unsecured bank debt to long-term fixed rate unsecured notes. To manage our interest rate risk, we utilize interest rate swaps, which we intend to replace over time with long-term fixed rate unsecured notes.

The final two key initiatives for our balance sheet strategy are recycling non-core suburban assets to high-value central business district urban assets and lowering non-income-producing assets as a percentage of gross real estate to approximately 15%. We expect to achieve these two objectives in the coming years with asset sales and the delivery of development and redevelopment projects, including existing projects that are already substantially leased.

After year end, the unsecured bond market improved. We acted. We are incredibly pleased to share that we executed our debut bond offering in February 2012. The demand was very strong, which allowed us to issue 10-year unsecured notes aggregating $550 million with a coupon of 4.6%. This is a gratifying consummation of the Alexandria team's diligent efforts. It allows our Company to access another important source of capital to fund our investment in world-class real estate.

Capital Allocation and External Growth

In allocating capital to our external growth platform, our goal is to make strategic investments in value-added development and redevelopment projects. The onboarding of operating cash flows from these investments, coupled with reducing non-income-producing assets as a percentage of our total gross real estate, is also a continuation of the desire to improve our balance sheet.

A key component of our long-term business model is select ground-up development and redevelopment projects. In a tough macroeconomic climate, we are very fortunate that the demand in our submarkets remains robust and that we are valued as the expert in ground-up developments and redevelopments for the life science industry.

Our development and redevelopment strategy is primarily to pursue selective projects with significant pre-leasing where we expect to achieve appropriate investment returns and generally match-fund the capital required. As of December 31, 2011, we had six projects undergoing ground-up development approximating 820,000 rentable square feet of life science space for high-credit client tenants such as Biogen Idec Inc. and Illumina, Inc.

With respect to redevelopment projects, as of December 31, 2011, we had 11 projects aggregating approximately 920,000 rentable square feet undergoing active redevelopment, including projects for an affiliate of Novartis AG, an affiliate of Massachusetts General Hospital, and Celgene Corporation. We continue to be very prudent with decisions to add new projects to our ground-up developments and redevelopments, likely requiring significant pre-leasing from high-quality, creditworthy entities and specific sources of capital.

In addition, we expect to continue to be highly selective and prudent with respect to acquisition opportunities in 2012. Due to the current low interest rate environment and the competitive interest in quality real estate, we expect demand for acquisition opportunities to be strong and for this demand to put upward pressure on pricing.

Our external growth strategy is focused on the quality of the submarket locations, improvements, tenancy, and overall return. The best assets in the best cluster locations provide the best upside potential and the most downside risk mitigation. Therefore, we will continue to focus on owning and operating locations that will provide strong cash flows, stability, and attractive returns as we work to deliver the highest long-term value to our stockholders.

Internal Growth

Alexandria had a record year in 2011. We executed leases for approximately 3.4 million rentable square feet, the highest number of rentable square feet leased in one year in the history of our Company. Of this total, nearly 1 million rentable square feet was related to our development or redevelopment programs. Rental rates for lease renewals were approximately 4.2% higher on a GAAP basis than rental rates for the respective expiring leases. Our core portfolio remained well-leased at 94.9% at year end, which is roughly in line with our track record as a publicly traded company since 1997, with an average of 95.2%.

As of December 31, 2011, approximately 95% of our leases by rentable square feet were triple net leases. Additionally, approximately 92% of our leases by rentable square feet allowed for the recapture of certain capital expenditures. Approximately 94% of our leases by rentable square feet contained annual rent escalations.

We are proud of the strength and durability of our core operations, as demonstrated by our same property net operating income performance, high and stable occupancy, and continuing improvement of operating cash flows from leasing activity.

Life Science Industry Trends and Our High-Credit Client Tenants

We are pleased to report that Alexandria's investment grade client tenants accounted for approximately 45% of annualized base rent in 2011. With record leasing activities in 2011, the diversity and depth of our high-credit life science client tenants continue to provide Alexandria with strong operating cash flows. Our client tenant mix includes research institutions, multinational pharmaceutical companies, biotechnology companies, non-profit entities, government research groups, medical device companies, clean technology companies, research tools and service companies, and venture capitalists. Alexandria's strong life science underwriting skills, long-term life science industry relationships, and sophisticated management with both real estate and life science expertise enable us to attract and retain leading client tenants. Together, these unique attributes set Alexandria apart from all other publicly traded REITs and real estate companies.

The products and services that life science companies such as Alexandria's client tenants are developing today will provide the only real relief for the economic burden of disease by containing rising national healthcare costs, which are projected to reach $4.6 trillion, or 20% of GDP, by 2020. Novel therapeutics and diagnostics will help reduce the high cost of delivering patient care by providing new ways to detect, diagnose, prevent, treat, and ultimately cure diseases. Given the world's aging population and greater access to prescription drugs in emerging markets, there is more demand than ever for high-impact and cost-effective therapeutics and diagnostics. Products that truly demonstrate safety, efficacy, and economic benefit will receive regulatory approval and reimbursement. For example, in 2011, the FDA approved the second-highest number of new drugs in a decade. Notably, Alexandria's client tenants developed or launched approximately 47% of these novel drugs.

To fund this critically important innovation, the life science sector receives in excess of $100 billion annually in research and development, which is a healthy level of investment. Of this annual amount, approximately $67 billion and $31 billion are invested by the biopharmaceutical industry and the National Institutes of Health (NIH), respectively. The NIH budget continues to receive strong bipartisan support in Congress, as evidenced by the 2012 budget that was left unchanged following the federal deficit crisis and significant federal budget reductions. Alexandria has minimal exposure to potential NIH budget reductions because our research institute client tenants are among the best in the country and will continue to attract significant NIH funding. We remain optimistic that our elected officials will maintain the NIH budget and recognize the importance of its contribution to high-quality job creation, the economy, medical innovation, and U.S. competitiveness.

Today, our client tenants are establishing the era of personalized medicine. Alexandria client tenants including Illumina, Inc. are on the brink of unlocking affordable genetic information on every patient through revolutionary DNA sequencing inventions. Research institutes located at Alexandria properties, including the University of California, San Francisco, and the Massachusetts Institute of Technology, are rapidly advancing our understanding of the biology of diseases and accelerating translational research. New personalized oncology drug candidates are in development by leading biopharmaceutical companies like Alexandria client tenant Pfizer Inc. to provide better-targeted, individualized, and cost-effective treatments in a timely manner to the patients who need them most.

With strong balance sheets, a strategic commitment to investing in research and development, and a newfound urgency to increase productivity through open innovation, the biopharmaceutical industry is adapting and transitioning its business model in ways that directly benefit Alexandria. For more than a century, multinational pharmaceutical companies operated under a closed innovation business model, with research and development activities located in remote, silo campuses. Now, however, as biopharmaceutical companies strive to increase productivity and bolster pipelines in the face of patent cliffs, FDA conservatism, pricing and reimbursement pressures, and generic competition, most realize the need to look beyond their own walls for innovation. The old model of closed innovation and isolationism has now transformed into a new model of collaboration with top research institutes and leading biotechnology companies.

This new open innovation model urgently called for the dramatic transformation of the biopharmaceutical industry's real estate philosophy. To increase productivity, 14 of the largest biopharmaceutical companies migrated to or expanded in Alexandria's locations from 2008 to 2011. Immediately proximate to leading academic and medical institutions, our locations foster the open innovation and collaboration needed to develop products that save lives and manage disease.

The Dividend

From the third quarter of 2010 to the fourth quarter of 2011, the Board of Directors increased the quarterly common stock dividend by approximately 40%. It is likely that the Board will continue to share Alexandria's growth in cash flows from operating activities with its stakeholders in a reasonable and prudent way. At the same time, retained cash flow is the cheapest form of capital available to Alexandria, so we will carefully manage the growth of our common stock dividend.

Corporate Responsibility and Sustainability

Good citizenship remains integral to Alexandria's mission. In each of our clusters, we make every effort to create an environment that enables our client tenants to discover and launch viable solutions that advance human health. This core strategy further compels us to operate conscientiously as we strive to improve the living environment around us through responsible business, smart partnering, and integrated community involvement.

As we reflect on 2011, in addition to continuing to donate time and financial resources to military service groups and other organizations that target the important, unmet needs of the men, women, and families who serve our nation, I am proud to provide the update below on Alexandria's commitment to cancer research and the advancement of novel approaches to identify high-impact, cost-effective therapeutics and diagnostics for patients.

Client tenants throughout Alexandria's portfolio work toward a cure for cancer every day. One of Alexandria's client tenants in South San Francisco, Onyx Pharmaceuticals, Inc., introduced Nexavar for the treatment of liver and kidney cancer and is developing other promising drug candidates for cancer. At the Alexandria Center for Life Science – New York City, researchers at Eli Lilly and Company are advancing a portfolio of targeted biologic treatments designed to address the medical needs of patients with a variety of cancers. In our collaborative cluster environments, cancer treatments are being translated from the bench to patients' bedsides.

Collaboration is undeniably one of the most critical elements for the advancement of important scientific discoveries and forms the foundation of Alexandria's business model. In 2011, Alexandria conceptualized and produced the first annual Alexandria Summit™, which was focused on oncology. The Alexandria Summit is a highly collaborative meeting in which the world's foremost visionaries from the pharmaceutical, biotechnology, medical, academic, financial, philanthropic, patient advocacy, and government communities tackle the most critical global healthcare challenges, thereby shaping the future of life science research and development. It is unique activities like the Alexandria Summit that truly demonstrate that we are not only the leading landlord in the life science industry, but also a trusted and collaborative partner in helping shape the future of drug discovery and development.

We also continue to focus on sustainability in our real estate. These efforts have resulted in achieving LEED® (Leadership in Energy and Environmental Design) certification for 13 buildings comprising approximately 2.3 million square feet, including the first LEED Platinum core and shell laboratory building in California, six LEED Gold, and six LEED Silver certifications. By delivering world-class facilities and cutting-edge equipment, we aim to set the standard for LEED development and operations in laboratory space. We will continue to seek LEED certification for new developments and utilize the latest green technologies.

In addition, Alexandria has established a Sustainability Task Force that will focus on implementing policies related to sustainable operations, development, and employee and client tenant education. This group will track the performance of our sustainability efforts and create a systematic approach for optimizing the efficiency of our national portfolio. We believe these actions will minimize operating expenses for client tenants, reduce our carbon footprint, and green our portfolio.

The Path Forward

As we move into 2012, the fundamental drivers are in place to enable our continued growth in key life science clusters. With the successful execution of our debut bond offering in February 2012, we now have access to a broader range of efficient sources of capital. Through the delivery of key development and redevelopment projects in 2012, we look forward to onboarding significant operating cash flows by successfully converting non-income-producing assets to cash flowing operating assets.

While we will continue to focus on improving our capital structure over the coming years, we will also look to make diligent and sound investment decisions when compelling opportunities arise. The life science industry continues to choose Alexandria's properties, and we will do our best to prudently meet its demands for high-quality laboratory space.

With best-in-class assets in irreplaceable dense cluster locations and a great team, we hope that our investors continue to focus on our fundamentals as a high-quality, innovative company with a unique built-in platform for growth. Our unparalleled team has done an extraordinary job in a tough environment, and I admire, appreciate, and respect their dedication and achievements.

JOEL S. MARCUS
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER,
AND FOUNDER

Our Investment Grade Profile

ALEXANDRIA'S INVESTMENT GRADE PROFILE

Solid Balance Sheet

1

NET DEBT TO ADJUSTED EBITDA

We significantly reduced leverage



7.1x
2011
7.4x
2010
7.7x
2009
8.7x
2008

NET DEBT TO GROSS ASSETS

We meaningfully reduced Net Debt to Gross Assets



52%
45%
39%
37%
2008
2009
2010
2011

	FIXED CHARGE COVERAGE RATIO	INTEREST COVERAGE RATIO
2011	2.7x	3.4x
2010	2.2x	2.7x
2009	2.0x	2.5x
2008	1.9x	2.3x

EXTENDING DEBT MATURITIES

We extended and staggered our debt maturities with our recent refinancings.

AS OF 12/31/2011*



2012
2013
2014
2015
2016
THEREAFTER

AS OF 12/31/2010



2012
2013
2014
2015
2016
THEREAFTER

LIQUIDITY

We have ample liquidity.



$1.13 BILLION AVAILABILITY UNDER 2015 UNSECURED LINE OF CREDIT
$79 MILLION CASH AND CASH EQUIVALENTS

SECURED DEBT RATIO

We consistently maintain modest secured debt, which is now reduced to only 10% of gross assets.



20%
16%
12%
10%
2008
2009
2010
2011

UNENCUMBERED NET OPERATING INCOME (NOI)

We significantly increased our unencumbered NOI as a percentage of total NOI.



57%
53%
60%
69%
2008
2009
2010
2011

Key Cluster Locations

2

BIOPHARMACEUTICAL INDUSTRY IS MIGRATING TO ALEXANDRIA'S PROPERTIES IN KEY LIFE SCIENCE CLUSTERS (2008 TO 2011 TRANSACTION ACTIVITY)


SEATTLE
BRISTOL-MYERS SQUIBB COMPANY: 203,000 SF
GILEAD SCIENCES, INC.: 110,000 SF
GREATER BOSTON
BIOGEN IDEC INC.: 307,000 SF
NOVARTIS AG: 106,000 SF
GLAXOSMITHKLINE PLC: 53,000 SF
EISAI CO., LTD.: 50,000 SF
SAN FRANCISCO
ROCHE HOLDING LTD.: 283,000 SF
CELGENE CORPORATION: 56,000 SF
BAYER AG: 49,000 SF
PFIZER INC.: 11,000 SF
GREATER NEW YORK CITY
ELI LILLY AND COMPANY: 104,000 SF
PFIZER INC.: 14,000 SF
SAN DIEGO
CELGENE CORPORATION: 172,000 SF
ELI LILLY AND COMPANY: 158,000 SF
SHIRE PLC: 74,000 SF
NOVARTIS AG: 45,000 SF
SUBURBAN WASHINGTON, D.C.
SANOFI: 59,000 SF
QIAGEN N.V.: 10,000 SF
RESEARCH TRIANGLE PARK
BAYER AG: 32,000 SF
EISAI CO., LTD.: 11,000 SF

KEY CLUSTER LOCATIONS

By Annualized Base Rent


INTERNATIONAL
SEATTLE
GREATER BOSTON
SAN FRANCISCO
GREATER NEW YORK CITY
SAN DIEGO
SUBURBAN WASHINGTON, D.C.
RESEARCH TRIANGLE PARK

ROBUST LEASING VOLUME

In Million Square Feet


2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

High-Credit & Diverse Client Tenants 3

ALEXANDRIA'S TOP CLIENT TENANTS BY ANNUALIZED BASE RENT

COMPANY	INVESTMENT GRADE RATING	MARKET CAP
1. NOVARTIS AG	AA / Aa2 / AA-	$137.6 B
2. ELI LILLY AND COMPANY	A / A2 / AA-	$48.1 B
3. ROCHE HOLDING LTD	AA- / A1 / AA-	$146.8 B
4. FIBROGEN, INC.	—	PRIVATE
5. ILLUMINA, INC.	—	$3.7 B
6. UNITED STATES GOVERNMENT	AAA / Aaa / AA+	GOVERNMENT
7. BRISTOL-MYERS SQUIBB COMPANY	A+ / A2 / A+	$59.5 B
8. GLAXOSMITHKLINE PLC	A+ / A1 / A+	$105.2 B
9. MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Aaa / AAA	ACADEMIC
10. THE REGENTS OF THE UNIVERSITY OF CALIFORNIA	AA+ / Aa1 / AA	ACADEMIC
11. NYU-NEUROSCIENCE TRANSLATIONAL RESEARCH INSTITUTE	Aa3 / AA-	ACADEMIC
12. ALNYLAM PHARMACEUTICALS, INC.	—	$348.2 M
13. GILEAD SCIENCES, INC.	Baa2 / A	$30.8 B
14. AMYLIN PHARMACEUTICALS, INC.	—	$1.7 B
15. PFIZER INC.	A+ / A1 / AA	$163.4 B
16. THERAVANCE, INC.	—	$1.9 B
17. THE SCRIPPS RESEARCH INSTITUTE	AA / Aa3	ACADEMIC
18. QUEST DIAGNOSTICS INCORPORATED	BBB+ / Baa2 / BBB+	$9.1 B
19. INFINITY PHARMACEUTICALS, INC.	—	$236.2 M
20. KADMON CORPORATION, LLC	—	PRIVATE

ALEXANDRIA'S CLIENT TENANTS BY THE NUMBERS

Investment grade client tenants represent **45%** of Alexandria's annualized base rent

$78B

ALEXANDRIA'S TOP 20 CLIENT TENANTS HAD OVER $78 BILLION IN CASH



ALEXANDRIA IS LANDLORD TO **15 OF THE 20** LARGEST PHARMACEUTICAL COMPANIES, WITH AN **AVERAGE LEASE TERM OF 12 YEARS**

DIVERSE CLIENT TENANT MIX

By Annualized Base Rent


MULTINATIONAL PHARMACEUTICAL
LIFE SCIENCE PRODUCT AND SERVICE, MEDICAL DEVICE, AND CLEAN TECHNOLOGY
UNIVERSITY, NON-PROFIT, AND GOVERNMENT
TRADITIONAL OFFICE
PRIVATE BIOTECHNOLOGY
PUBLIC BIOTECHNOLOGY

Stable & Consistent Operations

4

STABLE OCCUPANCY

— Operating Properties — Operating and Redevelopment Properties


100%
80
60
40
20
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

ANNUAL INCREASES IN GAAP RENTAL RATES ON RENEWED/RE-LEASED SPACE


1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

CONSISTENT OUTPERFORMANCE IN CASH SAME PROPERTY GROWTH IN NET OPERATING INCOME

— Alexandria — Office Total/Weighted Average


1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

2011 Case Studies

CASE STUDY

Biogen Idec Inc. Build-to-Suit




biogen idec

1
SOLID BALANCE SHEET:
Monetizing non-income-producing land through build-to-suit development

2
KEY CLUSTER LOCATIONS:
Kendall Square, Greater Boston

3
HIGH-CREDIT & DIVERSE CLIENT TENANTS:
Biogen Idec Inc.

4
STABLE & CONSISTENT OPERATIONS:
100% leased, 15-year term, LEED® certification pending

"KENDALL SQUARE IS ONE OF THE WORLD'S PREEMINENT BIOTECHNOLOGY CLUSTERS. THE PROXIMITY TO ACADEMIC RESEARCHERS, TEACHING HOSPITALS AND OTHER BIOTECH COMPANIES FOSTERS THE COLLABORATION AND EXCHANGE OF SCIENTIFIC IDEAS THAT BREEDS INNOVATION. WE'RE LOOKING FORWARD TO BRINGING ALL OF OUR MASSACHUSETTS EMPLOYEES BACK TOGETHER IN THIS ONE LOCATION, AND I BELIEVE IT WILL HELP BUILD THE KIND OF CULTURE AND TEAMWORK THAT IS CRITICAL TO OUR SUCCESS AS A COMPANY."

GEORGE A. SCANGOS, PH.D.
CHIEF EXECUTIVE OFFICER
BIOGEN IDEC INC.

CASE STUDY

Alexandria Campus Pointe





1

SOLID BALANCE SHEET:

Creating value through redevelopment

2

KEY CLUSTER LOCATIONS:

University Town Center, San Diego

3

HIGH-CREDIT & DIVERSE CLIENT TENANTS:

Celgene Corporation; Covance Inc.; Eli Lilly and Company; University of California, San Diego

4

STABLE & CONSISTENT OPERATIONS:

91% leased, 10-year weighted average lease term, LEED® Platinum certified

"WE ARE MOVING FULL SPEED AHEAD TOWARD BUILDING A BIOTECHNOLOGY POWERHOUSE. THE SCIENCE, TECHNOLOGY AND TALENT AT OUR NEW CENTER IN SAN DIEGO WILL HELP BRING NOVEL BIOTECH MEDICINES TO PATIENTS FASTER AND MORE EFFICIENTLY, AND REINFORCES LILLY'S COMMITMENT AND CONTRIBUTIONS TO SAN DIEGO'S BURGEONING BIOSCIENCE INDUSTRY."

JOHN LECHLEITER, PH.D.
CHAIRMAN & CHIEF EXECUTIVE OFFICER
ELI LILLY AND COMPANY

2011 Financial Review

Forward-Looking Statements

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Certain information and statements included in this report, including, without limitation, statements containing the words "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of these words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, our failure to obtain capital (debt, construction financing, and/or equity) or refinance debt maturities; increased interest rates and operating costs; adverse economic or real estate developments in our markets; our failure to successfully complete and lease our existing space held for redevelopment and new properties acquired for that purpose, and any properties undergoing development; our failure to successfully operate or lease acquired properties; decreased rental rates or increased vacancy rates; failure to renew or replace expiring leases; defaults on or non-renewal of leases by tenants; general and local economic conditions; and other risks and uncertainties described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and our other reports that are publicly filed with the Securities and Exchange Commission ("SEC"). We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports that are publicly filed with the SEC for further discussion.

Selected Financial Data

ALEXANDRIA REAL ESTATE EQUITIES, INC.

The following table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Certain amounts for the years prior to 2011 presented in the table below have been reclassified to conform to the presentation of our consolidated financial statements for the year ended December 31, 2011.

YEAR ENDED DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	**2011**	2010	2009	2008	2007
Operating data:					
Total revenues	**$ 573,443**	$ 485,748	$ 481,553	$ 453,638	$ 390,774
Total expenses	**430,723**	362,106	357,791	353,370	315,051
Income from continuing operations before (loss) gain on early extinguishment of debt	**142,720**	123,642	123,762	100,268	75,723
(Loss) gain on early extinguishment of debt	**(6,485)**	(45,168)	11,254	–	–
Income from continuing operations	**136,235**	78,474	135,016	100,268	75,723
(Loss) income from discontinued operations, net	**(888)**	1,106	6,632	19,829	14,257
Gain on sales of land parcels	**46**	59,442	–	–	–
Net income	**135,393**	139,022	141,648	120,097	89,980
Net income attributable to noncontrolling interests	**3,975**	3,729	7,047	3,799	3,669
Dividends on preferred stock	**28,357**	28,357	28,357	24,225	12,020
Preferred stock redemption charge	**–**	–	–	–	2,799
Net income attributable to unvested restricted stock awards	**1,088**	995	1,270	1,327	1,075
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 101,973**	$ 105,941	$ 104,974	$ 90,746	$ 70,417
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic					
Continuing operations	**$ 1.75**	$ 2.17	$ 2.55	$ 2.25	$ 1.89
Discontinued operations, net	**(0.02)**	0.02	0.17	0.62	0.48
Earnings per share – basic	**$ 1.73**	$ 2.19	$ 2.72	$ 2.87	$ 2.37
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted					
Continuing operations	**$ 1.75**	$ 2.17	$ 2.55	$ 2.24	$ 1.89
Discontinued operations, net	**(0.02)**	0.02	0.17	0.62	0.47
Earnings per share – diluted	**$ 1.73**	$ 2.19	$ 2.72	$ 2.86	$ 2.36
Weighted average shares of common stock outstanding					
Basic	**59,066,812**	48,375,474	38,586,909	31,653,829	29,668,231
Diluted	**59,077,610**	48,405,040	38,600,069	31,765,055	29,832,013
Cash dividends declared per share of common stock	**$ 1.86**	$ 1.50	$ 1.85	$ 3.18	$ 3.04

YEAR ENDED DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER LEASED RENTABLE SQUARE FOOT AMOUNTS)	2011	2010	2009	2008	2007
Balance sheet data (at year end):					
Rental properties, net	**$ 4,370,224**	$ 3,930,762	$ 3,383,308	$ 3,215,723	$ 3,057,294
Land held for future development	**$ 341,678**	$ 431,838	$ 255,025	$ 109,478	$ 89,621
Construction in progress	**$ 1,254,196**	$ 1,045,536	$ 1,400,795	$ 1,398,895	$ 1,143,314
Investment in unconsolidated real estate entity	**$ 42,342**	$ 36,678	$ –	$ –	$ –
Total assets	**$ 6,574,129**	$ 5,905,861	$ 5,457,227	$ 5,132,077	$ 4,641,245
Total debt	**$ 2,779,264**	$ 2,584,162	$ 2,746,946	$ 2,938,108	$ 2,750,648
Total liabilities	**$ 3,141,236**	$ 2,919,533	$ 3,051,148	$ 3,357,014	$ 3,025,502
Redeemable noncontrolling interests	**$ 16,034**	$ 15,920	$ 41,441	$ 33,963	$ 35,342
Alexandria Real Estate Equities, Inc.'s stockholders' equity	**$ 3,374,301**	$ 2,928,825	$ 2,323,408	$ 1,700,010	$ 1,540,219
Noncontrolling interests	**$ 42,558**	$ 41,583	$ 41,230	$ 41,090	$ 40,182
Total equity	**$ 3,416,859**	$ 2,970,408	$ 2,364,638	$ 1,741,100	$ 1,580,401
Reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders to funds from operations ("FFO") attributable to Alexandria Real Estate Equities, Inc.'s common stockholders:					
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 101,973**	$ 105,941	$ 104,974	$ 90,746	$ 70,417
Add:					
Depreciation and amortization(1)	**158,026**	126,640	118,508	108,743	97,335
Net income attributable to noncontrolling interests	**3,975**	3,729	7,047	3,799	3,669
Net income attributable to unvested restricted stock awards	**1,088**	995	1,270	1,327	1,075
Subtract:					
Gain on sales of property	**(46)**	(59,466)	(2,627)	(20,401)	(7,976)
FFO attributable to noncontrolling interests	**(3,970)**	(4,226)	(3,843)	(4,108)	(3,733)
FFO attributable to unvested restricted stock awards	**(2,432)**	(1,608)	(2,694)	(2,596)	(2,418)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders(2)	**258,614**	172,005	222,635	177,510	158,369
Effect of dilutive securities and assumed conversion:					
Assumed conversion of 8.00% Unsecured Convertible Notes	**21**	7,781	11,943	–	–
Amounts attributable to unvested restricted stock awards	**–**	(22)	118	9	13
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders assuming effect of dilutive securities and assumed conversion	**$ 258,635**	$ 179,764	$ 234,696	$ 177,519	$ 158,382
Other data:					
Cash provided by operating activities	**$ 246,960**	$ 227,425	$ 206,954	$ 257,200	$ 191,865
Cash used in investing activities	**$ (733,579)**	$ (445,164)	$ (406,566)	$ (494,933)	$ (949,253)
Cash provided by financing activities	**$ 479,156**	$ 237,912	$ 198,355	$ 300,864	$ 762,470
Number of properties at year end	**173**	167	163	166	175
Rentable square feet of properties at year end	**15,305,874**	13,661,039	12,728,890	12,630,666	13,815,946
Occupancy of operating and redevelopment properties at year end	**89%**	89%	89%	90%	88%
Occupancy of operating properties at year end	**95%**	94%	94%	95%	94%
Annualized base rent per leased rentable square foot	**$ 34.39**	$ 33.95	$ 30.81	$ 31.31	$ 30.39

(1) Includes depreciation and amortization classified in discontinued operations related to assets "held for sale" (for the periods prior to when such assets were designated as "held for sale").

(2) United States generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among real estate investment trusts ("REITs"). We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We calculate FFO as net income (computed in accordance with GAAP), excluding gains from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The primary reconciling item between GAAP net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders and FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders is depreciation and amortization expense. Our FFO may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

ALEXANDRIA REAL ESTATE EQUITIES, INC.

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our future plans of operations, business strategy, results of operations, and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described elsewhere in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events, or otherwise. As used in this report, references to the "Company," "we," "our," and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Overview

We are a Maryland corporation formed in October 1994 that has elected to be taxed as a REIT for federal income tax purposes. We are the largest owner and preeminent REIT focused principally on science-driven cluster development through the ownership, operation, management, selective acquisition, development, and redevelopment of properties containing life science laboratory space. We are the leading provider of high-quality, environmentally sustainable real estate, technical infrastructure, and services to the broad and diverse life science industry. Client tenants include institutional (universities and independent non-profit institutions), pharmaceutical, biotechnology, product and service entities, clean technology, medical device, and government agencies. Our primary business objective is to maximize stockholder value by providing our stockholders with the greatest possible total return based on a multifaceted platform of internal and external growth. Our operating platform is based on the principle of "clustering," with assets and operations located adjacent to life science entities, driving growth and technological advances within each cluster.

The following table presents certain information regarding our asset base:

DECEMBER 31,	2011	2010	2009
Rentable square feet			
Operating properties	**13,567,997**	12,429,758	11,173,738
Development properties	**818,020**	475,818	980,000
Redevelopment properties	**919,857**	755,463	575,152
Total rentable square feet	**15,305,874**	13,661,039	12,728,890
Number of properties	**173**	167	163
Occupancy of operating properties	**94.9%**	94.3%	94.1%
Occupancy of operating and redevelopment properties	**88.5%**	88.9%	89.4%
Annualized base rent per leased rentable square foot	**$ 34.39**	$ 33.95	$ 30.81

Our average occupancy rate for operating and redevelopment properties as of December 31 of each year from 1998 to 2011 was approximately 89.2%. Our average occupancy rate for operating properties as of December 31 of each year from 1998 to 2011 was approximately 95.2%.

Results

BALANCE SHEET Over the past several years, we successfully completed important steps in order to enhance our ability to access the debt capital markets on favorable terms, including (1) retiring certain debt; (2) amending our unsecured line of credit and unsecured bank term loans to increase the amount available and extend the maturity dates; (3) deleveraging our balance sheet; (4) generating significant cash flows from the completion and occupancy of key development and redevelopment projects from our non-income-producing assets; and (5) reducing outstanding debt with the sales of land parcels in Mission Bay, San Francisco, California, for $278 million. We have also strived to maintain and improve the key strengths of our balance sheet and business, which include, among others, balance sheet liquidity, a diverse and creditworthy tenant base, well-located properties proximate to leading research institutions, favorable lease terms, stable occupancy and cash flows, and demonstrated life science and real estate expertise.

In January 2011, we completed the amendment of our unsecured line of credit, which increased the amount available for borrowing to $1.5 billion from $1.15 billion and extended the maturity date to January 2015, assuming we exercise our sole right to extend the maturity date. In June 2011, we completed a $750 million unsecured bank term loan with a maturity date of June 2016 (the "2016 Unsecured Bank Term Loan"). In December 2011, we completed a $600 million unsecured bank term loan with a maturity date of January 2017 (the "2017 Unsecured Bank Term Loan"). The proceeds of the two unsecured bank term loans were initially used to repay outstanding borrowings under our unsecured line of credit and reduce outstanding borrowings on our existing unsecured bank term loan with a maturity date of October 2012 (the "2012 Unsecured Bank Term Loan") from $750 million to $250 million. These financings increased our liquidity significantly, to approximately $1.2 billion (availability under our unsecured line of credit and cash on hand as of December 31, 2011). We believe the quality of our asset base, our unique and stable operating model, and our balance sheet are attractive to lenders and debt and equity investors and should allow us access to multiple sources of capital.

Receipt of investment grade ratings was a significant milestone for the Company. We believe our balance sheet with lower leverage and access to the unsecured bond market will provide long-term value to our stockholders.

We expect to transition our balance sheet debt from short-term and medium-term bank debt to long-term unsecured fixed rate debt over the next several years. However, some bank debt will remain a component of our long-term capital structure, primarily consisting of an unsecured line of credit for liquidity and flexibility, and when appropriate unsecured bank term loans. The transition from unhedged variable rate bank debt to longer-term fixed rate unsecured bonds is expected to significantly increase our interest costs. The increase in interest costs in the near to medium term as we transition bank debt to unsecured bonds will be offset by the long-term benefits of longer dated debt maturities, less London Interbank Offered Rate ("LIBOR") based variable interest rate risk and access to more sources of capital. While this transition from unhedged variable rate bank debt is in process, we expect to utilize interest rate swap agreements to reduce our interest rate risk. In December 2011, we executed interest rate swap agreements that reduced our unhedged variable rate debt exposure from 51% as of September 30, 2011, to 21% as of December 31, 2011. We expect to keep our unhedged variable rate debt at 20% or less of our total outstanding debt. The transition of unhedged variable rate bank debt to longer-term fixed rate unsecured bonds is not expected to impact the "highly effective" designation of the existing interest rate swap agreements as of December 31, 2011. Our forecasts assume outstanding unhedged variable rate debt in an amount at least equal to our effective notional amount in effect at any point in time. Additionally, our outstanding unsecured bank debt can be prepaid at any time without penalty.

Secured mortgage notes payable will remain part of our capital structure; however, we do not anticipate our secured notes payable becoming a significant percentage of total debt outstanding. We believe perpetual preferred stock should be a component of our long-term capital structure. However, we also believe that the dividend rate on our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") can ultimately be refinanced with lower-cost long-term fixed rate debt or another series of preferred stock.

As of December 31, 2011, we had three assets held for sale. We may identify additional assets for potential sale in 2012 and thereafter. We expect to initially use the net proceeds from asset sales to reduce outstanding borrowings under our unsecured line of credit and then re-borrow funds for investment primarily in urban or central business district assets.

As of December 31, 2011, approximately 24% of our gross real estate represented non-income-producing assets (land, preconstruction, development, redevelopment, projects in India and China, and investment in an unconsolidated real estate entity). Our active development and redevelopment projects represented 7% of our gross investments in real estate, a significant amount of which is pre-leased and expected to be delivered over the next four to eight quarters. The completion and delivery of these projects will significantly reduce our non-income-producing assets as a percentage of gross investments in real estate. Over the next few years, we may also identify certain land parcels for potential sale. Over time, our goal is to reduce non-income-producing assets to 15% or less of our gross investments in real estate.

CORE OPERATIONS Our primary business objective is to maximize stockholder value by providing our stockholders with the greatest possible total return based on a multifaceted platform of internal and external growth. The key elements of our strategy include our consistent focus on high-quality assets and operations in the top life science cluster locations with our properties located adjacent to life science entities, driving growth and technological advances within each cluster. These adjacency locations are characterized by high barriers to entry and exit and limited supply of available space, and represent highly desirable locations for tenancy by life science entities. Our strategy also includes drawing upon our deep and broad life science and real estate relationships in order to attract new and leading life science client tenants and value-added real estate. During the year ended December 31, 2011, we completed the highest amount of rentable square feet leased in one year in the history of our Company.

Our leasing activity for the year ended December 31, 2011, consisted of the following:

LEASING ACTIVITY	RENTABLE SQUARE FEET	RENTAL RATE CHANGE (1)	
		CASH	GAAP
New or renewal of previously leased space	1,821,866	(1.9)%	4.2%
Development/redevelopment space leased	993,655		
Previously vacant space leased	591,955		
Total leasing activity	3,407,476		

(1) Represents the percentage change of the expiring rental rates compared to the new or renewal rental rates of previously leased space for the year ended December 31, 2011.

As of December 31, 2011, we had six ground-up development projects in process aggregating approximately 818,020 rentable square feet. We also had 11 projects undergoing conversion into life science laboratory space through redevelopment, aggregating approximately 919,857 rentable square feet. These projects, along with recently delivered projects, certain future projects, and our same properties, are expected to contribute significant increases in rental income, net operating income, and cash flows. Net operating income is projected to increase significantly quarter to quarter, from $101.8 million for the three months ended December 31, 2011, to $111.0 million to $113.0 million for the three months ended December 31, 2012, primarily related to the completion and delivery of current and future development and redevelopment projects, a significant amount of which is pre-leased.

VALUE-ADDED OPPORTUNITIES AND EXTERNAL GROWTH During 2011, we initiated four ground-up development projects aggregating approximately 594,000 rentable square feet. These projects were 55% leased upon commencement of vertical construction. We expect to commence future ground-up development projects generally only with significant pre-leasing. As of December 31, 2011, our ground-up development projects were 86% leased, excluding approximately 219,007 rentable square feet of an acquired partially completed ground-up development project.

The following table presents our key value-added projects started during the year ended December 31, 2011 (dollars in thousands):

			As of December 31, 2011			Stabilized Yield [1]	
	Start Date	Total Development/ Redevelopment RSF [1]	CIP RSF Leased	Negotiated/ Committed	Estimated Total Cost at Completion [1]	Cash	GAAP
Key development starts							
4755 Nexus Center Drive, San Diego	3/2011	45,255	100%	–%	$ 22,341	7.0%	7.7%
409/499 Illinois Street, San Francisco	4/2011	219,007	–%	–%	$148,100	6.7%	7.4%
225 Binney Street, Greater Boston	10/2011	303,143	100%	–%	$162,550	7.5%	8.1%
Canada	10/2011	26,426	100%	–%	$ 9,121	7.5%	8.1%
Key redevelopment starts							
1551 Eastlake Avenue [2], Seattle	10/2011	117,483	13%	20%	$ 64,010	7.0%	7.4%
400 Technology Square, Greater Boston	10/2011	212,123	39%	–%	$139,550	8.1%	9.1%

(1) The total development/redevelopment rentable square feet ("RSF"), estimated total cost at completion, and stabilized yield information relates to the entire project. Stabilized yield on cost is calculated as the quotient of net operating income and our investment in the property at stabilization ("Stabilized Yield").
(2) As of December 31, 2011, approximately 58,304 rentable square feet, of the entire 117,483 rentable square feet, was complete and in service.

Key development and redevelopment projects completed in 2011 are as follows:

						Stabilized Yield [1]	
	Completion Date	RSF Delivered in 2011	Total Development/ Redevelopment RSF [1]	Occupancy as of 12/31/11 [2]	Investment at Completion [1]	Cash	GAAP
Key development projects completed in 2011							
7 Triangle Drive, Research Triangle Park	8/2011	96,626	96,626	100%	$ 32,511	8.5%	9.8%
400/450 East Jamie Court, San Francisco	9/2011	62,548	163,307	100%	$108,490	4.2%	4.3%
455 Mission Bay Boulevard South, San Francisco	12/2011	58,804	210,000	92.4%	$109,950	8.5%	8.4%
Key redevelopment projects completed in 2011							
500 Arsenal Street, Greater Boston	9/2011	48,516	48,516	100%	$ 24,348	6.9%	7.4%
10300 Campus Point Drive, San Diego	11/2011	89,576	279,138	100%	$131,600	7.6%	7.7%

(1) Represents rentable square feet, investment at completion, and stabilized yield of the entire development or redevelopment project. Portions of certain projects may still be under construction.
(2) Represents occupancy related to operating rentable square feet.

At the beginning of 2011, we anticipated only a small number of acquisition opportunities, due to our focus on the completion and lease-up of our development and redevelopment projects. However, in April 2011, we completed the acquisition of a partially completed 453,256 rentable square foot waterfront development project located in Mission Bay, San Francisco, California. The completed portion of the property was 100% leased at the time of acquisition and the purchase price was approximately $293 million. This acquisition provided us 219,007 rentable square feet of immediately available laboratory shell space, allowing us to provide space quickly to prospective tenants upon completion of improvements. Additionally, we continue to have a dominant ownership position in the commercial laboratory space for lease in this top life science cluster market.

Due to the current low interest rate environment and the competitive interest in quality real estate, we expect demand for acquisition opportunities to be strong and for this demand to put upward pressure on pricing. Thus, we expect to continue to be selective in acquisition opportunities in 2012.

As of December 31, 2011, approximately 95% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Additionally, approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures, and approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on the consumer price index or another index.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in the notes to our consolidated financial statements appearing elsewhere in this report. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We base these estimates, judgments, and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Changes in estimates could affect our financial position and specific items in our results of operations that are used by our stockholders, potential investors, industry analysts, and lenders in their evaluation of our performance. Actual results may differ from these estimates under different assumptions or conditions.

REIT COMPLIANCE We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders will be significantly reduced for each of the years involved and we will no longer be required to make distributions to our stockholders.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, AND CONSTRUCTION IN PROGRESS We recognize assets acquired (including the intangible value of above or below market leases, acquired in-place leases, tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interest in an acquired entity at their fair value as of the acquisition date. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, acquisition-related costs and restructuring costs are expensed as incurred.

The values allocated to land improvements, tenant improvements, equipment, buildings, and building improvements are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the respective lease term for tenant improvements, the estimated useful life for equipment, and the shorter of the term of the respective ground lease and up to 40 years for buildings and building improvements. The values of acquired above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of acquired above and below market leases are included in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases.

DISCONTINUED OPERATIONS A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale"; its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income; and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. Depreciation of assets ceases upon designation of a property as "held for sale."

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets to be held and used, including our rental properties, land held for future development, construction in progress, and intangibles, are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators for long-lived assets to be held and used, including our rental properties, land held for future development, and construction in progress, are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends, and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

We use a "held for sale" impairment model for our properties classified as "held for sale." The "held for sale" impairment model is different from the held and used impairment model. Under the "held for sale" impairment model, an impairment loss is recognized if the carrying amount of the long-lived asset classified as "held for sale" exceeds its fair value less cost to sell. Because of these two different models, it is possible for a long-lived asset previously classified as held and used to trigger the recognition of an impairment charge upon classification as "held for sale."

CAPITALIZATION OF COSTS We are required to capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the acquisition, development, redevelopment, or construction of a project. Capitalization of development, redevelopment, and construction costs is required while activities are ongoing to prepare an asset for its intended use. Fluctuations in our development, redevelopment, and construction activities could result in significant changes to total expenses and net income. For example, had we experienced a 10% reduction in development, redevelopment, and construction activities, without a corresponding decrease in indirect project costs, including interest and payroll, total expenses would have increased by approximately $7.6 million for the year ended December 31, 2011. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance and demolition are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed as incurred.

Predevelopment and acquisition costs related to abandoned projects are expensed as incurred. These amounts aggregated approximately $1.0 million and $136,000 for the years ended December 31, 2011 and 2010, respectively. There were no predevelopment and acquisition costs related to abandoned projects for the year ended December 31, 2009.

ACCOUNTING FOR INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entity's operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor that we have virtually no influence over the entity's operating and financial policies. Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%.

Individual investments are evaluated for impairment when changes in conditions may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate the investment's fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities.

INTEREST RATE SWAP AGREEMENTS We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and the use of interest rate swap agreements. Specifically, we enter into interest rate swap agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the values of which are determined by interest rates. Our interest rate swap agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our borrowings based on LIBOR. We do not use derivatives for trading or speculative purposes and currently all of our derivatives are designated as hedges. Our objectives in using interest rate swap agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was enacted, representing an overhaul of the framework for regulation of United States ("U.S.") financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodity Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and we anticipate that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on us. We expect to be able to continue to use interest rate hedge swap agreements to hedge a portion of our exposure to variable interest rates. However, the costs of doing so may increase as a result of the new legislation. We may also incur additional costs associated with our compliance with the new regulations and anticipated additional reporting and disclosure obligations. Although we are not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to us at this time, we do not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on our financial position, results of operations, or cash flows.

We record our interest rate hedge agreements on the consolidated balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. Our interest rate swap agreements are considered cash flow hedges because they are designated and qualify as hedges of the exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged forecasted transactions in a cash flow hedge. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" in reducing our exposure to variable interest rates. We formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. We make an assessment at the inception of each interest rate swap agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective," the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

The fair value of our interest rate swap agreements is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair value of our interest rate swap agreements is determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements. In adjusting the fair value of our interest rate swap agreements for the effect of non-performance risk, we have considered any applicable credit enhancements such as collateral postings, thresholds, mutual puts, and guarantees. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

RECOGNITION OF RENTAL INCOME AND TENANT RECOVERIES Rental income from leases with scheduled rent increases, free rent, incentives, and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent receivable in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included in accounts payable, accrued expenses, and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2011 and 2010, we had no allowance for estimated losses.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In July 2011, the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") reissued a joint proposal for a new standard for lease accounting by both lessors and lessees. The lease accounting proposal is anticipated to result in differences from existing GAAP. Leases would no longer be classified as operating or capital leases, and all leases would be recorded on balance sheets using a financing model, except for leases with terms of one year or less. Lessees would no longer recognize lease expense on a straight-line basis, and rent expense might be higher in earlier periods of the lease term. Reassessment of key considerations such as lease term or residual value guarantees would be required throughout the life of a lease. The Boards have tentatively decided that lessors should apply a single approach to all leases and recognize a lease receivable and a residual asset for each lease, except for leases of one year or less or leases of investment property carried at fair value. Certain lessors would be excluded from this accounting, including lessors meeting the definition of an investment property entity ("IPE") or investment company, and would recognize investment properties at fair value with changes in fair value recognized in the consolidated statements of income. No date has yet been proposed for the issuance of a final standard, and the effective date has not yet been determined. We anticipate that the adoption of the final standard may have a material impact on our consolidated financial statements.

In October 2011, the FASB proposed a new standard for entities that invest primarily in real estate properties and meet other criteria. An entity that qualifies as an IPE would measure real estate investment property at fair value, with changes in fair value reported in net income. The proposed definition of an IPE requires meeting specific criteria, including (1) substantially all of the entity's business activities are investing in real estate properties; (2) the express business purpose of the entity is to invest in real estate properties for total return, including capital appreciation; (3) ownership of the entity is represented by units of investment, in the form of equity or partnership interests, to which a portion of net assets are attributed; (4) there is significant pooling of funds of investors unrelated to the IPE's parent, if a parent exists; and (5) the entity provides financial results about activities to investors. The proposed definition of an IPE will likely evolve during the review of the proposed standard; therefore, it is unclear today if the Company will qualify as an IPE. If we do not meet the definition of an IPE, we may be required to evaluate whether we will be subject to investment company accounting rules. Investment companies are subject to fair value accounting and are expected to be excluded from the proposed lessor accounting described in the paragraph above. The proposal requires IPEs to recognize rental revenue when received or when receivable pursuant to the contractual terms of the lease, thereby eliminating rental revenue recognition on a straight-line basis. IPEs will not follow the proposed lessor accounting described in the paragraph above. The proposal requires an IPE to separately present on its financial statements (1) rental revenue from investment properties; (2) rental operating expenses from investment properties; (3) fair value of investment properties; and (4) debt related to investment properties. The FASB's proposal, if adopted, would represent a significant change from our current accounting model. No date has yet been proposed for the issuance of a final standard, and the effective date has not yet been determined. We anticipate that the adoption of the final standard may have a material impact on our consolidated financial statements.

In May 2011, the FASB issued an Accounting Standards Update ("ASU") to substantially converge the guidance in GAAP and International Financial Reporting Standards ("IFRS") on fair value measurements and disclosures. The ASU changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, Fair Value Measurement, including (1) the application of the concepts of highest and best use and valuation premise; (2) the introduction of an option to measure groups of offsetting assets and liabilities on a net basis; (3) the incorporation of certain premiums and discounts in fair value measurements; and (4) the measurement of the fair value of certain instruments classified in stockholders' equity. In addition, the ASU includes several new fair value disclosure requirements, such as information about valuation techniques and significant unobservable inputs used in fair value measurements and a narrative description of the fair value measurements' sensitivity to changes in significant unobservable inputs. The ASU is effective for public companies during the interim and annual periods, beginning after

December 15, 2011. We will adopt the ASU in the first quarter of fiscal 2012. We anticipate that the adoption of the ASU may affect valuation methodologies; however, we do not expect the adoption of the final standard to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued an ASU to make presentation of items within other comprehensive income ("OCI") more prominent. Entities are required to present items of net income, items of OCI, and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. There no longer exists the option to present OCI in the statement of changes in stockholders' equity. In December 2011, the FASB decided to defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and OCI on the face of the financial statements. Reclassifications out of AOCI will be either presented on the face of the financial statement in which OCI is presented or disclosed in the notes to the financial statements. This deferral does not change the requirement to present items of net income, items of OCI, and total comprehensive income in either one continuous statement or two separate consecutive statements. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We will adopt the ASU in the first quarter of fiscal 2012. We anticipate that the adoption of the ASU will not materially affect the presentation of our consolidated financial statements.

Results of Operations

The following table presents information regarding our asset base and value-added projects as of December 31, 2011, 2010, and 2009:

DECEMBER 31,	**2011**	2010	2009
Rentable square feet			
Operating properties	**13,567,997**	12,429,758	11,173,738
Development properties	**818,020**	475,818	980,000
Redevelopment properties	**919,857**	755,463	575,152
Total rentable square feet	**15,305,874**	13,661,039	12,728,890
Number of properties	**173**	167	163
Occupancy – operating	**94.9%**	94.3%	94.1%
Occupancy – operating and redevelopment	**88.5%**	88.9%	89.4%
Annualized base rent per leased rentable square foot	**$ 34.39**	$ 33.95	$ 30.81

As a result of changes within our total property portfolio, the financial data presented in the table on page 36 shows significant changes in revenues and expenses from period to period. In order to supplement an evaluation of our results of operations over a given period, we analyzed the operating performance for all properties that were fully operating for the entire periods presented (herein referred to as "Same Properties") separate from properties acquired subsequent to the first period presented, properties undergoing active development and active redevelopment, and corporate entities (legal entities performing general and administrative functions), which are excluded from same property results (herein referred to as "Non-Same Properties"). Additionally, rental revenues from lease termination fees, if any, are excluded from the results of the Same Properties. As of December 31, 2011 and 2010, our Same Properties consisted of 127 operating properties aggregating approximately 9.5 million rentable square feet. As of December 31, 2010 and 2009, our Same Properties consisted of 129 operating properties aggregating approximately 9.4 million rentable square feet.

Net operating income is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus loss on early extinguishment of debt, depreciation and amortization, interest expense, and general and administrative expense. We believe net operating income provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. Therefore, we believe net operating income is a useful measure for evaluating the operating performance of our real estate assets.

Further, we believe net operating income is a key performance indicator and is useful to investors as a performance measure because, when compared across periods, net operating income reflects the impact on operations from trends in occupancy rates, rental rates, and operating costs, providing perspective not immediately apparent from income from continuing operations. Net operating income excludes certain components from income from continuing operations in order to provide results that are more closely related to our results of operations from our properties. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level rather than at the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. Net operating income presented by us may not be comparable to net operating income reported by other REITs that define net operating income differently. We believe that in order to facilitate a clear understanding of our operating results, net operating income should be examined in conjunction with income from continuing operations as presented in our consolidated statements of income. Net operating income should not be considered as an alternative to income from continuing operations as an indication of our performance or as an alternative to cash flows as a measure of liquidity or our ability to make distributions.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2011, TO THE YEAR ENDED DECEMBER 31, 2010 The following table presents a comparison of the components of net operating income for our Same Properties and Non-Same Properties for the year ended December 31, 2011, compared to the year ended December 31, 2010, and a reconciliation of net operating income to income from continuing operations, the most directly comparable GAAP financial measure (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	$ CHANGE	% CHANGE
Revenues:				
Rental – Same Properties	**$293,831**	$295,289	$ (1,458)	–%
Rental – Non-Same Properties	**137,528**	71,895	65,633	91
Total rental	**431,359**	367,184	64,175	17
Tenant recoveries – Same Properties	**101,605**	95,362	6,243	7
Tenant recoveries – Non-Same Properties	**34,717**	17,989	16,728	93
Total tenant recoveries	**136,322**	113,351	22,971	20
Other income – Same Properties	**43**	338	(295)	(87)
Other income – Non-Same Properties	**5,719**	4,875	844	17
Total other income	**5,762**	5,213	549	11
Total revenues – Same Properties	**395,479**	390,989	4,490	1
Total revenues – Non-Same Properties	**177,964**	94,759	83,205	88
Total revenues	**573,443**	485,748	87,695	18
Expenses:				
Rental operations – Same Properties	**113,748**	107,481	6,267	6
Rental operations – Non-Same Properties	**54,879**	24,700	30,179	122
Total rental operations	**168,627**	132,181	36,446	28
Net operating income				
Net operating income – Same Properties	**281,731**	283,508	(1,777)	(1)
Net operating income – Non-Same Properties	**123,085**	70,059	53,026	76
Total net operating income	**404,816**	353,567	51,249	14
Other expenses:				
General and administrative	**41,163**	34,383	6,780	20
Interest	**63,407**	69,509	(6,102)	(9)
Depreciation and amortization	**157,526**	126,033	31,493	25
Loss on early extinguishment of debt	**6,485**	45,168	(38,683)	(86)
Total other expenses	**268,581**	275,093	(6,512)	(2)
Income from continuing operations	**$136,235**	$ 78,474	$ 57,761	74%

Rental Revenues Total rental revenues for the year ended December 31, 2011, increased by $64.2 million, or 17%, to $431.4 million, compared to $367.2 million for the year ended December 31, 2010. The increase was due to rental revenues from our Non-Same Properties, including six ground-up development projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired subsequent to January 1, 2010. Our Same Properties rental revenue for the year ended December 31, 2011, decreased by $1.5 million, to $293.8 million, compared to $295.3 million for the year ended December 31, 2010, primarily due to a slight decrease in occupancy within our Same Properties portfolio, as compared to the year ended December 31, 2010.

Tenant Recoveries Total tenant recoveries for the year ended December 31, 2011, increased by $23.0 million, or 20%, to $136.3 million, compared to $113.4 million for the year ended December 31, 2010. Approximately $16.7 million of the increase was from increases in tenant recoveries from our Non-Same Properties, including six ground-up development projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired subsequent to January 1, 2010. The remaining $6.2 million increase was from an increase in tenant recoveries from our Same Properties. The increase in tenant recoveries at our Same Properties was primarily attributable to increases in rental operating expenses for our Same Properties of $6.3 million, the majority of which was recoverable from our tenants. As of December 31, 2011, approximately 95% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent.

Other Income Other income for the years ended December 31, 2011 and 2010, of $5.8 million and $5.2 million, respectively, represents construction management fees, interest, investment income, and storage income. Other income for the year ended December 31, 2011, remained consistent with other income for the year ended December 31, 2010, at approximately 1% of total revenues.

Rental Operating Expenses Total rental operating expenses for the year ended December 31, 2011, increased by $36.4 million, or 28%, to $168.6 million, compared to $132.2 million for the year ended December 31, 2010. Approximately $30.2 million of the increase was from an increase in rental operating expenses from our Non-Same Properties, including six ground-up development projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired subsequent to January 1, 2010. The remaining $6.3 million increase was from increases in rental operating expenses from our Same Properties. The increase in rental operating expenses at our Same Properties was primarily attributable to an increase in property taxes, utilities, common area expenses, and other operating expenses. The majority of the increase in total rental operating expenses was recoverable from tenants through tenant recoveries.

General and Administrative Expenses General and administrative expenses for the year ended December 31, 2011, increased by $6.8 million, or 20%, to $41.2 million, compared to $34.4 million for the year ended December 31, 2010. The increase resulted primarily from an increase in payroll and related taxes and insurance related to an increased employee head count for the year ended December 31, 2011. In addition, we recognized approximately $1.0 million in predevelopment and acquisition costs related to abandoned projects for the year ended December 31, 2011. As a percentage of total revenues, general and administrative expenses remained consistent for the year ended December 31, 2011 and 2010, at approximately 7% of total revenues.

Interest Expense Interest expense for the year ended December 31, 2011, decreased by $6.1 million, or 9%, to $63.4 million compared to $69.5 million for the year ended December 31, 2010, detailed as follows (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	CHANGE
Interest expense			
Secured notes payable	**$ 46,260**	$ 50,600	$ (4,340)
Unsecured line of credit	**21,583**	9,928	11,655
Unsecured bank term loans	**16,085**	10,370	5,715
Interest rate swap agreements	**21,457**	30,505	(9,048)
Unsecured convertible notes	**9,567**	32,894	(23,327)
Amortization of loan fees and other	**9,511**	8,047	1,464
Gross interest	**124,463**	142,344	(17,881)
Capitalized interest	**(61,056)**	(72,835)	11,779
Interest expense	**$ 63,407**	$ 69,509	$ (6,102)

The decrease in interest expense of approximately $6.1 million was due to a decrease in interest on our secured notes payable, unsecured convertible notes, and interest rate swap agreements, and was partially offset by increases in interest on our unsecured line of credit and unsecured bank term loans. Interest on our secured notes payable decreased primarily due to the repayments of seven secured notes payable approximating $55.7 million since December 31, 2010. The decrease in interest on our interest rate swap agreements was primarily due to the net reduction of effective interest rate swap agreements with notional amounts aggregating $100 million from December 31, 2010, to December 30, 2011. Interest on unsecured convertible notes decreased due to the retirement of substantially all $240 million of our 8.00% unsecured senior convertible notes ("8.00% Unsecured Convertible Notes") during the year ended December 31, 2010, and repurchases of our 3.70% unsecured convertible notes ("3.70% Unsecured Convertible Notes") aggregating $217.1 million since December 31, 2010.

The increase in interest on our unsecured line of credit and unsecured bank term loans was primarily attributable to an increase in the applicable margin on our unsecured line of credit and unsecured bank term loans, coupled with an increase in outstanding unsecured bank loans from $1.5 billion as of December 31, 2010, to $2.0 billion as of December 31, 2011. We have entered into certain interest rate swap agreements to hedge a portion of our exposure primarily related to variable interest rates associated with our unsecured line of credit and unsecured bank term loans (see "Liquidity and Capital Resources – Contractual Obligations and Commitments – Interest Rate Hedge Agreements").

The following table presents a comparison of the outstanding balances and applicable margins of the unsecured line of credit and unsecured bank term loans as of December 31, 2011 and 2010, detailed as follows (dollars in thousands):

	2011		2010	
DECEMBER 31,	BALANCE OUTSTANDING	APPLICABLE MARGIN	BALANCE OUTSTANDING	APPLICABLE MARGIN
Unsecured line of credit	**$ 370,000**	**2.30%**	$ 748,000	1.00%
2012 Unsecured Bank Term Loan	**250,000**	**0.70%**	750,000	1.00%
2016 Unsecured Bank Term Loan	**750,000**	**1.65%**	–	–
2017 Unsecured Bank Term Loan	**600,000**	**1.50%**	–	–
	$1,970,000		$1,498,000	

Depreciation and Amortization Depreciation and amortization for the year ended December 31, 2011, increased by $31.5 million, or 25%, to $157.5 million, compared to $126.0 million for the year ended December 31, 2010. The increase resulted primarily from depreciation associated with six ground-up development projects that were completed and delivered after January 1, 2010, and nine operating properties that were acquired subsequent to January 1, 2010.

Loss on Early Extinguishment of Debt During the year ended December 31, 2011, we recognized a loss on early extinguishment of debt of approximately $6.5 million related to the repurchase, in privately negotiated transactions, of approximately $217.1 million principal amount of our 3.70% Unsecured Convertible Notes and the partial and early repayment of our 2012 Unsecured Bank Term Loan. During the year ended December 31, 2010, we recognized a loss on early extinguishment of debt of approximately $45.2 million, composed of a loss of approximately $2.4 million recognized in December 2010 related to the repurchase, in privately negotiated transactions, of approximately $82.8 million of our 3.70% Unsecured Convertible Notes, and losses of approximately $41.5 million and $1.3 million recognized in June 2010 and July 2010, respectively, related to the retirement of substantially all $240 million of our 8.00% Unsecured Convertible Notes.

(Loss) Income from Discontinued Operations, Net Loss from discontinued operations, net, of $0.9 million for the year ended December 31, 2011, reflects the results of operations of three properties classified as "held for sale" as of December 31, 2011, and one property sold in 2011. Loss from discontinued operations, net, for the year ended December 31, 2011, included an impairment charge of approximately $1.0 million related to a 30,000 square foot property located in the suburbs of Greater Boston. Income from discontinued operations, net, of $1.1 million for the year ended December 31, 2010, reflects the results of operations of three properties classified as "held for sale" as of December 31, 2011, and the results of operations and gain related to the sale in 2010 of one operating property located in the Seattle market. In connection with the operating property sold during the year ended December 31, 2010, we recognized a gain of approximately $24,000.

In August 2011, we completed the sale of a land parcel in San Diego for a sale price of approximately $17.3 million at a gain of approximately $46,000. The sale of the land parcel did not meet the criteria for discontinued operations since the parcel did not have any significant operations prior to disposition. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by REITs required by the SEC, gains or losses on sale or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the statements of income. Accordingly, for the year ended December 31, 2011, we classified the $46,000 gain on sale of the land parcel below income from discontinued operations, net, in the consolidated statements of income.

During the year ended December 31, 2010, we completed sales of land parcels in Mission Bay, San Francisco, California, for an aggregate sales price of approximately $278 million at a gain of approximately $59.4 million. The land parcels we sold during the year ended December 31, 2010, did not meet the criteria for discontinued operations since the parcels did not have any significant operations prior to disposition. Accordingly, for the year ended December 31, 2010, we classified the $59.4 million gain on sales of land parcels below income from discontinued operations, net, in the consolidated statements of income.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2010, TO THE YEAR ENDED DECEMBER 31, 2009 The following table presents a comparison of the components of net operating income for our Same Properties and Non-Same Properties for the year ended December 31, 2010, compared to the year ended December 31, 2009, and a reconciliation of net operating income to income from continuing operations, the most directly comparable GAAP financial measure (in thousands):

YEAR ENDED DECEMBER 31,	2010	2009	$ CHANGE	% CHANGE
Revenues:				
Rental – Same Properties	$282,951	$282,890	$ 61	– %
Rental – Non-Same Properties	84,233	83,841	392	–
Total rental	367,184	366,731	453	–
Tenant recoveries – Same Properties	90,291	88,344	1,947	2
Tenant recoveries – Non-Same Properties	23,060	14,624	8,436	58
Total tenant recoveries	113,351	102,968	10,383	10
Other income – Same Properties	334	273	61	22
Other income – Non-Same Properties	4,879	11,581	(6,702)	(58)
Total other income	5,213	11,854	(6,641)	(56)
Total revenues – Same Properties	373,576	371,507	2,069	1
Total revenues – Non-Same Properties	112,172	110,046	2,126	2
Total revenues	485,748	481,553	4,195	1
Expenses:				
Rental operations – Same Properties	99,035	98,149	886	1
Rental operations – Non-Same Properties	33,146	23,989	9,157	38
Total rental operations	132,181	122,138	10,043	8
Net operating income				
Net operating income – Same Properties	274,541	273,358	1,183	–
Net operating income – Non-Same Properties	79,026	86,057	(7,031)	(8)
Total net operating income	353,567	359,415	(5,848)	(2)
Other expenses:				
General and administrative	34,383	36,296	(1,913)	(5)
Interest	69,509	82,111	(12,602)	(15)
Depreciation and amortization	126,033	117,246	8,787	7
Loss (gain) on early extinguishment of debt	45,168	(11,254)	56,422	(501)
Total other expenses	275,093	224,399	50,694	23
Income from continuing operations	$ 78,474	$135,016	$ (56,542)	(42%)

Rental Revenues Total rental revenues for the year ended December 31, 2010, increased by $0.5 million, to $367.2 million, compared to $366.7 million for the year ended December 31, 2009. Rental revenues from Non-Same Properties for the year ended December 31, 2009, included additional rental income aggregating $18.5 million related to a modification of a lease for a property in South San Francisco, California. Excluding the additional rental income, rental revenues for the year ended December 31, 2010, increased by $19.0 million, or 5%, compared to the year ended December 31, 2009, which was primarily due to rental revenues from our Non-Same Properties, including three ground-up development projects that were completed and delivered after January 1, 2009, and seven operating properties that were acquired subsequent to January 1, 2009.

Tenant Recoveries Total tenant recoveries for the year ended December 31, 2010, increased by $10.4 million, or 10%, to $113.4 million, compared to $103.0 million for the year ended

December 31, 2009. Approximately $8.4 million of the increase was from increases in tenant recoveries from our Non-Same Properties, including three ground-up development projects that were completed and delivered after January 1, 2009, and seven operating properties that were acquired subsequent to January 1, 2009. The remaining $2.0 million increase was from an increase in tenant recoveries from our Same Properties. The increase in tenant recoveries at our Same Properties was primarily attributable to increases in rental operating expenses for our Same Properties of $0.9 million, the majority of which was recoverable from our tenants. As of December 31, 2010 and 2009, approximately 96% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent.

Other Income Other income for the year ended December 31, 2010 and 2009, of $5.2 million and $11.9 million, respectively, represents construction management fees, interest, investment income, and storage income. Other income for the year ended December 31, 2009, included a $7.2 million cash receipt related to real estate acquired in November 2007. Excluding the $7.2 million cash receipt, other income for the year ended December 31, 2010, remained consistent with other income for the year ended December 31, 2009, at approximately 1% of total revenues.

Rental Operating Expenses Total rental operating expenses for the year ended December 31, 2010, increased by $10.0 million, or 8%, to $132.2 million, compared to $122.1 million for the year ended December 31, 2009. Approximately $9.1 million of the increase was from an increase in rental operating expenses from our Non-Same Properties, including three ground-up development projects that were completed and delivered after January 1, 2009, and seven operating properties that were acquired subsequent to January 1, 2009. The remaining $0.9 million increase was from increases in rental operating expenses from our Same Properties. The increase in rental operating expenses at our Same Properties was primarily attributable to an increase in payroll, property taxes, and utilities. The majority of the increase in total rental operating expenses was recoverable from tenants through tenant recoveries.

General and Administrative Expenses General and administrative expenses decreased by $1.9 million, or 5%, to $34.4 million for the year ended December 31, 2010, compared to $36.3 million for the year ended December 31, 2009. The decrease resulted primarily from a decrease in stock compensation expense for the year ended December 31, 2010, compared to the year ended December 31, 2009. As a percentage of total revenues, general and administrative expenses for the year ended December 31, 2010, and the year ended December 31, 2009, remained consistent at approximately 7% to 8% of total revenues.

Interest Expense Interest expense decreased by $12.6 million, or 15%, to $69.5 million for the year ended December 31, 2010, compared to $82.1 million for the year ended December 31, 2009, detailed as follows (in thousands):

YEAR ENDED DECEMBER 31,	2010	2009	CHANGE
Interest expense			
Secured notes payable	$ 50,600	$ 51,642	$ (1,042)
Unsecured line of credit	9,928	10,211	(283)
Unsecured bank term loans	10,370	11,279	(909)
Interest rate swap agreements	30,505	38,804	(8,299)
Unsecured convertible notes	32,894	38,940	(6,046)
Amortization of loan fees and other	8,047	8,119	(72)
Gross interest	142,344	158,995	(16,651)
Capitalized interest	(72,835)	(76,884)	4,049
Interest expense	$ 69,509	$ 82,111	$(12,602)

The decrease in interest expense of approximately $12.6 million was due to a decrease in total indebtedness and a decrease in the weighted average interest rate on our unsecured line of credit and unsecured bank term loan, including the impact of our interest rate swap agreements, as well as the retirement of substantially all $240 million of our 8.00% Unsecured Convertible Notes during the year ended December 31, 2010. The weighted average interest rate on our unsecured line of credit and unsecured bank term loan, including the impact of our interest rate swap agreements, decreased from approximately 4.1% as of December 31, 2009, to approximately 2.8% as of December 31, 2010. We have entered into certain interest rate swap agreements to hedge a portion of our exposure primarily related to variable interest rates associated with our unsecured line of credit and unsecured bank term loans.

Depreciation and Amortization Depreciation and amortization increased by $8.8 million, or 7%, to $126.0 million for the year ended December 31, 2010, compared to $117.2 million for the year ended December 31, 2009. The increase resulted primarily from depreciation associated with the properties acquired, placed in service, or redeveloped during the periods after January 1, 2010, including the delivery and completion of a ground-up development of a 309,141 rentable square foot science park in New York City during the fourth quarter of 2010, the delivery and completion of a ground-up development of a 129,501 rentable square foot building in the San Francisco market in the third quarter of 2010, and the delivery and completion of a ground-up development of a 115,084 rentable square foot building in the Seattle market in the first quarter of 2010.

(Loss) Gain on Early Extinguishment of Debt During the year ended December 31, 2010, we recognized losses on early extinguishment of debt of approximately $45.2 million, composed of losses of approximately $2.4 million recognized in December 2010 related to the repurchase, in privately negotiated transactions, of approximately $82.8 million of our 3.70% Unsecured Convertible Notes for approximately $84.6 million in cash, and losses of approximately $41.5 million and $1.3 million recognized in June 2010 and July 2010, respectively, related to the retirement of substantially all $240 million of our 8.00% Unsecured Convertible Notes.

During the year ended December 31, 2009, we recognized a gain on early extinguishment of debt of approximately $11.3 million related to the repurchase, in privately negotiated transactions, of approximately $75 million of our 3.70% Unsecured Convertible Notes for approximately $59.2 million in cash.

(Loss) Income from Discontinued Operations, Net Income from discontinued operations, net of $1.1 million for the year ended December 31, 2010, reflects the results of operations of three operating properties classified as "held for sale" as of December 31, 2011, the results of operations of one property sold in 2011, and the results of operations and gain related to the sale of one operating property during the year ended December 31, 2010. We sold one operating property located in the Seattle market that had been classified as "held for sale" as of December 31, 2009. In connection with the operating property sold during the year ended December 31, 2010, we recognized a gain of approximately $24,000. Income from discontinued operations, net of $6.6 million for the year ended December 31, 2009, reflects the results of operations of three operating properties that were classified as "held for sale" as of December 31, 2011, the results of operations of one property sold in 2011, results of operations of the property sold during the year ended December 31, 2010, and the results of operations and gains on sales of four operating properties sold during the year ended December 31, 2009. In connection with the operating properties sold during the year ended December 31, 2009, we recognized a gain of approximately $2.6 million.

During the year ended December 31, 2010, we sold land parcels in Mission Bay, San Francisco, California. These land parcels did not meet the criteria for discontinued operations since the parcels did not have any significant operations prior to disposition. In connection with the sales of land parcels during the year ended December 31, 2010, we recognized a gain of approximately $59.4 million.

Liquidity and Capital Resources

OVERVIEW We expect to meet certain long-term liquidity requirements, such as for property acquisitions, development, redevelopment, and other construction projects, capital improvements, tenant improvements, leasing costs, normal recurring expenses, and scheduled debt maturities, through net cash provided by operating activities, periodic asset sales, long-term secured and unsecured indebtedness, including borrowings under our unsecured line of credit, unsecured bank term loans, and the issuance of additional debt and/or equity securities.

We expect to continue meeting our short-term liquidity and capital requirements, as further detailed in this section, generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make the distributions necessary to continue qualifying as a REIT.

Over the next several years, our balance sheet, capital structure, and liquidity objectives are as follows:

- Reduce leverage as a percentage of total gross assets and improve the ratio of debt to earnings before interest, taxes, and depreciation and amortization;
- Maintain diverse sources of capital, including sources from net cash flows, unsecured debt, secured debt, selective asset sales, joint ventures, perpetual preferred stock, and common stock;
- Manage the amount of debt maturing in a single year;
- Refinance outstanding medium-term variable rate bank debt with longer-term fixed rate debt;
- Mitigate unhedged variable rate debt exposure by transitioning our balance sheet debt from short-term and medium-term variable rate bank debt to long-term unsecured fixed rate debt and utilize interest rate hedge agreements;
- Maintain adequate liquidity from net cash provided by operating activities, cash and cash equivalents, and available borrowing capacity under our unsecured line of credit;
- Maintain available borrowing capacity under our unsecured line of credit in excess of 50% of the total commitments of $1.5 billion, except temporarily as necessary;
- Fund preferred stock and common stock dividends from net cash provided by operating activities;
- Retain net positive cash flows after payment of dividends for reinvestment in acquisitions and/or development and redevelopment projects; and
- Reduce our non-income-producing assets as a percentage of our gross investment in real estate.

CASH FLOWS We report and analyze our cash flows based on operating activities, investing activities, and financing activities. The following table summarizes changes in the Company's cash flows for the years ended December 31, 2011 and 2010 (in thousands):

YEAR ENDED DECEMBER 31,	**2011**	2010	CHANGE
Net cash provided by operating activities	**$ 246,960**	$ 227,425	$ 19,535
Net cash used in investing activities	**$(733,579)**	$(445,164)	$(288,415)
Net cash provided by financing activities	**$ 479,156**	$ 237,912	$ 241,244

Operating Activities Cash flows provided by operating activities consisted of the following amounts (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	CHANGE
Net cash provided by operating activities	**$246,960**	$227,425	$19,535
Changes in assets and liabilities	**(39,586)**	(20,318)	(19,268)
Net cash provided by operating activities before changes in assets and liabilities	**$207,374**	$207,107	$ 267

Net cash provided by operating activities for the year ended December 31, 2011, increased by $19.5 million, or 9%, to $246.9 million, compared to $227.4 million for the year ended December 31, 2010. The increase resulted primarily from an increase in net operating income from completed and leased development and redevelopment spaces, and increased revenues from nine operating properties that were acquired subsequent to January 1, 2010. Net cash provided by operating activities before changes in assets and liabilities for the year ended December 31, 2011, increased by $0.3 million, to $207.4 million, compared to $207.1 million for the year ended December 31, 2010. We believe our cash flows from operating activities provide a stable source of cash to fund operating expenses. As of December 31, 2011, approximately 95% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Our average occupancy rate for operating and redevelopment properties as of December 31 of each year from 1998 to 2011 was approximately 89.2%. Our average occupancy rate for operating properties as of December 31 of each year from 1998 to 2011 was approximately 95.2%.

Investing Activities Net cash used in investing activities for the year ended December 31, 2011, was $733.6 million, compared to $445.2 million for the year ended December 31, 2010. This increase consisted of the following amounts (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	CHANGE
Additions to properties	**$(430,038)**	$(423,930)	$ (6,108)
Purchase of properties	**(305,030)**	(301,709)	(3,321)
Proceeds from sales of properties	**20,078**	275,979	(255,901)
Other	**(18,589)**	4,496	(23,085)
Net cash used in investing activities	**$(733,579)**	$(445,164)	$(288,415)

The increase in net cash used in investing activities for the year ended December 31, 2011, is due primarily to lower proceeds from sales of properties in 2011. During the year ended December 31, 2010, we completed sales of land parcels in Mission Bay, San Francisco, California, for an aggregate sales price of approximately $278 million.

Acquisitions The following table summarizes our key acquisition activity for the year ended December 31, 2011 (dollars in thousands):

	ACQUISITION DATE	RSF	OCCUPANCY AT ACQUISITION	PURCHASE PRICE	STABILIZED YIELD CASH	STABILIZED YIELD GAAP
Property/Market						
4755 Nexus Center Drive, San Diego	March 2011	45,255	N/A (1)	$ 7,400	7.0%	7.7%
409/499 Illinois Street, San Francisco	April 2011	453,256	100% (2)	$293,000	6.5% - 7.0%	7.2% - 7.6%
285 Bear Hill Road, Greater Boston	June 2011	26,270	N/A (3)	$ 3,900	8.0%	8.6%

(1) Currently under development and 100% leased.
(2) Approximately 234,249 rentable square feet is leased, occupied, and in service. The remaining 219,007 rentable square feet is currently under development.
(3) Currently under redevelopment.

Capital Expenditures and Tenant Improvements See discussion in "Uses of Capital – Capital Expenditures, Tenant Improvements, and Leasing Costs."

Dispositions During 2011, we sold two properties. The net proceeds from these sales were used to reduce outstanding borrowings under our unsecured line of credit. The following table summarizes our disposition activity for the year ended December 31, 2011 (in thousands):

	DATE	SALE PRICE
Land parcel in San Diego	August 2011	$17,300
13-15 DeAngelo Drive, Suburbs of Greater Boston	October 2011	2,900
Total dispositions		$20,200

Value-Added Activity Key development and redevelopment projects completed in 2011 are as follows (dollars in thousands):

	COMPLETION DATE	RSF DELIVERED IN 2011	TOTAL DEVELOPMENT/ REDEVELOPMENT RSF (1)	OCCUPANCY AS OF 12/31/11 (2)	INVESTMENT AT COMPLETION (1)	STABILIZED YIELD(1) CASH	STABILIZED YIELD(1) GAAP
Key Development Projects Completed in 2011							
7 Triangle Drive, Research Triangle Park	8/2011	96,626	96,626	100%	$ 32,511	8.5%	9.8%
400/450 East Jamie Court, San Francisco	9/2011	62,548	163,307	100%	$108,490	4.2%	4.3%
455 Mission Bay Boulevard South, San Francisco	12/2011	58,804	210,000	92.4%	$109,950	8.5%	8.4%
Key Redevelopment Projects Completed in 2011							
500 Arsenal Street, Greater Boston	9/2011	48,516	48,516	100%	$ 24,348	6.9%	7.4%
10300 Campus Point Drive, San Diego	11/2011	89,576	279,138	100%	$131,600	7.6%	7.7%

(1) Represents rentable square feet, investment at completion, and Stabilized Yield of the entire development or redevelopment project. Portions of certain projects may still be under construction.
(2) Represents occupancy related to operating rentable square feet.

Financing Activities Net cash flows provided by financing activities for the year ended December 31, 2011, increased by $241.2 million, to $479.1 million, compared to $237.9 million for the year ended December 31, 2010. This increase consisted of the following amounts (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	CHANGE
Proceeds from borrowings from unsecured line of credit and unsecured bank term loans, net of repayments	**$472,000**	$272,000	$200,000
Principal reductions of secured notes payable	**(66,849)**	(129,938)	63,089
Net proceeds from issuance of common stock, including exercise of stock options	**453,656**	345,219	108,437
Redemption of unsecured convertible notes, including payment on exchange of 8.00% Unsecured Convertible Notes	**(221,439)**	(140,837)	(80,602)
Dividend payments	**(135,246)**	(96,231)	(39,015)
Other	**(22,966)**	(12,301)	(10,665)
Net cash provided by financing activities	**$479,156**	$237,912	$241,244

Debt Refinancing During the year ended December 31, 2011, we refinanced and extended debt maturities, significantly increasing our liquidity as of December 31, 2011, as summarized in the table below (dollars in thousands):

		AS OF DECEMBER 31, 2011		
	MATURITY	AMOUNT OUTSTANDING	WEIGHTED AVERAGE INTEREST RATE (2)	DATE OF LOAN
2017 Unsecured Bank Term Loan	1/31/2017	$ 600,000	1.93%	12/2011
Refinancing of a secured loan	4/20/2014	76,000	2.29%	12/2011
2016 Unsecured Bank Term Loan	6/30/2016	750,000	3.28%	6/2011
Unsecured line of credit (1)	1/31/2015	370,000	2.59%	1/2011
Total		$1,796,000	2.65%	

(1) Total commitments available for borrowing aggregate $1.5 billion under our unsecured line of credit. As of December 31, 2011, we had $1.1 billion available for borrowing under our unsecured line of credit.
(2) Represents the contractual interest rate as of the end of the period plus the impact of our interest rate swap agreements.

Debt Repayments During 2011, we reduced the outstanding balance of our 3.70% Unsecured Convertible Notes, 2012 Unsecured Bank Term Loan, and various secured loans, as summarized in the table below (in thousands):

YEAR ENDED DECEMBER 31, 2011	DEBT REPAYMENTS	LOSS ON EARLY EXTINGUISHMENT OF DEBT
Repurchase of 3.70% Unsecured Convertible Notes	$217,133	$5,237
Repayment of 2012 Unsecured Bank Term Loan	500,000	1,248
Secured loan repayments	55,677	–
Total	$772,810	$6,485

Follow-On Common Stock Offering In May 2011, we completed a follow-on common stock offering to fund the purchase of 409/499 Illinois Street and to fund construction activities, among other uses. We acquired 409/499 Illinois Street, a newly and partially completed 453,256 rentable square foot life science laboratory development project located on a highly desirable waterfront location in Mission Bay, San Francisco, California, for approximately $293 million. The property at 409 Illinois Street is a 241,659 rentable square foot tower that is 97% leased to a life science company through November 2023. The property at 499 Illinois Street is a vacant 211,597 rentable square foot tower in shell condition for which we plan to complete the development.

	DATE OF OFFERING	NET PROCEEDS (IN THOUSANDS)	SHARES
Follow-on common stock offering	5/2011	$451,539	6,250,651

Dividends During the years ended December 31, 2011 and 2010, we paid the following dividends (in thousands):

DECEMBER 31,	**2011**	2010	CHANGE
Common stock dividends	**$106,889**	$67,874	$39,015
Series C Preferred Stock dividends	**10,857**	10,857	–
Series D Preferred Stock dividends	**17,500**	17,500	–
Total	**$135,246**	$96,231	$39,015

The increase in dividends paid on our common stock is due to an increase in dividends to $1.82 per common share for the year ended December 31, 2011, from $1.40 per common share for the year ended December 31, 2010. The increase was also partially due to an increase in common stock outstanding. Total common stock outstanding as of December 31, 2011, was 61.6 million shares, compared to 55.0 million shares as of December 31, 2010.

Sources and Uses of Capital

We expect that our principal liquidity needs for the year ended December 31, 2012, will be satisfied by the following multiple sources of capital as shown in the table below (in thousands). For the year ended December 31, 2012, we expect to have significant capital requirements, including amounts shown in the table below. There can be no assurance that our sources and uses of capital will not be materially higher or lower than these expectations.

YEAR ENDED DECEMBER 31,	2012
Sources of capital	
Net cash provided by operating activities less dividends	$ 89,000
Asset and land sales	112,000 (1)
Unsecured senior notes	TBD (2)
Debt, equity, and joint venture capital	698,000 (3)
Total sources of capital	$ 899,000
Liquidity available under unsecured line of credit and cash and cash equivalents as of December 31, 2011	$1,209,000
Uses of capital	
Development, redevelopment, and construction	$ 553,000
Acquisitions	-
Secured debt repayments	11,000
2012 Unsecured Bank Term Loan repayment	250,000
3.70% Unsecured Convertible Note retirement	85,000
Total uses of capital	$ 899,000

(1) We expect to implement a more aggressive asset disposition strategy, beyond estimated asset sales in this table, to provide capital for reinvestment into our business.
(2) Amount and timing of issuance of unsecured notes will be subject to the debt capital market environment.
(3) If we are successful raising capital from the issuance of unsecured senior notes, it will reduce the estimated amount of debt, equity, and joint venture capital.

SOURCES OF CAPITAL

Unsecured Line of Credit We use our unsecured line of credit to fund working capital, construction activities, and, from time to time, acquisition of properties. As of December 31, 2011, we had $1.1 billion available under our $1.5 billion unsecured line of credit.

Cash and Cash Equivalents As of December 31, 2011, we had approximately $78.5 million of cash and cash equivalents.

Restricted Cash Restricted cash consisted of the following as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	2011	2010
Funds held in trust under the terms of certain secured notes payable	**$12,724**	$20,035
Funds held in escrow related to construction projects	**5,648**	5,902
Other restricted funds	**4,960**	2,417
Total	**$23,332**	$28,354

The funds held in escrow related to construction projects will be used to pay for certain construction costs.

USES OF CAPITAL

Capital Expenditures, Tenant Improvements, and Leasing Costs The following table summarizes the components of our total capital expenditures for the years ended December 31, 2011 and 2010, which include interest, property taxes, insurance, payroll costs, and other indirect project costs (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010
Development	**$ 98,747**	$194,897
Redevelopment	**139,682**	71,772
Preconstruction	**80,535**	38,847
Projects in India and China	**47,955**	77,300
Generic infrastructure/building improvement projects (1)	**48,734**	49,060
Total construction spending	**$415,653**	$431,876

(1) In addition to revenue-enhancing capital spending, this amount includes non-revenue-enhancing major and recurring capital expenditures and tenant improvements. Non-revenue-enhancing capital expenditures and tenant improvements (excluding expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopments) are included in the following table.

The following table summarizes the components of our total projected capital expenditures for the year ended December 31, 2012, and the period thereafter, which include interest, property taxes, insurance, payroll costs, and other indirect project costs (in thousands):

YEAR ENDED DECEMBER 31,	2012	THEREAFTER
Development	$130,123	$106,354
Redevelopment	196,254	38,082
Preconstruction	46,657	TBD (2)
Projects in India and China	41,350	TBD (2)
Generic infrastructure/building improvement projects (1)	50,376	TBD (2)
Future projected construction projects	87,905	TBD (2)
Total construction spending	$552,665	$144,436

(1) In addition to revenue-enhancing capital spending, this amount includes non-revenue-enhancing major and recurring capital expenditures and tenant improvements. Non-revenue-enhancing capital expenditures and tenant improvements (excluding expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopments) are included in the following table.

(2) Estimated spending beyond 2012 related to preconstruction, projects in India and China, generic infrastructure improvements, major capital spending, and future projected construction projects will be determined at a future date and is contingent upon many factors.

The table below shows the average per square foot property-related capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopment) for the years ended December 31, 2011 and 2010 (dollars in thousands, except per square foot amounts):

YEAR ENDED DECEMBER 31,	2011	2010
Capital expenditures[1]		
Major capital expenditures	$ 641	$ 379
Recurring capital expenditures	$ 1,890	$ 953
Square feet in asset base	13,384,598	12,202,231
Per square foot:		
Major capital expenditures	$ 0.05	$ 0.03
Recurring capital expenditures	$ 0.14	$ 0.08
Tenant improvements and leasing costs:		
Re-tenanted space[2]		
Tenant improvements and leasing costs	$ 4,571	$ 3,097
Re-tenanted square feet	512,573	778,547
Per square foot	$ 8.92	$ 3.98
Renewal space		
Tenant improvements and leasing costs	$ 6,029	$ 3,628
Renewal square feet	1,309,293	999,419
Per square foot	$ 4.60	$ 3.63

(1) Major capital expenditures consist of roof replacements and heavy-duty heating, ventilation, and air conditioning systems that are typically identified and considered at the time a property is acquired. Recurring capital expenditures exclude major capital expenditures.

(2) Excludes space that has undergone redevelopment before re-tenanting.

We expect our future capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopment) on a per square footage basis to be approximately in the range shown in the preceding table.

Capitalized interest for the years ended December 31, 2011 and 2010, of approximately $61.1 million and $72.8 million, respectively, is included in investments in real estate, net, on the accompanying consolidated balance sheets, as well as the table above summarizing total capital expenditures. In addition, we capitalized payroll and other indirect project costs related to construction, development, and redevelopment projects, including projects in India and China, aggregating approximately $15.7 million and $14.0 million for the years ended December 31, 2011 and 2010, respectively. Such costs are also included in the table on the previous page.

We capitalize interest cost as a cost of the project only during the period for which activities necessary to prepare an asset for its intended use are ongoing, provided that expenditures for the asset have been made and interest cost is being incurred. Indirect project costs, including personnel, construction administration, legal fees, and office costs that clearly relate to projects under construction, are capitalized during the period in which activities necessary to prepare the asset for its intended use take place. Additionally, should activities necessary to prepare an asset for its intended use cease, interest, taxes, insurance, and certain other direct project costs related to this asset would be expensed as incurred. When construction activities cease and the asset is ready for its intended use, the asset is transferred out of construction in progress and classified as rental properties, net. Additionally, if vertical aboveground construction is not initiated at completion of preconstruction activities, the land parcel will be classified as land held for future development. Expenditures for repair and maintenance are expensed as incurred.

We also capitalize and defer initial direct costs to originate leases with independent third parties related to evaluating a prospective lessee's financial condition, negotiating lease terms, preparing the lease agreement, and closing the lease transaction. Costs that we have capitalized and deferred relate to successful leasing transactions, result directly from and are essential to the lease transaction, and would not have been incurred had that leasing transaction not occurred. The initial direct costs capitalized and deferred also include the portion of our employees' total compensation and payroll-related fringe benefits directly related to time spent performing activities previously described and related to the respective lease that would not have been performed but for that lease. Total initial direct leasing costs capitalized during the years ended December 31, 2011 and 2010, were approximately $57.5 million and $31.1 million, respectively, of which approximately $11.2 million and $7.8 million, respectively, represented capitalized and deferred payroll costs directly related and essential to our leasing activities during such periods.

Acquisitions Due to the current low interest rate environment and the competitive interest in quality real estate, we expect buyer demand for acquisition opportunities to be strong and for this demand to put upward pressure on pricing. Thus, we expect to continue to be selective in acquisition opportunities in 2012.

Dividends We are required to distribute 90% of our REIT taxable income on an annual basis in order to continue to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to preferred and common stockholders from cash flow from operating activities. All such distributions are at the discretion of our Board of Directors. We may be required to use borrowings under our unsecured line of credit, if necessary, to meet REIT distribution requirements and maintain our REIT status. We consider market factors and our performance in addition to REIT requirements in determining distribution levels. Our forecasts of taxable income and distributions do not require significant increases or decreases in our annual common stock dividends on a per share basis in order to distribute at least 90% of our REIT taxable income for the year ended December 31, 2012.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS Contractual obligations as of December 31, 2011, consisted of the following (in thousands):

PAYMENTS BY PERIOD	TOTAL	2012	2013-2014	2015-2016	THEREAFTER
Secured notes payable(1)(2)	$ 725,125	$ 10,857	$ 357,853	$ 240,625	$ 115,790
Unsecured line of credit(3)	370,000	–	–	370,000	–
2012 Unsecured Bank Term Loan(4)	250,000	250,000	–	–	–
2016 Unsecured Bank Term Loan(5)	750,000	–	–	750,000	–
2017 Unsecured Bank Term Loan(6)	600,000	–	–	–	600,000
Unsecured convertible notes(1)(7)	85,051	84,801	250	–	–
Estimated interest payments on fixed rate and hedged variable rate debt(8)	270,949	85,929	115,012	37,851	32,157
Estimated interest payments on variable rate debt(9)	71,836	4,224	23,263	43,451	898
Ground lease obligations	680,365	11,222	21,100	20,215	627,828
Other obligations(10)	28,989	22,512	1,635	1,798	3,044
Total	$3,832,315	$ 469,545	$ 519,113	$1,463,940	$1,379,717

(1) Amounts represent principal amounts due and exclude unamortized discounts reflected on the consolidated balance sheets.
(2) Amounts include noncontrolling interests' share of scheduled principal maturities of approximately $21.6 million, of which approximately $20.9 million matures in 2014. See "Secured Notes Payable" below for additional information.
(3) The maturity date of our unsecured line of credit is January 2015, assuming we exercise our sole right to extend the maturity twice by an additional six months. See "Unsecured Credit Facility" below for additional information.
(4) Our 2012 Unsecured Bank Term Loan matures in October 2012.
(5) Our 2016 Unsecured Bank Term Loan matures in June 2016, assuming we exercise our sole right to extend the maturity by one year.
(6) Our 2017 Unsecured Bank Term Loan matures in January 2017, assuming we exercise our sole right to extend the maturity by one year.
(7) During January 2012, we repurchased approximately $83.8 million of our 3.70% Unsecured Convertible Notes at par, pursuant to options exercised by holders thereof under the indenture governing the notes.
(8) Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates, and scheduled maturity dates.
(9) The interest payments on variable rate debt were calculated based on the interest rates in effect as of December 31, 2011.
(10) Includes our share, approximately $21.1 million, of a secured note payable due in 2013 held by our unconsolidated real estate entity.

Secured Notes Payable Secured notes payable as of December 31, 2011, consisted of 13 notes secured by 38 properties. Our secured notes payable typically require monthly payments of principal and interest; they had weighted average interest rates of approximately 5.8% as of December 31, 2011. Noncontrolling interests' share of secured notes payable aggregated approximately $21.6 million as of December 31, 2011. The total book values of rental properties, net, land held for future development, and construction in progress securing debt were approximately $1.1 billion as of December 31, 2011. As of December 31, 2011, our secured notes payable, including unamortized discounts, were composed of approximately $647.6 million and $76.7 million of fixed and variable rate debt, respectively.

Unsecured Credit Facility We use our unsecured credit facility to fund working capital, acquisition of properties, and construction activities. Our objective is to maintain significant unused borrowing capacity, generally greater than 50% of our $1.5 billion unsecured line of credit. Over the next several years, we anticipate refinancing a portion of our outstanding balance under our unsecured bank term loans with capital from unsecured senior notes, unsecured bank loans, and other capital, including proceeds from selective sales of assets.

In January 2011, we entered into a third amendment (the "Third Amendment") to our second amended and restated credit agreement dated October 31, 2006, as further amended on December 1, 2006, and May 2, 2007 (the "Prior Credit Agreement," and as amended by the Third Amendment, the "Amended Credit Agreement"), with Bank of America, N.A., as administrative agent, and certain lenders. The Third Amendment amended the Prior Credit Agreement to, among other things, increase the maximum permitted borrowings under the unsecured line of credit from $1.15 billion to $1.5 billion, plus a $750 million unsecured bank term loan (the 2012 Unsecured Bank Term Loan and, together with the unsecured line of credit, the "Unsecured Credit Facility") and provided an accordion option to increase commitments under the Unsecured Credit Facility by up to an additional $300 million. Borrowings under the Unsecured Credit Facility bear interest at LIBOR, or a base rate specified in the loan agreement, plus, in either case, a specified margin. The applicable margin for LIBOR borrowings outstanding under our unsecured line of credit was 2.30% as of December 31, 2011. The applicable margin for the LIBOR borrowings under the 2012 Unsecured Bank Term Loan was not amended in the Third Amendment and was 0.70% as of December 31, 2011.

Under the Third Amendment, the maturity date for the unsecured line of credit is January 2015, assuming we exercise our sole right under the amendment to extend this maturity date twice by an additional six months after each exercise. The maturity date for the 2012 Unsecured Bank Term Loan is October 2012.

As of December 31, 2011, we had outstanding borrowings of $370 million, representing 25% of total borrowing capacity, under our $1.5 billion unsecured line of credit, and $250 million outstanding under our 2012 Unsecured Bank Term Loan. The weighted average interest rate, including the impact of our interest rate swap agreements, for our Unsecured Credit Facility was approximately 3.82% as of December 31, 2011.

The requirements and actual results as of December 31, 2011, of the financial covenants under the unsecured line of credit and unsecured bank term loans are as follows:

COVENANT	REQUIREMENT	ACTUAL AS OF DECEMBER 31, 2011
Leverage ratio(1)	Less than or equal to 60.0%	36%(2)
Unsecured leverage ratio	Less than or equal to 60.0%	38%
Fixed charge coverage ratio	Greater than or equal to 1.50	2.5x
Unsecured debt yield	Greater than or equal to 12.00%	15%
Minimum book value	Greater than or equal to the sum of $2.0 billion and 50% of the net proceeds of equity offerings after January 28, 2011	$3.3 billion
Secured debt ratio	Less than or equal to 40.0%	9%

(1) The leverage ratio threshold under our 2017 Unsecured Bank Term Loan may increase from 60% to 65% for the quarter end in which a material acquisition occurs and for each of the three quarters following such an event.

(2) Under the terms of the agreement of our 2017 Unsecured Bank Term Loan, the leverage ratio is calculated over a portion of total indebtedness. The leverage ratio for the 2017 Unsecured Bank Term Loan was 35% as of December 31, 2011.

In addition, the terms of the agreements restrict, among other things, certain investments, indebtedness, distributions, mergers, developments, land, and borrowings available under our unsecured line of credit and unsecured bank term loans for developments, land, and encumbered and unencumbered assets. The terms of the agreements also limit our ability to pay distributions to our stockholders in excess of the greater of (1) 95% of consolidated Funds from Operations ("FFO") (as defined in the Third Amendment) for the preceding four quarters and (2) the minimum amount sufficient to permit us to maintain our qualification as a REIT for federal income tax purposes or the amount necessary to avoid the payment of federal or state income or excise tax. In addition, we are prohibited from paying cash dividends in excess of the amount necessary for us to qualify for taxation as a REIT if a default or an event of default exists. As of December 31, 2011 and 2010, we were in compliance with all such covenants. Management continuously monitors the Company's compliance and projected compliance with the covenants. We expect to continue meeting the requirements of our debt covenants in the short term and long term. However, in the event of an economic slowdown, crisis in the credit markets, or rising cost of capital, there is no certainty that we will be able to continue to satisfy all of the covenant requirements. Additionally, we may be required to reduce our outstanding borrowings under our Unsecured Credit Facility and unsecured bank term loans in order to maintain compliance with one or more covenants.

As of December 31, 2011, we had 57 lenders providing commitments under our unsecured line of credit and unsecured bank term loans. During 2011, all lenders under our unsecured line of credit funded all borrowings requested under the loan agreement. In the future, if one or more such lenders fail to fund a borrowing request, we may not be able to borrow funds necessary for working capital, construction activities, dividend payments, debt repayment, monthly debt service, and other recurring capital requirements. The failure of one or more lenders to fund their share of a borrowing request may have a material impact on our financial statements.

2016 Unsecured Bank Term Loan In February 2011, we entered into a $250 million unsecured bank term loan. In June 2011, we amended this $250 million 2016 Unsecured Bank Term Loan to, among other things, increase the borrowings from $250 million to $750 million and to extend the maturity from January 2015 to June 2016, assuming we exercise our sole right to extend the maturity date by one year. Borrowings under the 2016 Unsecured Bank Term Loan bear interest at LIBOR or the specified base rate, plus in either case, a margin specified in the amended unsecured bank term loan agreement. The applicable margin for the LIBOR borrowings under the 2016 Unsecured Bank Term Loan as of December 31, 2011, was 1.65%. Under the 2016 Unsecured Bank Term Loan agreement, the financial covenants were not amended and are identical to the financial covenants required under our existing Unsecured Credit Facility. The 2016 Unsecured Bank Term Loan may be repaid at any date prior to maturity without a prepayment penalty. The net proceeds from this amendment were used to reduce outstanding borrowings on the 2012 Unsecured Bank Term Loan from $750 million to $250 million. As a result of this early repayment, we recognized a loss on early extinguishment of debt of approximately $1.2 million related to the write-off of unamortized loan fees.

2017 Unsecured Bank Term Loan In December 2011, we closed a new $600 million 2017 Unsecured Bank Term Loan, which matures in January 2017, assuming we exercise our sole right to extend the maturity date by one year. Borrowings under the 2017 Unsecured Bank Term Loan bear interest at LIBOR, or the specified base rate, plus in either case a margin specified in the unsecured bank term loan agreement. The applicable margin for the LIBOR borrowings under the 2017 Unsecured Bank Term Loan as of December 31, 2011, was 1.50%. The 2017 Unsecured Bank Term Loan may be repaid at any date prior to maturity without a prepayment penalty. The net proceeds from this 2017 Unsecured Bank Term Loan were used to reduce outstanding borrowings on our unsecured line of credit.

Unsecured Convertible Notes During January 2012, we repurchased approximately $83.8 million in principal amount of our 3.70% Unsecured Convertible Notes at par, pursuant to options exercised by holders thereof under the indenture governing the notes. We do not expect to recognize any gain or loss as a result of this repurchase. As of February 21, 2012, $1.0 million of our 3.70% Unsecured Convertible Notes remained outstanding.

Estimated Interest Payments Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates, and scheduled maturity dates. As of December 31, 2011, approximately 79% of our debt was fixed rate debt or variable rate debt subject to interest rate swap agreements. See additional information regarding our interest rate swap agreements under "Liquidity and Capital Resources – Contractual Obligations and Commitments – Interest Rate Swap Agreements." The remaining 21% of our debt is unhedged variable rate debt based primarily on LIBOR. Interest payments on our unhedged variable rate debt have been calculated based on interest rates in effect as of December 31, 2011. See additional information regarding our debt under Note 6 to our consolidated financial statements appearing elsewhere in this report.

Ground Lease Obligations Ground lease obligations as of December 31, 2011, included leases for 21 of our properties and six land development parcels. These lease obligations have remaining lease terms from 22 to 99 years, excluding extension options.

Commitments In addition to the above, as of December 31, 2011, remaining aggregate costs under contract for the construction of properties undergoing development, redevelopment, and generic life science infrastructure improvements under the terms of leases approximated $255.3 million. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We are also committed to funding approximately $57.3 million for certain investments over the next six years.

A wholly owned subsidiary of the Company previously executed a ground lease, as ground lessee, for the development site in New York City located at and adjacent to 450 East 29th Street. That ground lease requires the construction of a second building approximating 407,000 rentable square feet to commence no later than October 31, 2013. Commencement of construction of the second building includes, among other things, site preparation in order to accommodate a construction crane, erection of a construction crane, renewal of permits, and updating of the construction plans and specifications. The ground lease provides further that substantial completion of the second building occur by October 31, 2015, requiring satisfying conditions that include substantially completed construction in accordance with the plans and the issuance of either temporary or permanent certificates of occupancy for the core and shell. The ground lease also provides that by October 31, 2016, the ground lessee obtain a temporary or permanent certificate of occupancy for the core and shell of both the first building (which has occurred) and the second building. In each case, the target dates above are subject to force majeure, to contractual cure rights, to other legal remedies available to ground lessees generally, and to change for any reason by agreement between both parties under the ground lease. Lastly, if the above dates are not met, the ground lease provides contractual cure rights, and the ground lease does not provide for the payment of additional rent, a late fee, or other monetary penalty.

Off-Balance Sheet Arrangements Our off-balance sheet arrangements consist of our investment in a real estate entity that is a variable interest entity for which we are not the primary beneficiary. We account for the real estate entity under the equity method. The debt held by the unconsolidated real estate entity is secured by the land parcel owned by the entity, and is non-recourse to us. See Notes 2 and 3 to our consolidated financial statements appearing elsewhere in this report.

Interest Rate Swap Agreements We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured bank term loans. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2011 (in thousands):

TRANSACTION DATE	EFFECTIVE DATE	TERMINATION DATE	INTEREST PAY RATE (1)	FAIR VALUE AS OF 12/31/11 (2)	NOTIONAL AMOUNT IN EFFECT AS OF DECEMBER 31, 2011	2012	2013
December 2006	December 29, 2006	March 31, 2014	4.990 %	$ (4,968)	**$ 50,000**	$ 50,000	$ 50,000
October 2007	October 31, 2007	September 30, 2012	4.546	(1,559)	**50,000**	–	–
October 2007	October 31, 2007	September 30, 2013	4.642	(3,625)	**50,000**	50,000	–
October 2007	July 1, 2008	March 31, 2013	4.622	(1,298)	**25,000**	25,000	–
October 2007	July 1, 2008	March 31, 2013	4.625	(1,299)	**25,000**	25,000	–
December 2006	November 30, 2009	March 31, 2014	5.015	(7,494)	**75,000**	75,000	75,000
December 2006	November 30, 2009	March 31, 2014	5.023	(7,507)	**75,000**	75,000	75,000
December 2006	December 31, 2010	October 31, 2012	5.015	(3,879)	**100,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	(76)	**250,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	(75)	**250,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	(38)	**125,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	(38)	**125,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.495	(57)	**125,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.508	(73)	**125,000**	–	–
December 2011	December 31, 2012	December 31, 2013	0.640	(136)	**–**	250,000	–
December 2011	December 31, 2012	December 31, 2013	0.640	(131)	**–**	250,000	–
December 2011	December 31, 2012	December 31, 2013	0.644	(72)	**–**	125,000	–
December 2011	December 31, 2012	December 31, 2013	0.644	(73)	**–**	125,000	–
December 2011	December 31, 2013	December 31, 2014	0.977	(301)	**–**	–	250,000
December 2011	December 31, 2013	December 31, 2014	0.976	(281)	**–**	–	250,000
Total				$(32,980)	**$1,450,000**	$1,050,000	$700,000

(1) Interest pay rate represents the interest rate we will pay for one month LIBOR under the applicable interest rate swap agreement. This rate does not include any spread in addition to one month LIBOR that is due monthly as interest expense.
(2) Including accrued interest and credit valuation (Accounting Standards Codification 820 – *Fair Value Measurements and Disclosures*) adjustment.

We have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are adapted from the standard International Swaps and Derivatives Association, Inc. form) define certain terms between the Company and each counterparty to address and minimize certain risks associated with our interest rate swap agreements. In order to limit our risk of non-performance by an individual counterparty under our interest rate swap agreements, our interest rate swap agreements are spread among various counterparties. As of December 31, 2011, the largest aggregate notional amount in effect at any single point in time with an individual counterparty was $375 million. If one or more of our counterparties fail to perform under our interest rate swap agreements, we may incur higher costs associated with our variable rate LIBOR-based debt than the interest costs we originally anticipated.

As of December 31, 2011, our interest rate swap agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values, aggregating a liability balance of approximately $33.0 million with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive loss in total equity. Balances in accumulated other comprehensive loss are recognized in the period during which the forecasted hedge transactions affect earnings. We have not posted any collateral related to our interest rate swap agreements. For the years ended December 31, 2011, 2010, and 2009, approximately $21.5 million, $30.5 million, and $38.9 million, respectively, was reclassified from accumulated other comprehensive income to interest expense as an increase to interest expense. During the next 12 months, we expect to reclassify approximately $19.1 million from accumulated other comprehensive loss to interest expense as an increase to interest expense.

OTHER RESOURCES AND LIQUIDITY REQUIREMENTS Under our current shelf registration statement filed with the SEC, we may offer common stock, preferred stock, debt, and other securities. These securities may be issued from time to time at our discretion based on our needs and market conditions, including, as necessary, to balance our use of incremental debt capital.

In May 2011, we sold 6,250,651 shares of our common stock in a follow-on offering (including 750,651 shares issued upon partial exercise of the underwriters' over-allotment option). The shares were issued at a price of $75.50 per share, resulting in aggregate proceeds of approximately $451.5 million (after deducting underwriters' discounts and other offering costs).

In September 2010, we sold 5,175,000 shares of our common stock in a follow-on offering (including 675,000 shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $69.25 per share, resulting in aggregate proceeds of approximately $342.3 million (after deducting underwriters' discounts and other offering costs).

We hold interests, together with certain third parties, in companies that we consolidate in our financial statements. These third parties may contribute equity into these entities primarily related to their share of funds for construction and financing-related activities.

EXPOSURE TO ENVIRONMENTAL LIABILITIES In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at substantially all of our properties.

INFLATION As of December 31, 2011, approximately 95% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3.0% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our cash flow or earnings from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured line of credit and unsecured bank term loans.

Non-GAAP Measures

FUNDS FROM OPERATIONS GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We calculate FFO as net income (computed in accordance with GAAP), excluding gains from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The primary reconciling item between GAAP net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders and FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders is depreciation and amortization expense. Our FFO may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the GAAP financial measure most directly comparable to FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	2009
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$101,973**	$105,941	$104,974
Add:			
Depreciation and amortization[1]	**158,026**	126,640	118,508
Net income attributable to noncontrolling interests	**3,975**	3,729	7,047
Net income attributable to unvested restricted stock awards	**1,088**	995	1,270
Subtract:			
Gain on sales of property	**(46)**	(59,466)	(2,627)
FFO attributable to noncontrolling interests	**(3,970)**	(4,226)	(3,843)
FFO attributable to unvested restricted stock awards	**(2,432)**	(1,608)	(2,694)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**258,614**	172,005	222,635
Effect of assumed conversion and dilutive securities:			
Assumed conversion of 8.00% Unsecured Convertible Notes	**21**	7,781	11,943
Amounts attributable to unvested restricted stock awards	**-**	(22)	118
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders assuming effect of assumed conversion and dilutive securities	**$258,635**	$179,764	$234,696

(1) Includes depreciation and amortization classified in discontinued operations related to assets "held for sale" (for the periods prior to when such assets were designated as "held for sale").

ADJUSTED FUNDS FROM OPERATIONS Adjusted funds from operations ("AFFO") is a non-GAAP financial measure we believe is a useful supplemental measure of our performance. We compute AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders by adding to or deducting from FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders (1) major and recurring capital expenditures required to maintain and re-tenant our properties; (2) second-generation tenant improvements and leasing costs on re-tenanted and renewal space (excludes redevelopment expenditures); (3) capitalized income from development projects; (4) gains or losses on early extinguishment of debt; (5) amortization of loan fees, debt premiums/discounts, and acquired above and below market leases; (6) effects of deferred rent/straight-line rent and deferred rent/straight-line rent on ground leases; (7) non-cash compensation expense related to restricted stock awards; and (8) other non-cash income or charges, including impairment charges. AFFO is not intended to represent cash flow for the period, and is only intended to provide an additional measure of performance. We believe that net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders is the most directly comparable GAAP financial measure to AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders. Other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the GAAP financial measure most directly comparable to AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	2009
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$101,973**	$105,941	$104,974
Cumulative adjustments to calculate FFO (1)	**156,641**	66,064	117,661
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**258,614**	172,005	222,635
Add/(deduct):			
Major and recurring capital expenditures (2)	**(2,531)**	(1,332)	(1,934)
Tenant improvements and leasing costs (2)	**(10,600)**	(6,725)	(4,738)
Amortization of loan fees	**9,300**	7,892	7,958
Amortization of debt premiums/discounts	**3,819**	9,999	10,788
Amortization of acquired above and below market leases	**(9,332)**	(7,868)	(9,448)
Deferred rent/straight-line rent	**(26,797)**	(22,832)	(14,379)
Stock compensation	**11,755**	10,816	14,051
Capitalized income from development projects	**3,973**	5,688	6,498
Deferred rent/straight-line rent on ground leases	**4,704**	5,337	5,566
Loss on early extinguishment of debt	**6,485**	45,168	(11,254)
Impairment of real estate	**994**	–	–
Allocation to unvested restricted stock awards	**74**	(424)	(37)
AFFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$250,458**	$217,724	$225,706

(1) See reconciling items for FFO presented under "Funds from operations."
(2) Excludes expenditures, tenant improvements, and leasing costs that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopment before re-tenanting.

ADJUSTED EBITDA EBITDA represents earnings before interest, taxes, depreciation, and amortization ("EBITDA"), a non-GAAP financial measure, and is used as a supplemental measure of operating performance. Adjusted EBITDA ("Adjusted EBITDA") is calculated as EBITDA excluding impairments, gains or losses from sales of real estate, gains or losses on early extinguishment of debt, and net stock compensation expenses. We use EBITDA and Adjusted EBITDA as supplemental measures of our performance. We believe Adjusted EBITDA provides investors relevant and useful information because it permits investors to view income from our operations on an unleveraged basis before the effects of taxes, non-cash depreciation and amortization, impairments, gains or losses from sales of real estate, gains or losses on early extinguishment of debt, and net stock compensation expenses. By excluding interest expense, EBITDA and Adjusted EBITDA allow investors to measure our performance independent of our capital structure and indebtedness and, therefore, allow for a more meaningful comparison of our performance to that of other companies, both in the real estate industry and in other industries. EBITDA and Adjusted EBITDA have limitations as measures of our performance. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do not represent net income or cash flow from operations as defined by GAAP, and they should not be considered as alternatives to those indicators in evaluating performance or liquidity. Further, our computation of EBITDA and Adjusted EBITDA may not be comparable to similar measures reported by other companies.

The following table presents a reconciliation of net income, the GAAP financial measure most directly comparable to EBITDA and Adjusted EBITDA for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	**2011**	2010	2009
Net income	**$135,393**	$139,022	$141,648
Interest expense – continuing operations	**63,407**	69,509	82,111
Interest expense – discontinued operations	**36**	133	162
Depreciation and amortization – continuing operations	**157,526**	126,033	117,246
Depreciation and amortization – discontinued operations	**500**	607	1,262
EBITDA	**356,862**	335,304	342,429
Stock compensation expense	**11,755**	10,816	14,051
Loss (gain) on early extinguishment of debt	**6,485**	45,168	(11,254)
Gain on sales of property	**(46)**	(59,466)	(2,627)
Impairment of real estate	**994**	–	–
Adjusted EBITDA	**$376,050**	$331,822	$342,599

FIXED CHARGE COVERAGE RATIO The fixed charge coverage ratio is useful to investors as a supplemental measure of the Company's ability to satisfy fixed financing obligations and dividends on preferred stock. Cash interest is equal to interest expense calculated in accordance with GAAP, plus capitalized interest, less amortization of loan fees, and amortization of debt premiums/discounts.

The following table presents a reconciliation of interest expense, the GAAP financial measure most directly comparable to cash interest and fixed charges for the years ended December 31, 2011 and 2010 (dollars in thousands):

YEAR ENDED DECEMBER 31,	**2011**	2010
Interest expense – continuing operations	**$ 63,407**	$ 69,509
Interest expense – discontinued operations	**36**	133
Add: capitalized interest	**61,056**	72,835
Less: amortization of loan fees	**(9,300)**	(7,892)
Less: amortization of debt premium/discounts	**(3,819)**	(9,999)
Cash interest	**111,380**	124,586
Dividends on preferred stock	**28,357**	28,357
Fixed charges	**$139,737**	$152,943
Adjusted EBITDA	**$376,050**	$331,822
Fixed charge coverage ratio	**2.7x**	2.2x

INTEREST COVERAGE RATIO Interest coverage ratio is the ratio of Adjusted EBITDA to cash interest. This ratio is useful to investors as an indicator of our ability to service our cash interest obligations.

The following table summarizes the calculation of the interest coverage ratio for the years ended December 31, 2011 and 2010 (dollars in thousands):

AS OF DECEMBER 31,	2011	2010
Interest expense – continuing operations	$ 63,407	$ 69,509
Interest expense – discontinued operations	36	133
Add: capitalized interest	61,056	72,835
Less: amortization of loan fees	(9,300)	(7,892)
Less: amortization of debt premium/discounts	(3,819)	(9,999)
Cash interest	$111,380	$124,586
Adjusted EBITDA	$376,050	$331,822
Interest coverage ratio	3.4x	2.7x

NET DEBT TO ADJUSTED EBITDA Net debt to Adjusted EBITDA is a non-GAAP financial measure that we believe is useful to investors as a supplemental measure in evaluating our leverage. Net debt is equal to the sum of secured notes payable, unsecured line of credit, unsecured bank term loans, and unsecured convertible notes, less cash, cash equivalents, and restricted cash. See "Adjusted EBITDA" for further information on the calculation of Adjusted EBITDA.

The following table summarizes the calculation of net debt to Adjusted EBITDA as of December 31, 2011 and 2010 (dollars in thousands):

AS OF DECEMBER 31,	2011	2010
Secured notes payable	$ 724,305	$ 790,869
Unsecured line of credit	370,000	748,000
Unsecured bank term loans	1,600,000	750,000
Unsecured convertible notes	84,959	295,293
Less: cash and cash equivalents	(78,539)	(91,232)
Less: restricted cash	(23,332)	(28,354)
Net debt	$2,677,393	$2,464,576
Adjusted EBITDA	$ 376,050	$ 331,822
Net debt to Adjusted EBITDA	7.1x	7.4x

NET DEBT TO GROSS ASSETS Net debt to gross assets is a non-GAAP financial measure that we believe is useful to investors as a supplemental measure in evaluating our leverage. Net debt is calculated as described in "Net Debt to Adjusted EBITDA." Gross assets are equal to total assets plus accumulated depreciation, less cash, cash equivalents, and restricted cash.

The following table summarizes the calculation of net debt to gross assets as of December 31, 2011 and 2010 (dollars in thousands):

AS OF DECEMBER 31,	2011	2010
Total assets	$6,574,129	$5,905,861
Add: accumulated depreciation	742,535	616,007
Less: cash and cash equivalents	(78,539)	(91,232)
Less: restricted cash	(23,332)	(28,354)
Gross assets	$7,214,793	$6,402,282
Net debt	$2,677,393	$2,464,576
Net debt to gross assets	37%	39%

NET OPERATING INCOME See discussion of net operating income and reconciliation of net operating income to income from continuing operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations."

SAME PROPERTY NET OPERATING INCOME See discussion of Same Properties and reconciliation of net operating income to income from continuing operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations."

UNENCUMBERED NET OPERATING INCOME AS A PERCENTAGE OF TOTAL NET OPERATING INCOME Unencumbered net operating income as a percentage of total net operating income is a non-GAAP financial measure that we believe is useful to investors as an additional measure of our ability to service unsecured obligations, including our unsecured line of credit and unsecured bank term loans. Unencumbered net operating income represents net operating income derived from assets that are not subject to any mortgage, deed of trust, lien, or other security interest. See the reconciliation of net operating income to income from continuing operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations."

The following table summarizes unencumbered net operating income as a percentage of total net operating income for the years ended December 31, 2011 and 2010 (dollars in thousands):

YEAR ENDED DECEMBER 31,	2011	2010
Unencumbered net operating income	**$277,822**	$212,101
Encumbered net operating income	**126,994**	141,466
Total net operating income	**$404,816**	$353,567
Unencumbered net operating income as a percentage of total net operating income	**69%**	60%

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, equity prices, and foreign currency exchange rates.

INTEREST RATE RISK The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors, and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our interest rate swap agreements in effect on, December 31, 2011 and 2010, we estimate that a 1% increase in interest rates on our variable rate debt, including our unsecured line of credit and unsecured bank term loans, after considering the effect of our interest rate swap agreements, would decrease annual future earnings by approximately $3.4 million and $5.4 million, respectively. We further estimate that a 1% decrease in interest rates on our variable rate debt, including our unsecured line of credit and unsecured bank term loans, after considering the effect of our interest rate swap agreements in effect on December 31, 2011 and 2010, would increase annual future earnings by approximately $1.4 million and $5.4 million, respectively. A 1% increase in interest rates on our secured debt, unsecured convertible notes, and interest rate swap agreements would decrease their aggregate fair values by approximately $77.6 million and $49.5 million as of December 31, 2011 and 2010, respectively. A 1% decrease in interest rates on our secured debt, unsecured convertible notes, and interest rate swap agreements would increase their aggregate fair values by approximately $35.2 million and $44.4 million as of December 31, 2011 and 2010, respectively.

These amounts were determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2011 and 2010. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assume no changes in our capital structure.

EQUITY PRICE RISK We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, record them on our consolidated balance sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other-than-temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2011 and 2010, would decrease their fair values by approximately $9.6 million and $8.4 million, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK We have exposure to foreign currency exchange rate risk related to our subsidiaries operating in Canada and Asia. The functional currencies of our foreign subsidiaries are the respective local currencies. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and statements of income are included in accumulated other comprehensive income as a separate component of total equity. Gains or losses will be reflected in our statement of income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. Based on our operating assets outside the U.S. as of December 31, 2011, we estimate that a 10% increase in foreign currency rates relative to the U.S. dollar would increase annual future earnings by approximately $0.2 million. We further estimate that a 10% decrease in foreign currency rates relative to the U.S. dollar would decrease annual future earnings by approximately $0.2 million. This sensitivity analysis assumes a parallel shift of all foreign currency exchange rates with respect to the U.S. dollar; however, foreign currency exchange rates do not typically move in such a manner and actual results may differ materially.

Performance Graph

ALEXANDRIA REAL ESTATE EQUITIES, INC.

PERFORMANCE GRAPH
12/31/2006 - 12/31/2011



$125
100
75
50
25
2006
2007
2008
2009
2010
2011
— Alexandria Real Estate Equities, Inc.
— Russell 2000 Index
S&P 500 Index
FTSE NAREIT All Equity REIT Index
FTSE NAREIT Equity Office Index
SNL US REIT Office Index

This performance graph compares the cumulative total return on our common stock over the five-year period ending December 31, 2011, to the cumulative total return of the Russell 2000 Index, the S&P 500 Index, the All Equity REIT Index prepared by the FTSE and NAREIT ("FTSE NAREIT All Equity REIT Index"), the Equity Office Index prepared by the FTSE and NAREIT ("FTSE NAREIT Equity Office Index"), and the US REIT Office Index prepared by SNL Financial LC ("SNL US REIT Office Index"). The graph assumes that $100 was invested on December 31, 2006, in our common stock, the Russell 2000 Index, the S&P 500 Index, the FTSE NAREIT All Equity REIT Index, the FTSE NAREIT Equity Office Index, and the SNL US REIT Office Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.

DECEMBER 31,	2006	2007	2008	2009	2010	**2011**
Alexandria Real Estate Equities, Inc.	$100.00	$104.43	$64.33	$71.66	$ 83.46	**$ 80.69**
Russell 2000 Index	$100.00	$ 98.43	$65.18	$82.89	$105.14	**$100.75**
S&P 500 Index	$100.00	$105.49	$66.46	$84.05	$ 96.71	**$ 98.76**
FTSE NAREIT All Equity REIT Index	$100.00	$ 84.31	$52.50	$67.20	$ 85.98	**$ 93.10**
FTSE NAREIT Equity Office Index	$100.00	$ 81.04	$47.76	$64.74	$ 76.65	**$ 76.07**
SNL US REIT Office Index	$100.00	$ 79.53	$45.22	$61.98	$ 75.18	**$ 74.50**

Source: SNL Financial LC, Charlottesville, VA | © 2012 | www.snl.com

PERFORMANCE GRAPH
5/28/1997 - 12/31/2011



$900
800
700
600
500
400
300
200
100
0
1997
1999
2001
2003
2005
2007
2009
2011
— Alexandria Real Estate Equities, Inc.
FTSE NAREIT All Equity REIT Index
FTSE NAREIT Equity Office Index
SNL US REIT Office Index
— Russell 2000 Index
S&P 500 Index

This performance graph compares the cumulative total return on our common stock since our initial public offering in May 1997 to December 31, 2011, to the cumulative total return of the FTSE NAREIT All Equity REIT Index, the FTSE NAREIT Equity Office Index, the SNL US REIT Office Index, the Russell 2000 Index, and the S&P 500 Index. The graph assumes that $100 was invested on May 28, 1997, in our common stock, the FTSE NAREIT All Equity REIT Index, the FTSE NAREIT Equity Office Index, the SNL US REIT Office Index, the Russell 2000 Index, and the S&P 500 Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.

	MAY 28,	DECEMBER 31,					
	1997	1999	2001	2003	2005	2007	2009	**2011**
Alexandria Real Estate Equities, Inc.	$100.00	$183.39	$258.34	$403.13	$604.29	$811.14	$556.65	**$626.76**
FTSE NAREIT All Equity REIT Index	$100.00	$ 90.94	$130.92	$186.40	$275.09	$313.24	$249.66	**$345.90**
FTSE NAREIT Equity Office Index	$100.00	$115.19	$166.40	$208.96	$291.38	$342.92	$273.93	**$321.89**
SNL US REIT Office Index	$100.00	$108.00	$154.26	$197.24	$271.14	$309.90	$241.53	**$290.31**
Russell 2000 Index	$100.00	$138.33	$137.49	$160.99	$199.17	$232.06	$195.40	**$237.53**
S&P 500 Index	$100.00	$179.57	$143.82	$144.17	$167.71	$204.87	$163.23	**$191.78**

Source: SNL Financial LC, Charlottesville, VA | © 2012 | www.snl.com

The performance graphs shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall the information in the graphs be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates the graphs by reference into a filing.

Management's Annual Report on Internal Control over Financial Reporting

ALEXANDRIA REAL ESTATE EQUITIES, INC.

The management of Alexandria Real Estate Equities, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in "Internal Control – Integrated Framework." Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

ALEXANDRIA REAL ESTATE EQUITIES, INC.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC. We have audited Alexandria Real Estate Equities, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Alexandria Real Estate Equities, Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Alexandria Real Estate Equities, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2011, and December 31, 2010, and the related consolidated statements of income, change in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 21, 2012, expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
February 21, 2012

Report of Independent Registered Public Accounting Firm

ALEXANDRIA REAL ESTATE EQUITIES, INC.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC. We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2012, expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
February 21, 2012

Consolidated Balance Sheets

ALEXANDRIA REAL ESTATE EQUITIES, INC.

DECEMBER 31, (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)	2011	2010
Assets		
Investments in real estate	$6,750,975	$6,060,821
Less: accumulated depreciation	(742,535)	(616,007)
Investments in real estate, net	6,008,440	5,444,814
Cash and cash equivalents	78,539	91,232
Restricted cash	23,332	28,354
Tenant receivables	7,480	5,492
Deferred rent receivable	142,097	116,849
Deferred leasing and financing costs, net	135,550	89,046
Investments	95,777	83,899
Other assets	82,914	46,175
Total assets	$6,574,129	$5,905,861
Liabilities, Noncontrolling Interests, and Equity		
Secured notes payable	$ 724,305	$ 790,869
Unsecured line of credit	370,000	748,000
Unsecured bank term loans	1,600,000	750,000
Unsecured convertible notes	84,959	295,293
Accounts payable, accrued expenses, and tenant security deposits	325,393	304,257
Dividends payable	36,579	31,114
Total liabilities	3,141,236	2,919,533
Commitments and contingencies		
Redeemable noncontrolling interests	16,034	15,920
Alexandria Real Estate Equities, Inc.'s stockholders' equity:		
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding as of December 31, 2011 and 2010; $25 liquidation value per share	129,638	129,638
7.00% Series D cumulative convertible preferred stock, $0.01 par value per share, 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2011 and 2010; $25 liquidation value per share	250,000	250,000
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 61,560,472 and 54,966,925 shares issued and outstanding as of December 31, 2011 and 2010, respectively	616	550
Additional paid-in capital	3,028,558	2,566,238
Retained earnings	–	734
Accumulated other comprehensive loss	(34,511)	(18,335)
Alexandria Real Estate Equities, Inc.'s stockholders' equity	3,374,301	2,928,825
Noncontrolling interests	42,558	41,583
Total equity	3,416,859	2,970,408
Total liabilities, noncontrolling interests, and equity	$6,574,129	$5,905,861

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

ALEXANDRIA REAL ESTATE EQUITIES, INC.

YEAR ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)	2011	2010	2009
Revenues			
Rental	**$431,359**	$367,184	$366,731
Tenant recoveries	**136,322**	113,351	102,968
Other income	**5,762**	5,213	11,854
Total revenues	**573,443**	485,748	481,553
Expenses			
Rental operations	**168,627**	132,181	122,138
General and administrative	**41,163**	34,383	36,296
Interest	**63,407**	69,509	82,111
Depreciation and amortization	**157,526**	126,033	117,246
Total expenses	**430,723**	362,106	357,791
Income from continuing operations before loss on early extinguishment of debt	**142,720**	123,642	123,762
(Loss) gain on early extinguishment of debt	**(6,485)**	(45,168)	11,254
Income from continuing operations	**136,235**	78,474	135,016
(Loss) income from discontinued operations, net	**(888)**	1,106	6,632
Gain on sales of land parcels	**46**	59,442	–
Net income	**135,393**	139,022	141,648
Net income attributable to noncontrolling interests	**3,975**	3,729	7,047
Dividends on preferred stock	**28,357**	28,357	28,357
Net income attributable to unvested restricted stock awards	**1,088**	995	1,270
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$101,973**	$105,941	$104,974
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic			
Continuing operations	**$ 1.75**	$ 2.17	$ 2.55
Discontinued operations, net	**(0.02)**	0.02	0.17
Earnings per share – basic	**$ 1.73**	$ 2.19	$ 2.72
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted			
Continuing operations	**$ 1.75**	$ 2.17	$ 2.55
Discontinued operations, net	**(0.02)**	0.02	0.17
Earnings per share – diluted	**$ 1.73**	$ 2.19	$ 2.72

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests

ALEXANDRIA REAL ESTATE EQUITIES, INC.

	ALEXANDRIA REAL ESTATE EQUITIES, INC.'S STOCKHOLDERS' EQUITY				
(DOLLARS IN THOUSANDS)	SERIES C PREFERRED STOCK	SERIES D CONVERTIBLE PREFERRED STOCK	NUMBER OF COMMON SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL
Balance as of December 31, 2008	$129,638	$250,000	31,899,037	$319	$1,407,294
Net income	–	–	–	–	–
Unrealized gain on marketable securities	–	–	–	–	–
Unrealized gain (loss) on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of noncontrolling interests	–	–	–	–	–
Issuance of common stock, net of offering costs	–	–	11,600,000	116	488,047
Issuances pursuant to stock plan	–	–	347,013	3	25,786
Equity component related to unsecured convertible notes (see Note 6)	–	–	–	–	25,924
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
Earnings in excess of distributions	–	–	–	–	30,011
Balance as of December 31, 2009	$129,638	$250,000	43,846,050	$438	$1,977,062
Net income	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–
Unrealized gain on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of redeemable noncontrolling interests	–	–	–	–	(179)
Deconsolidation of investment in real estate entity	–	–	–	–	–
Exchange of 8.00% Unsecured Convertible Notes	–	–	5,620,256	56	196,100
Issuance of common stock, net of offering costs	–	–	5,175,000	52	342,290
Issuances pursuant to stock plan	–	–	325,619	4	22,065
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
Earnings in excess of distributions	–	–	–	–	28,900
Balance as of December 31, 2010	$129,638	$250,000	54,966,925	$550	$2,566,238

The accompanying notes are an integral part of these consolidated financial statements.

RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	NONCONTROLLING INTERESTS	TOTAL EQUITY	REDEEMABLE NONCONTROLLING INTERESTS	COMPREHENSIVE INCOME
$ –	$(87,241)	$41,090	$1,741,100	$33,963	
134,601	–	2,299	136,900	4,748	$141,648
–	1,620	–	1,620	–	1,620
–	30,499	–	30,499	(80)	30,419
–	21,392	(9)	21,383	–	21,383
					195,070
					6,958
					$188,112
–	–	300	300	5,255	
–	–	(2,450)	(2,450)	(1,393)	
–	–	–	–	(1,052)	
–	–	–	488,163	–	
–	–	–	25,789	–	
–	–	–	25,924	–	
(28,357)	–	–	(28,357)	–	
(76,233)	–	–	(76,233)	–	
(30,011)	–	–	–	–	
$ –	$(33,730)	$41,230	$2,364,638	$41,441	
135,293	–	2,501	137,794	1,228	$139,022
–	(1,123)	–	(1,123)	–	(1,123)
–	5,236	–	5,236	80	5,316
–	11,282	24	11,306	–	11,306
					154,521
					3,833
					$150,688
–	–	723	723	674	
–	–	(2,895)	(2,895)	(1,331)	
–	–	–	(179)	(2,167)	
–	–	–	–	(24,005)	
–	–	–	196,156	–	
–	–	–	342,342	–	
–	–	–	22,069	–	
(28,357)	–	–	(28,357)	–	
(77,302)	–	–	(77,302)	–	
(28,900)	–	–	–	–	
$ 734	$(18,335)	$41,583	$2,970,408	$15,920	

Consolidated Statements of Changes in Stockholders' Equity and Noncontrolling Interests (continued)

ALEXANDRIA REAL ESTATE EQUITIES, INC.

	ALEXANDRIA REAL ESTATE EQUITIES, INC.'S STOCKHOLDERS' EQUITY				
(DOLLARS IN THOUSANDS)	SERIES C PREFERRED STOCK	SERIES D CONVERTIBLE PREFERRED STOCK	NUMBER OF COMMON SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL
Balance as of December 31, 2010 (continued)	$129,638	$250,000	54,966,925	$550	$2,566,238
Net income	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–
Unrealized gain on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Equity component related to repurchase of unsecured convertible notes (see Note 6)	–	–	–	–	(2,981)
Issuance of common stock, net of offering costs	–	–	6,250,651	63	451,476
Issuances pursuant to stock plan	–	–	342,896	3	22,383
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
Distributions in excess of earnings	–	–	–	–	(8,558)
Balance as of December 31, 2011	$129,638	$250,000	61,560,472	$616	$3,028,558

The accompanying notes are an integral part of these consolidated financial statements.

	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	NONCONTROLLING INTERESTS	TOTAL EQUITY	REDEEMABLE NONCONTROLLING INTERESTS	COMPREHENSIVE INCOME
	$ 734	$(18,335)	$41,583	$2,970,408	$15,920	
	131,418	–	2,657	134,075	1,318	$135,393
	–	(2,323)	–	(2,323)	–	(2,323)
	–	11,827	–	11,827	–	11,827
	–	(25,680)	25	(25,655)	50	(25,605)
						119,292
						4,050
						$115,242
	–	–	1,000	1,000	9	
	–	–	(2,707)	(2,707)	(1,263)	
	–	–	–	(2,981)	–	
	–	–	–	451,539	–	
	–	–	–	22,386	–	
	(28,357)	–	–	(28,357)	–	
	(112,353)	–	–	(112,353)	–	
	8,558	–	–	–	–	
	$ –	$(34,511)	$42,558	$3,416,859	$16,034	

Consolidated Statements of Cash Flows

ALEXANDRIA REAL ESTATE EQUITIES, INC.

YEAR ENDED DECEMBER 31, (IN THOUSANDS)	2011	2010	2009
Operating Activities			
Net income	**$ 135,393**	$ 139,022	$ 141,648
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**158,026**	126,640	118,508
Loss (gain) on early extinguishment of debt	**6,485**	45,168	(11,254)
Amortization of loan fees and costs	**9,300**	7,892	7,958
Amortization of debt premiums/discounts	**3,819**	9,999	10,788
Amortization of acquired above and below market leases	**(9,332)**	(7,868)	(9,448)
Deferred rent	**(26,797)**	(22,832)	(14,379)
Stock compensation expense	**11,755**	10,816	14,051
Equity in income related to investments	**–**	(48)	(39)
Gain on sales of investments	**(4,846)**	(2,302)	(3,442)
Loss on sales of investments	**1,795**	722	1,342
Gain on sales of land parcels	**(46)**	(59,442)	–
Gain on sales of real estate	**–**	(24)	(2,627)
Non-cash impairment on real estate	**994**	–	–
Changes in operating assets and liabilities:			
Restricted cash	**(465)**	1,679	(1,733)
Tenant receivables	**(2,359)**	(1,301)	2,551
Deferred leasing costs	**(56,226)**	(27,577)	(36,831)
Other assets	**(22,359)**	(1,839)	14,717
Accounts payable, accrued expenses, and tenant security deposits	**41,823**	8,720	(24,856)
Net cash provided by operating activities	**246,960**	227,425	206,954
Investing Activities			
Additions to properties	**(430,038)**	(423,930)	(443,085)
Purchase of properties	**(305,030)**	(301,709)	–
Proceeds from sales of properties	**20,078**	275,979	18,021
Change in restricted cash related to construction projects	**(2,183)**	18,178	25,760
Contributions to unconsolidated real estate entity	**(5,256)**	(3,016)	–
Transfer of cash to unconsolidated real estate entity upon deconsolidation	**–**	(154)	–
Additions to investments	**(27,999)**	(15,226)	(12,895)
Proceeds from investments	**16,849**	4,714	5,633
Net cash used in investing activities	**$(733,579)**	$(445,164)	$(406,566)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

ALEXANDRIA REAL ESTATE EQUITIES, INC.

YEAR ENDED DECEMBER 31, (IN THOUSANDS)	2011	2010	2009
Financing Activities			
Proceeds from secured notes payable	$ –	$ –	$ 121,960
Principal reductions of secured notes payable	(66,849)	(129,938)	(266,875)
Principal borrowings from unsecured line of credit and unsecured bank term loans	2,756,000	854,000	696,000
Repayments of borrowings from unsecured line of credit	(2,284,000)	(582,000)	(895,000)
Proceeds from issuance of unsecured convertible notes	–	–	232,950
Payment on exchange of 8.00% Unsecured Convertible Notes	–	(43,528)	–
Repurchase of unsecured convertible notes	(221,439)	(97,309)	(59,204)
Change in restricted cash related to financings	7,311	(1,853)	(3,222)
Deferred financing costs paid	(27,316)	(5,273)	(5,085)
Proceeds from issuance of common stock	451,539	342,342	488,163
Proceeds from exercise of stock options	2,117	2,877	3,017
Dividends paid on common stock	(106,889)	(67,874)	(86,652)
Dividends paid on preferred stock	(28,357)	(28,357)	(28,357)
Contributions by redeemable noncontrolling interests	9	674	5,255
Distributions to redeemable noncontrolling interests	(1,263)	(1,331)	(1,393)
Redemption of redeemable noncontrolling interests	–	(2,346)	(1,052)
Contributions by noncontrolling interests	1,000	723	300
Distributions to noncontrolling interests	(2,707)	(2,895)	(2,450)
Net cash provided by financing activities	479,156	237,912	198,355
Effect of exchange rate changes on cash and cash equivalents	(5,230)	431	724
Net (decrease) increase in cash and cash equivalents	(12,693)	20,604	(533)
Cash and cash equivalents at beginning of period	91,232	70,628	71,161
Cash and cash equivalents at end of period	$ 78,539	$ 91,232	$ 70,628
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest, net of interest capitalized	$ 52,324	$ 57,198	$ 63,247

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

ALEXANDRIA REAL ESTATE EQUITIES, INC.

NOTE 1.

Background

References to the "Company," "we," "our," and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc., Landlord of Choice to the Life Science Industry®, is the largest owner, preeminent real estate investment trust ("REIT"), and leading life science real estate company focused principally on science-driven cluster development through the ownership, operation, management, and selective acquisition, development, and redevelopment of properties containing life science laboratory space. We are the leading provider of high-quality, environmentally sustainable real estate, technical infrastructure, and services to the broad and diverse life science industry. Client tenants include institutional (universities and independent non-profit institutions), pharmaceutical, biotechnology, product and service entities, clean technology, medical device, and government agencies. Our operating platform is based on the principle of "clustering," with assets and operations located adjacent to life science entities, driving growth and technological advances within each cluster. Our asset base contains 173 properties consisting of the following as of December 31, 2011:

	RENTABLE SQUARE FEET
Operating properties	13,567,997
Development properties	818,020
Redevelopment properties	919,857
Total	15,305,874

As of December 31, 2011, approximately 95% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area expenses, and other operating expenses (including increases thereto) in addition to base rent. Additionally, approximately 92% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures. Approximately 94% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or based on a consumer price index or another index. Any references to the number of buildings, square footage, number of leases, occupancy, and annualized base rent percentages in the notes to consolidated financial statements are unaudited.

NOTE 2.

Basis of Presentation and Summary of Significant Accounting Policies

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in companies that we consolidate in our financial statements. We consolidate the companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing.

USE OF ESTIMATES The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

OPERATING SEGMENT We are engaged in the business of providing laboratory space for lease to the life science industry. Our properties are similar in that they provide space for lease to the life science industry, consist of laboratory improvements that are generic and reusable for the life science industry, are located in key life science cluster markets, and have similar economic characteristics. Our chief operating decision maker reviews financial information for our entire consolidated operations when making decisions on how to allocate resources and in assessing our operating performance. The financial information disclosed herein represents all of the financial information related to our principal operating segment.

INTERNATIONAL OPERATIONS The functional currency for our subsidiaries operating in the United States is the United States dollar. We have five operating properties in Canada, and construction projects in China and India. The functional currencies for our foreign subsidiaries are the local currencies in each respective country. The assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the periods presented. Gains or losses resulting from the translation are included in accumulated other comprehensive loss as a separate component of total equity.

The appropriate amounts of foreign exchange rate gains or losses included in accumulated other comprehensive loss will be reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, CONSTRUCTION IN PROGRESS, AND DISCONTINUED OPERATIONS We recognize assets acquired (including the intangible value to above or below market leases, acquired in-place leases, tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interest in an acquired entity at their fair value as of the acquisition date. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100%

interest when the acquisition constitutes a change in control of the acquired entity. In addition, acquisition-related costs and restructuring costs are expensed as incurred.

The values allocated to land improvements, tenant improvements, equipment, buildings, and building improvements are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the respective lease term for tenant improvements, the estimated useful life for equipment, and the shorter of the term of the respective ground lease and up to 40 years for buildings and building improvements. The values of acquired above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of acquired above and below market leases are included in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases.

We are required to capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the acquisition, development, redevelopment, or construction of a project. Capitalization of development, redevelopment, and construction costs is required while activities are ongoing to prepare an asset for its intended use. Fluctuations in our development, redevelopment, and construction activities could result in significant changes to total expenses and net income. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance and demolition are expensed as incurred.

A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale"; its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income; and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. Depreciation of assets ceases upon designation of a property as "held for sale."

Long-lived assets to be held and used, including our rental properties, land held for future development, construction in progress, and intangibles, are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators for long-lived assets to be held and used, including our rental properties, land held for future development, and construction in progress, are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends, and market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

We use a "held for sale" impairment model for our properties classified as "held for sale." The "held for sale" impairment model is different from the held and used impairment model. Under the "held for sale" impairment model, an impairment loss is recognized if the carrying amount of the long-lived asset classified as "held for sale" exceeds its fair value less cost to sell.

VARIABLE INTEREST ENTITY We consolidate a variable interest entity ("VIE") if it is determined that we are the primary beneficiary, an evaluation that we perform on an ongoing basis. A VIE is broadly defined as an entity in which either (1) the equity investors as a group, if any, do not have a controlling financial interest, or (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We use qualitative analyses when determining whether or not we are the primary beneficiary of a VIE. Factors considered include, but are not limited to, the purpose and design of the VIE, risks that the VIE was designed to create and pass through, the form of our ownership interest, our representation on the entity's governing body, the size and seniority of our investment, our ability to participate in policy-making decisions, and the rights of the other investors to participate in the decision-making process and to replace us as manager and/or liquidate the venture, if applicable. Our ability to correctly assess our influence or control over an entity at the inception of our involvement with the entity or upon reevaluation of the entity's continuing status as a VIE and determine the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements.

CASH AND CASH EQUIVALENTS We consider all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks in accounts that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. We have not experienced any losses to date on our invested cash.

RESTRICTED CASH Restricted cash primarily consists of funds held in trust under the terms of our secured bank loans, funds held in escrow related to our capital expenditures, and funds held for various other deposits.

INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of comprehensive income. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains included in other income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entity's operating and financial policies. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%. As of December 31, 2011 and 2010, our ownership percentage in the voting stock of each individual entity was less than 10%.

Individual investments are evaluated for impairment when changes in conditions exist that may indicate an impairment. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate the investment's fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities.

LEASING COSTS Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed.

LOAN FEES AND COSTS Fees and costs incurred in obtaining long-term financing are capitalized. Capitalized amounts are amortized over the term of the related loan, and the amortization is included in interest expense in the accompanying consolidated statements of income.

INTEREST RATE SWAP AGREEMENTS We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured bank term loans. We recognize our interest rate swap agreements as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the hedged exposure, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. We do not use derivatives for trading or speculative purposes, and currently all of our derivatives are designated as hedges. Our interest rate swap agreements are considered cash flow hedges because they are designated and qualify as hedges of the exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of our interest rate swap agreements that are designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income. The amount is subsequently reclassified into earnings in the period during which the hedged forecasted transactions affect earnings.

The fair value of each interest rate swap agreement is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair value of our interest rate swap agreements is determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate swap agreements.

RENTAL INCOME AND TENANT RECOVERIES Rental income from leases with scheduled rent increases, free rent, incentives, and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent receivable in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as deferred rent in accounts payable, accrued expenses, and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that result from the inability of our tenants to make payments required under the terms of their respective leases and for tenant recoveries due. We recognize additional bad debt expense in future periods if a tenant fails to make a contractual payment beyond any allowance. As of December 31, 2011 and 2010, we had no allowance for estimated losses.

INTEREST INCOME Interest income was approximately $852,000, $750,000, and $1,503,000 during the years ended December 31, 2011, 2010, and 2009, respectively, and was included in other income in the accompanying consolidated statements of income.

STOCK-BASED COMPENSATION EXPENSE We have historically issued two forms of stock-based compensation under our equity incentive plan: options to purchase common stock ("options") and restricted stock awards. We have not granted any options since 2002. We recognize all stock-based compensation in the consolidated statement of income based on the grant-date fair value. The fair value of restricted stock awards is recorded based on the market value of the common stock on the grant date and such cost is then recognized on a straight-line basis over the period during which the employee is required to provide services in exchange for the award (the vesting period). We are required to compute stock-based compensation based on awards that are ultimately expected to vest, and as a result, future forfeitures of awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No compensation cost is recognized for equity instruments that are forfeited or are anticipated to be forfeited.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In July 2011, the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") reissued a joint proposal for a new standard for lease accounting by both lessors and lessees, which was first issued in August 2010. The lease accounting proposal is anticipated to result in differences from existing GAAP. Leases would no longer be classified as operating or capital leases, and all leases would be recorded on balance sheets using a financing model, except for leases with terms of one year or less. Lessees would no longer recognize lease expense on a straight-line basis, and rent expense might be higher in earlier periods of the lease term. Reassessment of key considerations such as lease term or residual value guarantees would be required throughout the life of a lease. The Boards have tentatively decided that lessors should apply a single approach to all leases and recognize a lease receivable and a residual asset for each lease, except for leases of one year or less or leases of investment property carried at fair value. Certain lessors would be excluded from this accounting, including lessors meeting the definition of an investment property entity ("IPE") or investment company, and would recognize investment properties at fair value with changes in fair value recognized in the consolidated statements of income. No date has been proposed for the issuance of a final standard, and the effective date has not been determined. We anticipate that the adoption of the final standard may have a material impact on our consolidated financial statements.

In October 2011, the FASB proposed a new standard for entities that invest primarily in real estate properties and meet other criteria. An entity that qualifies as an IPE would measure real estate investment property at fair value, with changes in fair value reported in net income. The proposed definition of an IPE requires meeting specific criteria, including (1) substantially all of the entity's business activities are investing in real estate properties; (2) the express business purpose of the entity is to invest in real estate properties for total return, including capital appreciation; (3) ownership of the entity is represented by units of investment, in the form of equity or partnership interests, to which a portion of net assets are attributed; (4) there is significant pooling of funds of investors unrelated to the IPE's parent, if a parent exists; and (5) the entity provides financial results about activities to investors. The proposed definition of an IPE will likely evolve during the review of the proposed standard; therefore, it is unclear today if the Company will qualify as an IPE. If we do not meet the definition of an IPE, we may be required to evaluate whether we will be subject to investment company accounting rules. Investment companies are subject to fair value accounting and are expected to be excluded from the proposed lessor accounting described in the paragraph above. The proposal requires IPEs to recognize rental revenue when received or when receivable pursuant to the contractual terms of the lease, thereby eliminating rental revenue recognition on a straight-line basis. IPEs will not follow the proposed lessor accounting described in the paragraph above. The proposal requires an IPE to separately present on its financial statements (1) rental revenue from investment properties; (2) rental operating expenses from investment properties; (3) fair value of investment properties; and (4) debt related to investment properties. The FASB's proposal, if adopted, would represent a significant change from our current accounting model. No date has been proposed for the issuance of a final standard, and the effective date has not been determined. We anticipate that the adoption of the final standard may have a material impact on our consolidated financial statements.

In May 2011, the FASB issued an Accounting Standards Update ("ASU") to substantially converge the guidance in GAAP and IFRS on fair value measurements and disclosures. The ASU changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, Fair Value Measurement, including (1) the application of the concepts of highest and best use and valuation premise; (2) the introduction of an option to measure groups of offsetting assets and liabilities on a net basis; (3) the incorporation of certain premiums and discounts in fair value measurements; and (4) the measurement of the fair value of certain instruments classified in stockholders' equity. In addition, the ASU includes several new fair value disclosure requirements, such as information about valuation techniques and significant unobservable inputs used in fair value measurements and a narrative description of the fair value measurements' sensitivity to changes in significant unobservable inputs. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We will adopt the ASU in the first quarter of fiscal 2012. We anticipate that the adoption of the ASU may affect valuation methodologies; however, we do not expect the adoption of the final standard to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued an ASU to make presentation of items within other comprehensive income ("OCI") more prominent. Entities are required to present items of net income, items of OCI, and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. There no longer exists the option to present OCI in the statement of changes in stockholders' equity. In December 2011, the FASB decided to defer the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and OCI on the face of the financial statements. Reclassifications out of AOCI will be either presented on the face of the financial statement in which OCI is presented or disclosed in the notes to the financial statements. This deferral does not change the requirement to present items of net income, items of OCI, and total comprehensive income in either one continuous statement or two separate consecutive statements. The ASU is effective for public companies during the interim and annual periods, beginning after December 15, 2011. We will adopt the ASU in the first quarter of fiscal 2012. We anticipate the adoption of the ASU will not materially affect the presentation of our consolidated financial statements.

NOTE 3.

Investments in Real Estate, Net

Our investments in real estate, net, consisted of the following as of December 31, 2011 and 2010 (dollars in thousands):

	2011		2010	
DECEMBER 31,	BOOK VALUE	SQUARE FOOTAGE	BOOK VALUE	SQUARE FOOTAGE
Rental properties	**$5,112,759**	**13,567,997**	$4,546,769	12,429,758
Less: accumulated depreciation	**(742,535)**		(616,007)	
Rental properties, net	**4,370,224**		3,930,762	
Construction in progress ("CIP")/current value-added projects:				
Active development	**198,644**	**818,020**	134,758	475,818
Active redevelopment	**281,555**	**919,857**	248,651	755,463
Projects in India and China	**106,775**	**817,000**	98,327	973,000
Generic infrastructure/building improvement projects	**92,338**	**–**	–	–
	679,312	**2,554,877**	481,736	2,204,281
Land/future value-added projects:				
Land held for future development	**341,678**	**10,939,000**	431,838	8,328,000
Land undergoing preconstruction activities (additional CIP)[1]	**574,884**	**2,668,000**	563,800	3,014,000
	916,562	**13,607,000**	995,638	11,342,000
Investment in unconsolidated real estate entity	**42,342**	**414,000**	36,678	428,000
Investments in real estate, net[2]	**$6,008,440**	**30,143,874**	$5,444,814	26,404,039

(1) We generally will not commence ground-up development of any parcels undergoing preconstruction activities without first securing significant pre-leasing for such space. If vertical aboveground construction is not initiated at completion of preconstruction activities, the land parcel will be classified as land held for future development. The two largest projects included in preconstruction as of December 31, 2011, consisted of our 1.6 million developable square feet at Alexandria Center™ at Kendall Square in Cambridge, Massachusetts, and our 407,000 developable square foot site for the second tower at Alexandria Center™ for Life Science – New York City.

(2) In addition to assets included in our investments of real estate, net, we also hold options/rights for parcels supporting approximately 3.0 million developable square feet. These parcels consist of (a) a parcel supporting the future ground-up development of approximately 385,000 rentable square feet in Alexandria Center™ for Life Science – New York City related to an option under our ground lease; (b) the right to acquire land parcels supporting ground-up development of 636,000 rentable square feet in Edinburgh, Scotland; and (c) an option to increase our land use rights by up to approximately 2.0 million additional developable square feet in China.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, AND CONSTRUCTION IN PROGRESS As of December 31, 2011 and 2010, we had various projects classified as construction in progress, including development and redevelopment projects, projects in India and China, and land undergoing preconstruction activities. As of December 31, 2011 and 2010, we had 818,020 and 475,818 rentable square feet, respectively, undergoing active ground-up development consisting of vertical aboveground construction of life science properties. Additionally, as of December 31, 2011 and 2010, we had 919,857 and 755,463 rentable square feet, respectively, undergoing active redevelopment. We also had construction projects in India and China aggregating approximately 817,000 and 973,000 rentable square feet as of December 31, 2011 and 2010, respectively. We are required to capitalize project costs, indirect project costs, and interest during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction activity cease, interest would be expensed as incurred.

Additionally, as of December 31, 2011 and 2010, we had approximately $341.7 million and $431.8 million, respectively, of land held for future development, aggregating 10.9 million and 8.3 million rentable square feet, respectively. Land held for future development represents real estate we plan to develop in the future, but on which, as of each period presented, no construction activities were ongoing. As a result, interest, property taxes, insurance, and other costs are expensed as incurred. Additionally, as of December 31, 2011 and 2010, we had an aggregate of 2.7 million and 3.0 million rentable square feet, respectively, undergoing preconstruction activities (consisting of Building Information Modeling [BIM or 3-D virtual modeling], design development and construction drawings, sustainability and energy optimization review, budgeting, planning for future site and infrastructure work, and other activities prior to commencement of vertical construction of aboveground shell and core improvements) that are also classified as construction in progress. Our objective with preconstruction is to reduce the time it takes to deliver projects to prospective tenants. Project costs are capitalized as a cost of the project during periods when activities necessary to prepare an asset for its intended use are in progress. We generally will not commence ground-up development of any parcels undergoing preconstruction activities without first securing significant pre-leasing for such space. If vertical aboveground construction is not initiated at completion of preconstruction activities, the land parcel will be classified as land held for future development. The two largest projects included in preconstruction consisted of our 1.6 million developable square feet at Alexandria Center™ at Kendall Square in Cambridge, Massachusetts, and our 407,000 developable square foot site for the second tower at Alexandria Center™ for Life Science – New York City.

Minimum lease payments to be received under the terms of the operating lease agreements, in effect as of December 31, 2011, are outlined in the table below (in thousands). These amounts exclude expense reimbursements.

YEAR	AMOUNT
2012	$ 370,344
2013	364,752
2014	342,160
2015	304,731
2016	279,586
Thereafter	1,319,210
Total	$2,980,783

The values of acquired above and below market leases, net of related amortization as of December 31, 2011 and 2010, were as follows (in thousands):

DECEMBER 31,	**2011**	2010
Value of acquired above and below market leases	**$ 55,599**	$ 55,599
Accumulated amortization	**(37,678)**	(28,333)
Value of acquired above and below market leases, net	**$ 17,921**	$ 27,266

For the years ended December 31, 2011, 2010, and 2009, we recognized a net increase in rental income of approximately $9.3 million, $7.9 million, and $9.4 million, respectively, related to the amortization of acquired above and below market leases. The weighted average amortization period of acquired above and below market leases was approximately 3.4 years as of December 31, 2011. The estimated annual amortization of the value of acquired above and below market leases for each of the five succeeding years is as follows (in thousands):

YEAR	AMOUNT
2012	$3,200
2013	3,316
2014	3,223
2015	3,011
2016	2,641

The values of our other identified intangible assets (primarily acquired in-place leases, net of related amortization) are included in other assets in the accompanying consolidated balance sheets. As of December 31, 2011 and 2010, these amounts were as follows (in thousands):

DECEMBER 31,	2011	2010
Value of acquired in-place leases	**$ 46,655**	$ 32,599
Accumulated amortization	**(25,072)**	(22,562)
Value of acquired in-place leases, net	**$ 21,583**	$ 10,037

Amortization for these intangible assets, included in depreciation and amortization expense in the accompanying consolidated statements of income, was approximately $3.4 million, $3.2 million, and $4.0 million, for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011, the estimated annual amortization expense for in-place leases is expected to be recognized over a weighted average period of approximately 10.0 years, and is as follows for each of the five succeeding years (in thousands):

YEAR	AMOUNT
2012	$2,863
2013	2,537
2014	2,238
2015	2,081
2016	1,879

INVESTMENT IN UNCONSOLIDATED REAL ESTATE ENTITY During the year ended December 31, 2007, we formed an entity with a development partner for the purpose of owning, developing, leasing, managing, and operating a development parcel supporting a future building aggregating 414,000 rentable square feet. The development parcel serves as collateral for a non-recourse secured loan due in March 2012 with an outstanding balance of $38.4 million as of December 31, 2011 and 2010. We also have an option to extend the maturity date to April 2013. During the year ended December 31, 2009, the entity entered into an interest rate cap agreement related to the secured note with a notional amount approximating $38.4 million effective May 15, 2009, and terminating on January 3, 2012. The agreement sets a ceiling on one-month LIBOR at 2.50% related to the secured note. As of December 31, 2011, our investment in the unconsolidated entity was approximately $42.3 million.

Our investment in the unconsolidated real estate entity is adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to this entity are allocated in accordance with the operating agreement. When circumstances indicate that there may have been a reduction in value of an equity investment, we evaluate the equity investment and any advances made for impairment by estimating our ability to recover our investment from future expected cash flows. If we determine that the loss in value is other than temporary, we recognize an impairment charge to reflect the equity investment and any advances made at fair value. As of December 31, 2011, there were no indications of a reduction in the value of our investment in the unconsolidated real estate entity.

NOTE 4.

Deferred Leasing and Financing Costs

The following table summarizes our deferred leasing and financing costs, net, as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	2011	2010
Deferred leasing costs	$ 229,196	$171,715
Accumulated amortization	(124,662)	(98,385)
Deferred leasing costs, net	$ 104,534	$ 73,330
Deferred financing costs	$ 82,097	$ 60,078
Accumulated amortization	(51,081)	(44,362)
Deferred financing costs, net	$ 31,016	$ 15,716

NOTE 5.

Investments

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. The following table summarizes our "available for sale" securities as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	2011	2010
Adjusted cost of "available for sale" securities	**$2,401**	$1,876
Gross unrealized gains	**4,206**	6,196
Gross unrealized losses	**(372)**	(39)
Fair value of "available for sale" securities	**$6,235**	$8,033

Investments in "available for sale" securities with gross unrealized losses as of December 31, 2011, had been in a continuous unrealized loss position for less than 12 months. We have the ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of our investment. We believe that these unrealized losses are temporary, and accordingly, we have not recognized an other-than-temporary impairment related to "available for sale" securities as of December 31, 2011.

The following table outlines our investment in privately held entities as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	2011	2010
Investments accounted for under the equity method	**$ 32**	$ 82
Investments accounted for under the cost method	**89,510**	75,784
Total investment in privately held entities	**$89,542**	$75,866

As of December 31, 2011 and 2010, there were no unrealized losses in our investments in privately held entities.

The following table outlines our net investment income, which is included in other income in the accompanying consolidated statements of income for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	2009
Equity in income related to equity method investments	**$ -**	$ 48	$ 39
Gross realized gains	**4,846**	2,302	3,442
Gross realized losses	**(1,795)**	(722)	(1,342)
Net investment income	**$ 3,051**	$1,628	$ 2,139
Amount reclassified from accumulated other comprehensive income to realized gains, net	**$ 2,561**	$1,415	$ 2,272

NOTE 6.

Secured and Unsecured Debt

The following tables summarize secured and unsecured debt as of December 31, 2011 (in thousands):

	SECURED NOTES PAYABLE			UNSECURED DEBT	
	OUR SHARE	NONCONTROLLING INTERESTS' SHARE	TOTAL CONSOLIDATED	LINE OF CREDIT AND BANK TERM LOANS	CONVERTIBLE NOTES
2012	$ 10,493	$ 364	$ 10,857	$ 250,000	$84,801
2013	51,869	384	52,253	–	–
2014	284,731	20,869	305,600	–	250
2015	7,171	–	7,171	370,000	–
2016	233,454	–	233,454	750,000	–
Thereafter	115,790	–	115,790	600,000	–
Subtotal	$703,508	$21,617	725,125	1,970,000	85,051
Unamortized discounts			(820)	–	(92)
Total			$724,305	$1,970,000	$84,959

	FIXED RATE/ HEDGED	FLOATING RATE	TOTAL	PERCENTAGE OF OUTSTANDING BALANCE	WEIGHTED AVERAGE INTEREST RATE AT END OF PERIOD (1)	WEIGHTED AVERAGE REMAINING TERM
Secured notes payable	$ 647,585	$ 76,720	$ 724,305	26.1%	5.77%	4.1 Years
Unsecured line of credit (2)	–	370,000	370,000	13.3	2.59	3.1 Years (3)
2012 Unsecured Bank Term Loan	250,000	–	250,000	9.0	5.63	0.8 Years (3)
2016 Unsecured Bank Term Loan	750,000	–	750,000	27.0	3.28	4.5 Years (3)
2017 Unsecured Bank Term Loan	450,000	150,000	600,000	21.6	1.93	5.1 Years (3)
Unsecured convertible notes	84,959	–	84,959	3.0	5.97	15.0 Days (4)
Total debt	$2,182,544	$596,720	$2,779,264	100.0%	3.84%	3.9 Years

(1) Represents the contractual interest rate as of the end of the period plus the impact of debt premiums/discounts and our interest rate swap agreements on our outstanding debt. The weighted average interest rate excludes bank fees and amortization of loan fees. See also Note 8, Interest Rate Swap Agreements. The weighted average interest rate related to outstanding borrowings for our unhedged floating rate debt is based upon one-month LIBOR. The interest rate resets periodically and will vary in future periods.

(2) Total commitments available for borrowing aggregate $1.5 billion under our unsecured line of credit. As of December 31, 2011, we had $1.1 billion available for borrowing under our unsecured line of credit.

(3) Our unsecured line of credit and unsecured bank term loans may be repaid prior to the maturity dates of these loans without a prepayment penalty. The maturity dates of these loans are as follows:

	STATED MATURITY DATE	EXTENSION OPTION	EXTENDED MATURITY DATE
Unsecured line of credit	January 2014	Two extensions of 6 months each	January 2015
2012 Unsecured Bank Term Loan	October 2012	N/A	October 2012
2016 Unsecured Bank Term Loan	June 2015	One year	June 2016
2017 Unsecured Bank Term Loan	January 2016	One year	January 2017

Each extension option shown above represents extensions at our sole election with delivery of notice to our lenders. Interest on outstanding borrowings under our unsecured line of credit or unsecured bank term loans are based upon our election of LIBOR for one, two, three, or six months plus an applicable margin.

(4) During January 2012, we repurchased approximately $83.8 million in principal amount of our 3.70% unsecured convertible notes ("3.70% Unsecured Convertible Notes") at par, pursuant to options exercised by holders thereof under the indenture governing the notes. Approximately $1.0 million of our 3.70% Unsecured Convertible Notes remained outstanding as of February 21, 2012.

SECURED NOTES PAYABLE Future principal payments due on secured notes payable as of December 31, 2011, were as follows (in thousands):

DESCRIPTION	MATURITY DATE	TYPE	STATED RATE	EFFECTIVE RATE (1)	AMOUNT
Other scheduled principal repayments/amortization					$ 10,857
2012 Total					$ 10,857
San Diego	3/1/13	Insurance Co.	6.21%	6.21%	$ 7,934
Suburban Washington, D.C.	9/1/13	CMBS	6.36	6.36	26,093
San Francisco	11/16/13	Other	6.14	6.14	7,527
Other scheduled principal repayments/amortization					10,699
2013 Total					$ 52,253
Suburban Washington, D.C.	4/20/14	Bank	2.29%	2.29%	$ 76,000
Greater Boston	4/1/14	Insurance Co.	5.26	5.59	208,685
San Diego	7/1/14	Bank	6.05	4.88	6,458
San Diego	11/1/14	Bank	5.39	4.00	7,495
Seattle	11/18/14	Other	5.90	5.90	240
Other scheduled principal repayments/amortization					6,722
2014 Total					$305,600
Other scheduled principal repayments/amortization					$ 7,171
2015 Total					$ 7,171
San Diego, San Francisco, and Greater Boston	1/1/16	CMBS	5.73%	5.73%	$ 75,501
Greater Boston and Greater NYC	4/1/16	CMBS	5.82	5.82	29,389
San Francisco	8/1/16	CMBS	6.35	6.35	126,715
Other scheduled principal repayments/amortization					1,849
2016 Total					$233,454
Thereafter					115,790
Subtotal					725,125
Unamortized discounts					(820)
Total					$ 724,305

(1) Represents the contractual interest rate as of the end of the period plus the impact of debt premiums/discounts. The effective rate excludes bank fees and amortization of loan fees.

UNSECURED LINE OF CREDIT AND UNSECURED BANK TERM LOANS The following tables summarize balances outstanding under our unsecured line of credit and unsecured bank term loans as of December 31, 2011 and 2010 (in thousands):

	DECEMBER 31, 2011			
	BALANCE	APPLICABLE MARGIN	INTEREST RATE (1)	MATURITY DATE
Unsecured line of credit	**$ 370,000**	**2.30%**	**2.59%**	**January 2015**
2012 Unsecured Bank Term Loan	**250,000**	**0.70%**	**5.63%**	**October 2012**
2016 Unsecured Bank Term Loan	**750,000**	**1.65%**	**3.28%**	**June 2016**
2017 Unsecured Bank Term Loan	**600,000**	**1.50%**	**1.93%**	**January 2017**
Total	**$1,970,000**			

	DECEMBER 31, 2010		
	BALANCE	APPLICABLE MARGIN	INTEREST RATE (1)
Unsecured line of credit	$ 748,000	1.00%	1.26%
2012 Unsecured Bank Term Loan	750,000	1.00%	4.41%
Total	$1,498,000		

(1) Represents the contractual interest rate as of the end of the period plus the impact of debt premiums/discounts. The interest rate excludes bank fees and amortization of loan fees.

UNSECURED CREDIT FACILITY In January 2011, we entered into a third amendment (the "Third Amendment") to our second amended and restated credit agreement dated October 31, 2006, as further amended on December 1, 2006, and May 2, 2007 (the "Prior Credit Agreement," and as amended by the Third Amendment, the "Amended Credit Agreement"), with Bank of America, N.A., as administrative agent, and certain lenders. The Third Amendment amended the Prior Credit Agreement to, among other things, increase the maximum permitted borrowings under the unsecured line of credit from $1.15 billion to $1.5 billion, plus a $750 million unsecured bank term loan (the "2012 Unsecured Bank Term Loan" and together with the unsecured line of credit, the "Unsecured Credit Facility") and provided an accordion option to increase commitments under the Unsecured Credit Facility by up to an additional $300 million. Borrowings under the Unsecured Credit Facility bear interest at LIBOR or the specified base rate, plus in either case, a margin specified in the Amended Credit Agreement (the "Applicable Margin"). The Applicable Margin for the LIBOR borrowings under the 2012 Unsecured Bank Term Loan was not amended in the Third Amendment.

Under the Third Amendment, the maturity date for the unsecured revolving credit facility will be January 2015, assuming we exercise our sole right under the amendment to extend this maturity date twice by an additional six months after each exercise. The maturity date for the 2012 Unsecured Bank Term Loan is October 2012. During 2011, we reduced the outstanding borrowings on the 2012 Unsecured Bank Term Loan from $750 million to $250 million. As a result of this early repayment, we recognized a loss on early extinguishment of debt of approximately $1.2 million related to the write-off of unamortized loan fees.

2016 UNSECURED BANK TERM LOAN In February 2011, we entered into a $250 million unsecured bank term loan. In June 2011, we amended this $250 million unsecured bank term loan (as amended, the "2016 Unsecured Bank Term Loan") to, among other things, increase the borrowings from $250 million to $750 million and to extend the maturity from January 2015 to June 2016, assuming we exercise our sole right to extend the maturity date by one year. Borrowings under the 2016 Unsecured Bank Term Loan bear interest at LIBOR, or the specified base rate, plus in either case, a margin specified in the amended unsecured bank term loan agreement. Under the 2016 Unsecured Bank Term Loan agreement, the financial covenants were not amended and are identical to the financial covenants required under our existing Unsecured Credit Facility. The 2016 Unsecured Bank Term Loan may be repaid at any date prior to maturity without a prepayment penalty. The net proceeds from this amendment were used to reduce outstanding borrowings on the 2012 Unsecured Bank Term Loan from $750 million to $250 million.

2017 UNSECURED BANK TERM LOAN In December 2011, we closed a new $600 million unsecured bank term loan (the "2017 Unsecured Bank Term Loan"), which matures in January 2017, assuming we exercise our sole right to extend the maturity date by one year. Borrowings under the 2017 Unsecured Bank Term Loan bear interest at LIBOR, or the specified base rate, plus in either case a margin specified in the unsecured bank term loan agreement. The 2017 Unsecured Bank Term Loan may be repaid at any date prior to maturity without a prepayment penalty. The net proceeds from this 2017 Unsecured Bank Term Loan were used to reduce outstanding borrowings on our unsecured line of credit.

The requirements of the key financial covenants under the Unsecured Credit Facility, the 2016 Unsecured Bank Term Loan, and the 2017 Unsecured Bank Term Loan are as follows:

COVENANT	REQUIREMENT
Leverage Ratio (1)	Less than or equal to 60.0%
Unsecured Leverage Ratio	Less than or equal to 60.0%
Fixed Charge Coverage Ratio	Greater than or equal to 1.5x
Unsecured Debt Yield	Greater than or equal to 12.00%
Minimum Book Value	Greater than or equal to the sum of $2.0 billion and 50% of the net proceeds of equity offerings after January 28, 2011
Secured Debt Ratio	Less than or equal to 40.0%

(1) The leverage ratio threshold under our 2017 Unsecured Bank Term Loan may increase from 60% to 65% for the quarter in which a material acquisition occurs and for each of the three quarters following such an event.

In addition, the terms of the agreements restrict, among other things, certain investments, indebtedness, distributions, mergers, developments, land, and borrowings available for developments, land, and encumbered and unencumbered assets. As of December 31, 2011, we were in compliance with all such covenants.

UNSECURED CONVERTIBLE NOTES The following tables summarize the balances, significant terms, and components of interest cost recognized (excluding amortization of loan fees and before the impact of capitalized interest) on our unsecured convertible notes (dollars in thousands):

	8.00% UNSECURED CONVERTIBLE NOTES		3.70% UNSECURED CONVERTIBLE NOTES	
DECEMBER 31,	**2011**	2010	**2011**	2010
Principal amount	**$ 250**	$ 250	**$84,801**	$301,934
Unamortized discount	**15**	20	**77**	6,871
Net carrying amount of liability component	**$ 235**	$ 230	**$84,724**	$295,063
Carrying amount of equity component	**$ 27**	$ 27	**$ 8,080**	$ 28,769
Number of shares on which the aggregate consideration to be delivered on conversion is determined	**6,087**	6,047	**N/A (1)**	N/A (1)
Issuance date	April 2009		January 2007	
Stated interest rate	8.00%		3.70%	
Effective interest rate	11.00%		5.96%	
Conversion rate per $1,000 principal value of unsecured convertible notes, as adjusted	24.3480		8.5207	

	8.00% UNSECURED CONVERTIBLE NOTES			3.70% UNSECURED CONVERTIBLE NOTES		
YEAR ENDED DECEMBER 31,	**2011**	2010	2009	**2011**	2010	2009
Contractual interest	**$20**	$ 8,806	$13,013	**$6,013**	$14,093	$15,108
Amortization of discount on liability component	**5**	2,081	2,912	**3,529**	7,914	7,907
Total interest cost	**$25**	$10,887	$15,925	**$9,542**	$22,007	$23,015

(1) Our 3.70% Unsecured Convertible Notes require that upon conversion, the entire principal amount is to be settled in cash, and any excess value above the principal amount, if applicable, is to be settled in shares of our common stock. Based on the December 31, 2011 and 2010, closing prices of our common stock of $68.97 and $73.26, respectively, and the conversion price of our 3.70% Unsecured Convertible Notes of $117.36 as of December 31, 2011 and 2010, the if-converted value of the notes did not exceed the principal amount as of December 31, 2011 or 2010, and accordingly, no shares of our common stock would have been issued if the notes were settled on December 31, 2011 or 2010.

8.00% UNSECURED CONVERTIBLE NOTES In April 2009, we completed a private offering of $240 million of 8.00% unsecured convertible notes ("8.00% Unsecured Convertible Notes"). The 8.00% Unsecured Convertible Notes had an initial conversion rate of approximately 24.1546 shares of common stock per $1,000 principal amount of the 8.00% Unsecured Convertible Notes, representing a conversion price of approximately $41.40 per share of our common stock. The conversion rate of the 8.00% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.35 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2011, the 8.00% Unsecured Convertible Notes had a conversion rate of approximately 24.3480 shares of common stock per $1,000 principal amount of the 8.00% Unsecured Convertible Notes, which is equivalent to a conversion price of approximately $41.07 per share of our common stock.

In June 2010, we completed an exchange of our 8.00% Unsecured Convertible Notes for shares of our common stock and cash (the "Exchange Offer"). The terms of the Exchange Offer included an offer price per $1,000 principal amount of our outstanding unsecured convertible notes of an equivalent number of common shares per bond allowed for under the holder conversion option, or 24.1546 shares, plus a cash premium of $180. Upon completion of the Exchange Offer, we retired approximately $232.7 million of our 8.00% Unsecured Convertible Notes (representing approximately 97% of the $240.0 million aggregate principal amount of our 8.00% Unsecured Convertible Notes outstanding prior to the Exchange Offer) in exchange for 5,620,256 shares of our common stock and cash payments of approximately $41.9 million. Additionally, we paid approximately $3.1 million in accrued and unpaid interest on the retired portion of our 8.00% Unsecured Convertible Notes to, but excluding, the settlement date.

Upon completion of the Exchange Offer, the total value of the consideration of the Exchange Offer was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $196.8 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate Equities, Inc.'s stockholders' equity. In connection with the Exchange Offer, we recognized a loss on early extinguishment of debt of approximately $41.5 million, including approximately $4.7 million in unamortized issuance costs. The loss was classified as loss on early extinguishment of debt on the accompanying consolidated income statements for the year ended December 31, 2010.

In July 2010, we repurchased, in a privately negotiated transaction, an additional $7.1 million of our 8.00% Unsecured Convertible Notes for an aggregate cash price of approximately $12.8 million (the "8.00% Repurchase"). Upon completion of the 8.00% Repurchase, the total value of the consideration of the 8.00% Repurchase was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $5.2 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate Equities, Inc.'s stockholders' equity. As a result of the 8.00% Repurchase, we recognized a loss on early extinguishment of debt of approximately $1.3 million, including approximately $140,000 in unamortized issuance costs. The loss was classified as loss on early extinguishment of debt on the accompanying consolidated income statements for the year ended December 31, 2010.

As of December 31, 2011, $250,000 principal amount of our 8.00% Unsecured Convertible Notes remained outstanding.

3.70% UNSECURED CONVERTIBLE NOTES In January 2007, we completed a private offering of $460 million of 3.70% Unsecured Convertible Notes. Prior to January 15, 2012, we will not have the right to redeem the 3.70% Unsecured Convertible Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the 3.70% Unsecured Convertible Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the 3.70% Unsecured Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase their notes, in whole or in part, on January 15, 2012, 2017, and 2022, for cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase all or a portion of their notes upon the occurrence of specified corporate transactions (each, a "Fundamental Change"), including a change in control, certain merger or consolidation transactions or the liquidation of the Company, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the Fundamental Change repurchase date.

At issuance, the 3.70% Unsecured Convertible Notes had an initial conversion rate of approximately 8.4774 shares of common stock per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, representing a conversion price of approximately $117.96 per share of our common stock. The conversion rate of the 3.70% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.74 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2011, the 3.70% Unsecured Convertible Notes had a conversion rate of approximately 8.5207 shares of common stock per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, which is equivalent to a conversion price of approximately $117.36 per share of our common stock.

Holders of the 3.70% Unsecured Convertible Notes may convert their notes into cash and, if applicable, shares of our common stock prior to the stated maturity of January 15, 2027, only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (the "3.70% Unsecured Convertible Note Measurement Period") in which the average trading price per $1,000 principal amount of 3.70% Unsecured Convertible Notes was equal to or less than 98% of the average conversion value of the 3.70% Unsecured Convertible Notes during the 3.70% Unsecured Convertible Note Measurement Period; (3) upon the occurrence of a Fundamental Change; (4) if we call the 3.70% Unsecured Convertible Notes for redemption; and (5) at any time from, and including, December 15, 2026, until the close of business on the business day immediately preceding January 15, 2027, or earlier redemption or repurchase.

In April 2009, we repurchased, in privately negotiated transactions, certain of our 3.70% Unsecured Convertible Notes aggregating approximately $75 million at an aggregate cash price of approximately $59.2 million. As a result of the repurchases, we recognized a gain on early extinguishment of debt of approximately $11.3 million, net of approximately $860,000 in unamortized issuance costs. The gain was classified as gain on early extinguishment of debt on the accompanying consolidated income statements for the year ended December 31, 2009.

In December 2010, we repurchased, in privately negotiated transactions, certain of our 3.70% Unsecured Convertible Notes aggregating approximately $82.8 million in principal amount, at an aggregate cash price of approximately $84.6 million (the "2010 3.70% Repurchases"). Upon completion of the 2010 3.70% Repurchases, the total value of the consideration of the 2010 3.70% Repurchases was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $1.7 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate Equities, Inc.'s stockholders' equity. As a result of the 2010 3.70% Repurchases, we recognized a loss on early extinguishment of debt of approximately $2.4 million, net of approximately $0.4 million in unamortized issuance costs. The loss was classified as a loss on early extinguishment of debt on the accompanying consolidated income statements for the year ended December 31, 2010.

During the year ended December 31, 2011, we repurchased, in privately negotiated transactions, additional 3.70% Unsecured Convertible Notes aggregating approximately $217.1 million in principal amount, at an aggregate cash price of approximately $221.4 million. Upon completion of these repurchases, the total value of the consideration of the repurchases was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $3.0 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate Equities, Inc.'s stockholders' equity. As a result of these repurchases, we recognized an aggregate loss on early extinguishment of debt of approximately $5.2 million, including approximately $0.7 million in unamortized issuance costs.

The following table outlines our interest expense for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	**2011**	2010	2009
Gross interest	**$124,499**	$142,477	$159,157
Capitalized interest	**(61,056)**	(72,835)	(76,884)
Interest expense (1)	**$ 63,443**	$ 69,642	$ 82,273

(1) Includes interest expense related to and classified in discontinued operations.

NOTE 7.

Accounts Payable, Accrued Expenses, and Tenant Security Deposits

The following table summarizes the components of accounts payable, accrued expenses, and tenant security deposits as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	2011	2010
Accounts payable and accrued expenses	**$ 86,419**	$ 71,954
Accrued construction	**37,016**	33,466
Acquired above and below market leases	**17,921**	27,266
Conditional asset retirement obligations	**10,215**	10,323
Deferred rent liability	**30,493**	27,905
Interest rate swap liabilities	**32,980**	44,645
Prepaid rent and tenant security deposits	**103,486**	79,909
Other liabilities	**6,863**	8,789
Total	**$325,393**	$304,257

Some of our properties may contain asbestos, which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. We recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. These conditional asset retirement obligations are included in the table above.

NOTE 8.

Interest Rate Swap Agreements

During the years ended December 31, 2011, 2010, and 2009, our interest rate swap agreements were used primarily to hedge the variable cash flows associated with certain of our existing LIBOR-based variable rate debt, including our unsecured line of credit and unsecured bank term loans. As required by ASC 815 – *Derivatives and Hedging*, the ineffective portion of the change in fair value of our interest rate swap agreements is recognized directly in earnings. During the years ended December 31, 2011, 2010, and 2009, our interest rate swap agreements were 100% effective; because of this, no hedge ineffectiveness was recognized in earnings. The effective portion of changes in the fair value of our interest rate swap agreements that are designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss.

The following table reflects the effective portion of the unrealized loss recognized in other comprehensive loss for our interest rate swaps related to the change in fair value for the years ended December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	**2011**	2010
Unrealized loss recognized in other comprehensive loss related to the effective portion of changes in the fair value of our interest rate swap agreements	**$(9,630)**	$(25,393)

Losses are subsequently reclassified into earnings in the period during which the hedged forecasted transactions affect earnings. During the next 12 months, we expect to reclassify approximately $19.1 million from accumulated other comprehensive loss to interest expense as an increase to interest expense. The following table reflects the location in the consolidated statements of income and the effective portion of the loss reclassified from accumulated other comprehensive income into earnings for our cash flow hedge contracts for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	**2011**	2010	2009
Loss reclassified from other comprehensive loss to earnings as an increase to interest expense (effective portion)	**$21,457**	$30,629	$38,867

As of December 31, 2011 and 2010, our interest rate swap agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values, aggregating a liability balance of approximately $33.0 million and $44.6 million, respectively, which included accrued interest and adjustments for non-performance risk, with the offsetting adjustment reflected as unrealized loss in accumulated other comprehensive loss in total equity. We have not posted any collateral related to our interest rate swap agreements.

We had the following outstanding interest rate swap agreements that were designated as cash flow hedges of interest rate risk as of December 31, 2011 (in thousands):

TRANSACTION DATE	EFFECTIVE DATE	TERMINATION DATE	INTEREST PAY RATE (1)	FAIR VALUE AS OF 12/31/11 (2)	NOTIONAL AMOUNT IN EFFECT AS OF DECEMBER 31, 2011	2012	2013
December 2006	December 29, 2006	March 31, 2014	4.990%	**$ (4,968)**	**$ 50,000**	$ 50,000	$ 50,000
October 2007	October 31, 2007	September 30, 2012	4.546	**(1,559)**	**50,000**	–	–
October 2007	October 31, 2007	September 30, 2013	4.642	**(3,625)**	**50,000**	50,000	–
October 2007	July 1, 2008	March 31, 2013	4.622	**(1,298)**	**25,000**	25,000	–
October 2007	July 1, 2008	March 31, 2013	4.625	**(1,299)**	**25,000**	25,000	–
December 2006	November 30, 2009	March 31, 2014	5.015	**(7,494)**	**75,000**	75,000	75,000
December 2006	November 30, 2009	March 31, 2014	5.023	**(7,507)**	**75,000**	75,000	75,000
December 2006	December 31, 2010	October 31, 2012	5.015	**(3,879)**	**100,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	**(76)**	**250,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	**(75)**	**250,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	**(38)**	**125,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.480	**(38)**	**125,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.495	**(57)**	**125,000**	–	–
December 2011	December 30, 2011	December 31, 2012	0.508	**(73)**	**125,000**	–	–
December 2011	December 31, 2012	December 31, 2013	0.640	**(136)**	**–**	250,000	–
December 2011	December 31, 2012	December 31, 2013	0.640	**(131)**	**–**	250,000	–
December 2011	December 31, 2012	December 31, 2013	0.644	**(72)**	**–**	125,000	–
December 2011	December 31, 2012	December 31, 2013	0.644	**(73)**	**–**	125,000	–
December 2011	December 31, 2013	December 31, 2014	0.977	**(301)**	**–**	–	250,000
December 2011	December 31, 2013	December 31, 2014	0.976	**(281)**	**–**	–	250,000
Total				**$(32,980)**	**$1,450,000**	$1,050,000	$700,000

(1) Interest pay rate represents the interest rate we will pay for one month LIBOR under the applicable interest rate swap agreement. This rate does not include any spread in addition to one month LIBOR that is due monthly as interest expense.
(2) Including accrued interest and credit valuation (ASC 820 – *Fair Value Measurements and Disclosures*) adjustment.

NOTE 9.

Fair Value of Financial Instruments

We are required to disclose fair value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. We measure and disclose the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels: (1) quoted prices in active markets for identical assets or liabilities, (2) "significant other observable inputs," and (3) "significant unobservable inputs." "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following tables set forth the assets and liabilities that we measure at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2011 and 2010 (in thousands):

DESCRIPTION	TOTAL	DECEMBER 31, 2011 QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS OR LIABILITIES	"SIGNIFICANT OTHER OBSERVABLE INPUTS"	"SIGNIFICANT UNOBSERVABLE INPUTS"
Assets:				
"Available for sale" securities	$ 6,235	$6,235	$ –	$ –
Liabilities:				
Interest rate swap agreements	$32,980	$ –	$32,980	$ –

DESCRIPTION	TOTAL	DECEMBER 31, 2010 QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS OR LIABILITIES	"SIGNIFICANT OTHER OBSERVABLE INPUTS"	"SIGNIFICANT UNOBSERVABLE INPUTS"
Assets:				
"Available for sale" securities	$ 8,033	$8,033	$ –	$ –
Liabilities:				
Interest rate swap agreements	$44,645	$ –	$44,645	$ –

The carrying amounts of cash and cash equivalents, restricted cash, tenant receivables, other assets, accounts payable, accrued expenses, and tenant security deposits approximate fair value. As further described in Notes 5 and 8, our "available for sale" securities and our interest rate swap agreements, respectively, have been recorded at fair value. The fair values of our secured notes payable, unsecured line of credit, unsecured bank term loans, and unsecured convertible notes were estimated using "significant other observable inputs" such as available market information and discounted cash flow analyses based on borrowing rates we believe we could obtain with similar terms and maturities. Because the valuations of our financial instruments are based on these types of estimates, the actual fair value of our financial instruments may differ materially if our estimates do not prove to be accurate. Additionally, the use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

As of December 31, 2011 and 2010, the book and fair values of our "available for sale" securities, interest rate swap agreements, secured notes payable, unsecured line of credit, unsecured bank term loan, and unsecured convertible notes were as follows (in thousands):

	2011		2010	
DECEMBER 31,	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
"Available for sale" securities	$ 6,235	$ 6,235	$ 8,033	$ 8,033
Interest rate swap agreements	32,980	32,980	44,645	44,645
Secured notes payable	724,305	810,128	790,869	865,939
Unsecured line of credit and unsecured bank term loans	1,970,000	1,982,700	1,498,000	1,438,751
Unsecured convertible notes	84,959	85,221	295,293	302,486

NOTE 10.

Earnings Per Share

We use income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders as the "control number" in determining whether potential common shares, including potential common shares issuable upon conversion of our 8.00% Unsecured Convertible Notes, are dilutive or antidilutive to earnings (loss) per share. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by REITs and earnings per share required by the Securities and Exchange Commission ("SEC") and the FASB, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the statement of income and included in the numerator for the computation of earnings per share for income from continuing operations. The land parcels we sold during the years ended December 31, 2011 and 2010, did not meet the criteria for discontinued operations because the parcels did not have any significant operations prior to disposition. Accordingly, for the years ended December 31, 2011 and 2010, we classified the $46,000 gain and $59.4 million gain, respectively, on sales of land parcels below income from discontinued operations, net, in the consolidated statements of income, and included the gain in income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the "control number," or numerator, for the computation of earnings per share.

We account for unvested restricted stock awards that contain nonforfeitable rights to dividends as participating securities and include these securities in the computation of earnings per share using the two-class method. Under the two-class method, we allocate net income after preferred stock dividends and amounts attributable to noncontrolling interests to common stockholders and unvested restricted stock awards based on their respective participation rights to dividends declared (or accumulated) and undistributed earnings. Diluted earnings per share is computed using the weighted average shares of common stock outstanding determined for the basic earnings per share computation plus the effect of any dilutive securities, including the dilutive effect of stock options using the treasury stock method.

The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2011, 2010, and 2009 (dollars in thousands, except per share amounts):

YEAR ENDED DECEMBER 31,	2011	2010	2009
Earnings per share – basic			
Income from continuing operations	$ 136,235	$ 78,474	$ 135,016
Gain on sale of land parcels	46	59,442	–
Net income attributable to noncontrolling interests	(3,975)	(3,729)	(7,047)
Dividends on preferred stock	(28,357)	(28,357)	(28,357)
Net income attributable to unvested restricted stock awards	(1,088)	(995)	(1,270)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic	102,861	104,835	98,342
(Loss) income from discontinued operations, net	(888)	1,106	6,632
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 101,973	$ 105,941	$ 104,974
Weighted average shares of common stock outstanding – basic	59,066,812	48,375,474	38,586,909
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic:			
Continuing operations	$ 1.75	$ 2.17	$ 2.55
Discontinued operations, net	(0.02)	0.02	0.17
Earnings per share – basic	$ 1.73	$ 2.19	$ 2.72
Earnings per share – diluted			
Income from continuing operations	$ 136,235	$ 78,474	$ 135,016
Gain on sale of land parcels	46	59,442	–
Net income attributable to noncontrolling interests	(3,975)	(3,729)	(7,047)
Dividends on preferred stock	(28,357)	(28,357)	(28,357)
Net income attributable to unvested restricted stock awards	(1,088)	(995)	(1,270)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted	102,861	104,835	98,342
(Loss) income from discontinued operations, net	(888)	1,106	6,632
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 101,973	$ 105,941	$ 104,974
Weighted average shares of common stock outstanding – basic	59,066,812	48,375,474	38,586,909
Dilutive effect of stock options	10,798	29,566	13,160
Weighted average shares of common stock outstanding – diluted	59,077,610	48,405,040	38,600,069
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted:			
Continuing operations	$ 1.75	$ 2.17	$ 2.55
Discontinued operations, net	(0.02)	0.02	0.17
Earnings per share – diluted	$ 1.73	$ 2.19	$ 2.72

We apply the if-converted method of accounting for our 8.00% Unsecured Convertible Notes that were issued in April 2009. In applying the if-converted method of accounting, conversion is assumed for purposes of calculating diluted earnings per share if the effect is dilutive to earnings per share. If the assumed conversion pursuant to the if-converted method of accounting is dilutive, diluted earnings per share would be calculated by adding back interest charges applicable to our 8.00% Unsecured Convertible Notes to the numerator, and our 8.00% Unsecured Convertible Notes would be assumed to have been converted at the beginning of the period presented (or from the date of issuance, if occurring on a date later than the date that the period begins), and the resulting incremental shares associated with the assumed conversion would be included in the denominator. Furthermore, we assume that our 8.00% Unsecured Convertible Notes are converted for the period prior to any retirement or actual conversion if the effect of such assumed conversion is dilutive, and any shares of common stock issued upon retirement or actual conversion are included in the denominator for the period after the date of retirement or conversion. For purposes of calculating diluted earnings per share, we did not assume conversion of our 8.00% Unsecured Convertible Notes for the years ended December 31, 2011, 2010, and 2009, since the impact was antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

We also apply the if-converted method of accounting to our 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock"). For purposes of calculating diluted earnings per share, we did not assume conversion of our Series D Convertible Preferred Stock for the years ended December 31, 2011, 2010, and 2009, because the impact was antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

Our calculation of weighted average diluted shares will include additional shares related to our 3.70% Unsecured Convertible Notes when the average market price of our common stock is higher than the conversion price ($117.36 as of December 31, 2011). The number of additional shares that will be included in the weighted average diluted shares is equal to the number of shares that would be issued upon the settlement of the 3.70% Unsecured Convertible Notes, assuming the settlement occurred at the end of the reporting period pursuant to the treasury stock method. For the years ended December 31, 2011, 2010, and 2009, the weighted average shares of common stock related to our 3.70% Unsecured Convertible Notes have been excluded from diluted weighted average shares of common stock because the average market price of our common stock was lower than the conversion price and the impact of conversion would have been antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

NOTE 11.

Net Income Attributable to Alexandria Real Estate Equities, Inc.

The following table shows income (loss) from continuing and discontinued operations attributable to Alexandria Real Estate Equities, Inc. for the years ended December 31, 2011, 2010, and 2009 (in thousands):

YEAR ENDED DECEMBER 31,	**2011**	2010	2009
Income from continuing operations	**$136,235**	$ 78,474	$135,016
Less: net income attributable to noncontrolling interests	**(3,975)**	(3,729)	(7,047)
Add: gain on sale of land parcels	**46**	59,442	–
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.	**$132,306**	$134,187	$127,969
(Loss) income from discontinued operations, net	**$ (888)**	$ 1,106	$ 6,632
Less: net income attributable to noncontrolling interests	**–**	–	–
(Loss) income from discontinued operations attributable to Alexandria Real Estate Equities, Inc., net	**$ (888)**	$ 1,106	$ 6,632
Net income attributable to Alexandria Real Estate Equities, Inc.	**$131,418**	$135,293	$134,601

NOTE 12.

Income Taxes

We are organized and qualify as a REIT pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a REIT that distributes 100% of its taxable income to its stockholders each year and that meets certain other conditions is not subject to federal income taxes, but could be subject to certain state and local taxes. We have distributed 100% or more of our taxable income. Therefore, no provision for federal income taxes is required. We file tax returns, including returns for our subsidiaries, with federal, state, and local jurisdictions, including jurisdictions located in the United States, Canada, China, India, and other international locations. Our tax returns are subject to examination in various jurisdictions for the calendar years 2007 through 2011.

We recognize tax benefits of uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2011, there were no unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Interest expense and penalties, if any, would be recognized in the first period during which the interest or penalty would begin accruing according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any material tax related interest expense or penalties for the years ended December 31, 2011, 2010, or 2009.

The following reconciles GAAP net income to taxable income as filed with the Internal Revenue Service (the "IRS") for the years ended December 31, 2010, and 2009 (in thousands and unaudited):

YEAR ENDED DECEMBER 31,	2010	2009
Net income	$139,022	$ 141,648
Net income attributable to noncontrolling interests	(3,729)	(7,047)
Book/tax differences:		
Rental revenue recognition	(19,155)	(15,460)
Depreciation and amortization	(1,410)	2,864
Gains/losses from capital transactions	(4,782)	(7,694)
Stock-based compensation	6,179	11,738
Interest expense	3,659	(8,059)
Sales of property	(39,444)	(537)
Other, net	2,799	(2,892)
Taxable income, before dividend deduction	83,139	114,561
Dividend deduction necessary to eliminate taxable income [1]	(83,139)	(114,561)
Estimated income subject to federal income tax	$ –	$ –

(1) Total distributions paid were approximately $96.2 million and $115.0 million for the years ended December 31, 2010 and 2009, respectively.

We distributed all of our REIT taxable income in 2010 and 2009, and as a result, did not incur federal income tax in those years on such income. For the year ended December 31, 2011, we expect our distributions to exceed our REIT taxable income, and as a result, do not expect to incur federal income tax on such income. We expect to finalize our 2011 REIT taxable income in connection with our 2011 federal income tax return, which will be prepared and filed with the IRS in 2012.

The income tax treatment of distributions and dividends declared on our common stock, our Series C Preferred Stock, and our Series D Convertible Preferred Stock for the years ended December 31, 2011, 2010, and 2009, was as follows:

	COMMON STOCK			SERIES C PREFERRED STOCK			SERIES D PREFERRED STOCK		
YEAR ENDED DECEMBER 31,	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Ordinary income	**95.7%**	77.2%	98.8%	**98.6%**	100.0%	100.0%	**98.6%**	100.0%	100.0%
Return of capital	**3.0**	22.8	1.2	**–**	–	–	**–**	–	–
Capital gains at 15%	**1.3**	–	–	**1.4**	–	–	**1.4**	–	–
Total	**100.0%**	100.0%	100.0%	**100.0%**	100.0%	100.0%	**100.0%**	100.0%	100.0%
Dividends declared	**$1.86**	$1.50	$1.85	**$2.09375**	$2.09375	$2.09375	**$1.75**	$1.75	$1.75

Our tax return for 2011 is due on or before September 15, 2012, assuming we file for an extension of the due date. The taxability information presented for our dividends paid in 2011 is based upon management's estimate. Our tax returns for previous tax years have not been examined by the IRS. Consequently, the taxability of distributions and dividends is subject to change. The income tax treatment information provided above is unaudited.

NOTE 13.

Commitments and Contingencies

EMPLOYEE RETIREMENT SAVINGS PLAN We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to approximately $1.3 million, $1.4 million, and $0.8 million for the years ended December 31, 2011, 2010, and 2009, respectively. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the Company.

CONCENTRATION OF CREDIT RISK We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage of $250,000, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We have not experienced any losses to date on our invested cash.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2011, we held 474 leases with a total of 388 tenants, and 69 of our 173 properties were each leased to a single tenant. As of December 31, 2011, our three largest tenants accounted for approximately 13.6% of our aggregate annualized base rent.

COMMITMENTS As of December 31, 2011, remaining aggregate costs under contract for the construction of properties undergoing development and redevelopment and generic life science laboratory infrastructure improvements under the terms of leases approximated $255.3 million. We expect payments for these obligations to occur over the next one to three years, subject to capital planning adjustments from time to time. We were also committed to fund approximately $57.3 million for certain investments over the next six years.

A wholly owned subsidiary of the Company previously executed a ground lease, as ground lessee, for the development site in New York City located at and adjacent to 450 East 29th Street. That ground lease requires the construction of a second building approximating 407,000 rentable square feet to commence no later than October 31, 2013. Commencement of construction of the second building includes, among other things, site preparation in order to accommodate a construction crane, erection of a construction crane, renewal of permits, and updating of the construction plans and specifications. The ground lease provides further that substantial completion of the second building occur by October 31, 2015, requiring satisfying conditions that include substantially completed construction in accordance with the plans and the issuance of either temporary or permanent certificates of occupancy for the core and shell. The ground lease also provides that by October 31, 2016, the ground lessee obtain a temporary or permanent certificate of occupancy for the core and shell of both the first building (which has occurred) and the second building. In each case, the target dates above are subject to force majeure, to contractual cure rights, to other legal remedies available to ground lessees generally, and to change for any reason by agreement between both parties under the ground lease. Lastly, if the above dates are not met, the ground lease provides contractual cure rights, and the ground lease does not provide for the payment of additional rent, a late fee, or other monetary penalty.

RENTAL EXPENSE Our rental expense attributable to continuing operations for the years ended December 31, 2011, 2010, and 2009, was approximately $10.2 million, $8.8 million, and $8.2 million, respectively. These rental expense amounts include certain operating leases for our headquarters and field offices, and ground leases for 21 of our properties and six land development parcels. Ground leases generally require fixed annual rent payments and may also include escalation clauses and renewal options. Future minimum lease obligations under non-cancelable ground and other operating leases as of December 31, 2011, were as follows (in thousands):

YEAR	OFFICE LEASES	GROUND LEASES	TOTAL
2012	$1,354	$ 11,222	$ 12,576
2013	783	11,194	11,977
2014	819	9,906	10,725
2015	862	9,748	10,610
2016	898	10,467	11,365
Thereafter	2,794	627,828	630,622
Total	$7,510	$680,365	$687,875

Our operating lease obligations have remaining lease terms ranging from less than one year to 13 years, exclusive of extension options. Our ground lease obligations have remaining lease terms from 22 to 99 years, exclusive of extension options.

NOTE 14.

Stockholders' Equity

ISSUANCES OF COMMON STOCK In May 2011, we sold 6,250,651 shares of our common stock in a follow-on offering (including 750,651 shares issued upon partial exercise of the underwriters' over-allotment option). The shares were issued at a price of $75.50 per share, resulting in aggregate proceeds of approximately $451.5 million (after deducting underwriters' discounts and other offering costs).

In September 2010, we sold 5,175,000 shares of our common stock in a follow-on offering (including 675,000 shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $69.25 per share, resulting in aggregate proceeds of approximately $342.3 million (after deducting underwriters' discounts and other offering costs).

In June 2010, we completed our Exchange Offer. Pursuant to the terms of the Exchange Offer, we issued 5,620,256 shares of our common stock and paid approximately $41.9 million in cash, as consideration for the exchange of approximately $232.7 million of our 8.00% Unsecured Convertible Notes. See Note 6, "Secured and Unsecured Debt."

In September 2009, we sold 4,600,000 shares of our common stock in a follow-on offering (including shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $53.25 per share, resulting in aggregate proceeds of approximately $233.5 million (after deducting underwriters' discounts and other offering costs).

In March 2009, we sold 7,000,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $38.25 per share, resulting in aggregate proceeds of approximately $254.6 million (after deducting underwriters' discounts and other offering costs).

ACCUMULATED OTHER COMPREHENSIVE LOSS Accumulated other comprehensive loss attributable to Alexandria Real Estate Equities, Inc. consists of the following as of December 31, 2011 and 2010 (in thousands):

DECEMBER 31,	2011	2010
Unrealized gain on marketable securities	$ 3,834	$ 6,157
Unrealized loss on interest rate swap agreements	(32,980)	(44,807)
Unrealized (loss) gain on foreign currency translation	(5,365)	20,315
Total	$(34,511)	$(18,335)

SERIES C PREFERRED STOCK In June 2004, we completed a public offering of 5,185,500 shares of our Series C Preferred Stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series C Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and was not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C Preferred Stock generally have no voting rights. We may, at our option, redeem our Series C Preferred Stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

SERIES D CONVERTIBLE PREFERRED STOCK In March and April 2008, we completed a public offering of 10,000,000 shares of Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $242 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions. We are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of our Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2011, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2480 shares of common stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $100.81 per share of common stock.

PREFERRED STOCK AND EXCESS STOCK AUTHORIZATIONS Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 15,185,500 shares were issued and outstanding as of December 31, 2011. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding as of December 31, 2011.

NOTE 15.

Share-Based Compensation

STOCK PLAN We have a stock option and incentive plan for the purpose of attracting and retaining the highest-quality personnel, providing for additional incentives, and promoting the success of our Company by providing employees the opportunity to acquire common stock pursuant to (1) options to purchase common stock and (2) share awards. In May 2010, we amended and restated our stock option and incentive plan to increase the number of shares reserved for the grant of awards, implement a fungible reserve, and extend the term of the stock plan until May 2020, among other amendments. As of December 31, 2011, a total of 1,178,441 shares were reserved for the granting of future options and share awards under the stock plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire 10 years after the date of grant. The options outstanding under the stock plan expire at various dates through October 2012. We have not granted any stock options since 2002.

A summary of the stock option activity under our stock plan and related information for the years ended December 31, 2011, 2010, and 2009 follows:

	2011		2010		2009	
YEAR ENDED DECEMBER 31,	STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	**51,850**	**$43.82**	118,225	$43.55	186,054	$43.88
Granted	**–**	**–**	–	–	–	–
Exercised	**(48,350)**	**43.88**	(66,375)	43.34	(67,829)	44.46
Forfeited	**–**	**–**	–	–	–	–
Outstanding at end of year	**3,500**	**$42.93**	51,850	$43.82	118,225	$43.55
Exercisable at end of year	**3,500**	**$42.93**	51,850	$43.82	118,225	$43.55

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2011:

RANGE OF EXERCISE PRICE	WEIGHTED AVERAGE EXERCISE PRICES	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)
$42.74 - $42.74	$42.74	1,000	0.7
$43.00 - $43.00	43.00	2,500	0.7
$42.74 - $43.00	$42.93	3,500	0.7

The aggregate intrinsic value of options outstanding as of December 31, 2011, was approximately $0.1 million.

In addition, the stock plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock that (1) may be fully vested upon issuance or (2) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a three-year period from the date of issuance, and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2011 and 2010, there were 550,763 and 489,010 shares, respectively, of nonvested awards outstanding. During 2011, we granted 333,479 shares of common stock, 269,076 share awards vested, and 2,650 shares were forfeited. During 2010, we granted 308,528 shares of common stock, 271,450 share awards vested, and 3,250 shares were forfeited. During 2009, we granted 312,661 shares of common stock, 331,650 share awards vested, and 1,250 shares were forfeited. The weighted average grant-date fair value of share awards granted during 2011 was approximately $75.32 per share, and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $19.0 million. As of December 31, 2011, there was $19.3 million of unrecognized compensation related to nonvested share awards under the stock plan, which is expected to be recognized over the next three years and has a weighted average period of approximately 23 months. Capitalized stock compensation was approximately $8.5 million, $8.4 million, and $8.8 million during the years ended December 31, 2011, 2010, and 2009, respectively, and is included as a reduction of general and administrative expenses in the accompanying consolidated statements of income.

NOTE 16.

Noncontrolling Interests

Noncontrolling interests are the third-party interests in certain entities in which we have a controlling interest. These entities owned seven properties and three development parcels as of December 31, 2011, and are included in our consolidated financial statements. Noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements.

Certain of our noncontrolling interests have the right to require us to redeem their ownership interests in the respective entities. We classify these ownership interests in the entities as redeemable noncontrolling interests outside of total equity in the accompanying consolidated balance sheets. Redeemable noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements. If the carrying amount of a redeemable noncontrolling interest is less than the maximum redemption value at the balance sheet date, such amount is adjusted to the maximum redemption value. Subsequent declines in the redemption value are recognized only to the extent that previously recorded increases have been recorded pursuant to the preceding sentence. As of December 31, 2011 and 2010, our redeemable noncontrolling interest balances were approximately $16.0 million and $15.9 million, respectively. Our remaining noncontrolling interests aggregating approximately $42.6 million and $41.6 million as of December 31, 2011 and 2010, respectively, do not have rights to require us to purchase their ownership interests and are classified in total equity in the accompanying consolidated balance sheets.

NOTE 17.

Non-Cash Transactions

During the year ended December 31, 2011, our non-cash transactions were composed of approximately $15.0 million of acquired in-place leases associated with our acquisition of 409/499 Illinois Street in April 2011.

During the year ended December 31, 2010, our non-cash transactions were composed of the assumption of secured notes payable approximating $21.1 million and the value of acquired above and below market leases aggregating approximately $7.0 million net below market leases in connection with our 2010 acquisitions.

NOTE 18.

Discontinued Operations and Sales of Land Parcels

DISCONTINUED OPERATIONS The following is a summary of (loss) income from discontinued operations, net, for the years ended December 31, 2011, 2010, and 2009, and net assets of discontinued operations as of December 31, 2011 and 2010 (in thousands):

YEAR ENDED DECEMBER 31,	2011	2010	2009
Total revenues	$ 1,080	$ 2,349	$6,479
Operating expenses	438	527	1,050
Revenues less operating expenses	642	1,822	5,429
Interest expense	36	133	162
Depreciation expense	500	607	1,262
Income from discontinued operations before non-cash impairment charge and gain/loss on sales of real estate	106	1,082	4,005
Non-cash impairment charge	(994)	-	-
Gain on sales of real estate	-	24	2,627
(Loss) income from discontinued operations, net	$ (888)	$ 1,106	$6,632

DECEMBER 31,	2011	2010
Properties "held for sale," net	$15,011	$18,773
Other assets	197	247
Total assets	15,208	19,020
Secured note payable	-	2,237
Other liabilities	298	467
Total liabilities	298	2,704
Net assets of discontinued operations	$14,910	$16,316

(Loss) income from discontinued operations, net, includes the results of operations of three properties that were classified as "held for sale" as of December 31, 2011, and the results of operations and gain on sale of real estate of one property during the year ended December 31, 2011. During the year ended December 31, 2010, we sold one property located in the Seattle market that had been classified as "held for sale" as of December 31, 2009.

During the year ended December 31, 2011, using the "held for sale" impairment model, we recognized a non-cash impairment charge of approximately $1.0 million related to a 30,000 rentable square foot property located in the suburbs of Greater Boston, to adjust the carrying value to the estimated fair value less costs to sell. This non-cash impairment charge is classified in income from discontinued operations, net, in the accompanying consolidated statements of income.

SALE OF LAND PARCELS Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by REITs required by the SEC, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the statement of income. In August 2011, we completed the sale of a land parcel in San Diego for a sale price of approximately $17.3 million at a gain of approximately $46,000. The buyer is expected to construct a building with approximately 249,000 rentable square feet, representing a sale price of approximately $70 per rentable square foot. The land parcel we sold during the year ended December 31, 2011, did not meet the criteria for discontinued operations because the parcel did not have any significant operations prior to disposition. Accordingly, for the year ended December 31, 2011, we classified the $46,000 gain on sale of the land parcel below (loss) income from discontinued operations, net, in the consolidated statements of income.

During the year ended December 31, 2010, we completed sales of land parcels in Mission Bay, San Francisco, California, for an aggregate sales price of approximately $278 million at a gain of approximately $59.4 million. The land parcels we sold during the year ended December 31, 2010, did not meet the criteria for discontinued operations because the parcels did not have any significant operations prior to disposition. Accordingly, for the year ended December 31, 2010, we classified the $59.4 million gain on sales of the land parcels below (loss) income from discontinued operations, net, in the consolidated statements of income.

NOTE 19.

Quarterly Financial Data (Unaudited)

The following is a summary of consolidated financial information on a quarterly basis for 2011 and 2010 (in thousands, except per share amounts):

2011	QUARTER FIRST	SECOND	THIRD	FOURTH
Revenues [1]	**$139,920**	**$ 143,551**	**$144,193**	**$145,779**
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	**$ 24,365**	**$ 25,986**	**$ 24,662**	**$ 26,960**
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders:				
Basic [2]	**$ 0.44**	**$ 0.44**	**$ 0.40**	**$ 0.44**
Diluted [2]	**$ 0.44**	**$ 0.44**	**$ 0.40**	**$ 0.44**

2010	QUARTER FIRST	SECOND	THIRD	FOURTH
Revenues [1]	$116,117	$ 116,633	$121,220	$131,778
Net income (loss) attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 20,542	$ (20,393)	$ 22,235	$ 83,241
Earnings (loss) per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders:				
Basic [2]	$ 0.47	$ (0.45)	$ 0.45	$ 1.52
Diluted [2]	$ 0.47	$ (0.45)	$ 0.45	$ 1.52

(1) All periods have been adjusted from amounts previously disclosed in our quarterly filings on Form 10-Qs to reclassify amounts related to discontinued operations. See Note 18, "Discontinued Operations and Sales of Land Parcels."

(2) Quarterly earnings per common share amounts may not total to the annual amounts due to rounding and due to the change in the number of common shares outstanding.

NOTE 20.

Subsequent Event

As disclosed in Note 6, any holder of our 3.70% Unsecured Convertible Notes has the option to require the Company to purchase such notes (or any portion thereof in integral multiples of $1,000 principal amount) on each of January 15, 2012, January 15, 2017, and January 15, 2022. In the event that any holder exercises this repurchase option, the Company must repurchase such notes at a price, payable in cash, equal to the principal amount of such notes plus accrued and unpaid interest as of the applicable option repurchase date. During January 2012, we repurchased approximately $83.8 million of our 3.70% Unsecured Convertible Notes at par, pursuant to options exercised by holders thereof under the indenture governing the notes. We do not expect to recognize any gain or loss as a result of this repurchase. As of February 21, 2012, approximately $1.0 million of our 3.70% Unsecured Convertible Notes remained outstanding.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Our common stock is traded on the NYSE under the symbol "ARE." On February 17, 2012, the last reported sales price per share of our common stock was $72.82, and there were approximately 278 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of Cede & Co.). The following table sets forth the quarterly high and low trading prices per share of our common stock as reported on the NYSE and the distributions declared by us with respect to our common stock for each such period (distributions were paid in the quarter following the quarter in which the distribution was declared):

PERIOD	HIGH	LOW	PER SHARE DISTRIBUTION
2011			
Fourth Quarter	**$71.07**	**$56.10**	**$0.49**
Third Quarter	**$85.33**	**$59.33**	**$0.47**
Second Quarter	**$83.08**	**$75.09**	**$0.45**
First Quarter	**$80.72**	**$72.99**	**$0.45**
2010			
Fourth Quarter	$76.19	$65.60	$0.45
Third Quarter	$73.89	$60.11	$0.35
Second Quarter	$75.18	$60.48	$0.35
First Quarter	$69.03	$55.54	$0.35

Future distributions on our common stock will be determined by and at the discretion of our Board of Directors and will depend on a number of factors, including actual cash available for distribution, our financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, restrictions under Maryland law, and such other factors as our Board of Directors deems relevant. To maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our taxable income for the current taxable year, determined without regard to deductions for dividends paid and excluding any net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash flow available for distributions to meet these distribution requirements. In such a case, we may borrow funds or may raise funds through the issuance of additional debt or equity capital. No dividends can be paid on our common stock unless we have paid full cumulative dividends on our Series C Preferred Stock and our Series D Convertible Preferred Stock. From the date of issuance of our preferred stock through December 31, 2011, we have paid full cumulative dividends on our Series C Preferred Stock and Series D Convertible Preferred Stock. We cannot assure our stockholders that we will make any future distributions.

Directors and Officers

ALEXANDRIA REAL ESTATE EQUITIES, INC.

BOARD OF DIRECTORS

Joel S. Marcus
Chairman of the Board and
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International LLC

John L. Atkins III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Richard H. Klein, CPA
Independent Business Consultant

James H. Richardson
Senior Management Consultant

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

Alan G. Walton, Ph.D., D.Sc.
Senior General Partner
Oxford Bioscience Partners

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

Dean A. Shigenaga
Chief Financial Officer

Stephen A. Richardson
Chief Operating Officer

Peter M. Moglia
Chief Investment Officer

SENIOR OFFICERS

Thomas J. Andrews
Vincent R. Ciruzzi, Jr.
John J. Cox
John H. Cunningham
Lawrence J. Diamond
Jennifer J. Pappas
Daniel J. Ryan

Corporate Information

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMMON STOCK
Listed on the New York
Stock Exchange
Symbol "ARE"

CORPORATE OFFICES
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777

TRANSFER AGENT
American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

LEGAL COUNSEL
Morrison & Foerster LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING
The annual meeting will be held
at 11:00 a.m., Pacific Daylight Time,
May 21, 2012, at
The Langham Huntington Hotel
1401 South Oak Knoll Avenue
Pasadena, California 91106

SEC FORM 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 396-4828
www.are.com

ALEXANDRIA REAL ESTATE EQUITIES, INC. (NYSE: ARE) is the largest and leading investment grade real estate investment trust focused principally on owning, operating, and developing high-quality, sustainable real estate for the life science industry. Founded in 1994, Alexandria has the first-mover advantage in every core life science cluster location, including Greater Boston, San Francisco, San Diego, and New York City. Alexandria's high-credit client tenants span the broad and diverse life science industry, including leading multinational pharmaceutical companies, academic and medical institutions, public and private biotechnology entities, U.S. government research agencies, medical device companies, clean technology companies, venture capitalists, and life science product and service companies. As the recognized real estate partner of the life science industry, Alexandria has a superior track record in driving client tenant productivity and innovation through its best-in-class laboratory and office space, collaborative locations proximate to leading research institutions, unparalleled life science real estate expertise and services, and longstanding and expansive network in the life science community.